STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone (215) 564-8000
Fax (215) 564-8120

40-33

04044423

Michael D. Mabry
MMabry@stradley.com
215-564-8011

October 7, 2004

BY HAND DELIVERY

RECD S.E.C.
OCT - 7 2004
1086

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: PBHG Funds (1940 Act No. 811-04391)
Filing Pursuant to Section 33(A) of the Investment Company Act of 1940, as amended, (the "1940 Act")

Ladies and Gentleman:

Enclosed on behalf of the above-referenced registrant are two (2) private litigation complaints filed pursuant to Section 33(A) of the 1940 Act. The first private litigation complaint is in the matter of Carey v. Pilgrim Baxter & Associates, Ltd., et al. and was filed in the United States District Court for the District of Maryland on September 29, 2004. The second private litigation complaint is in the matter of Jungalawala v. Pilgrim Baxter & Associates, Ltd., et al. filed in the United States District Court for the District of Maryland on September 29, 2004.

If you have any questions, please contact me at the number above.

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

Sincerely,

Michael D. Mabry

Michael D. Mabry

Enc.
cc: Randolph S. Koch
Division of Investment Management
John M. Zerr, Esquire (w/o enclosures)
William H. Rheiner (w/o enclosures)

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	**MDL DOCKET NO. 1586**
IN RE ALLIANCE, FRANKLIN TEMPLETON, BANK OF AMERICA and PILGRIM BAXTER	:	**Civil No. 04-md-15862 (AMD) (Hon. Andre M Davis)**
This Document Relates to: **PILGRIM BAXTER SUB-TRACK**	:	
Jungalawala v. Pilgrim Baxter & Associates, Ltd. et al	:	**04-md-00882-JFM**

CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

TABLE OF CONTENTS

Plaintiffs Chuck Hall, Katherine Simpkins, James Cohen, Risa B. Schneps and Korshed F. Jungalawala, derivatively on behalf of the mutual funds comprising the PBHG Funds family of mutual funds (the "PBHG Funds"[1] or Funds"), hereby complain against the defendants as follows:

II. SUMMARY OF THE ACTION

1. This derivative action seeks to recover damages for the Funds for harm inflicted upon them by their own fiduciaries, who breached their fiduciary duties to the Funds, including those arising under Sections 36(b) and 36(a) of the Investment Company Act of 1940 (the "ICA") and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "IAA"), and by those who participated in a manipulative scheme to enrich themselves at the expense of the Funds through rapid in-and-out trading in the Funds, a practice commonly called "market timing" or "timing," and trading in shares of the Funds after the close of the financial markets each day, a practice commonly called "late trading."

2. This Complaint seeks redress for harm caused by the managers and investment advisers of mutual funds who, in order to share in the substantial profits that market timing and late trading generate, combined with the market timers and others, and allowed them to prey upon the Funds to which they owed the highest fiduciary duties of loyalty, candor, and due care. This Complaint also seeks redress for the harm caused by the Trustees of the Funds who failed or refused to perform their fiduciary duties to manage and supervise the Funds and enforce the manager's duties in the best interests of the Funds.

3. Market timing and late trading have been extremely harmful to the Funds. Market timing and late trading have caused hundreds of millions of dollars of harm to the Funds,

[1] Paragraph 24 of this Consolidated Amended Fund Derivative Complaint ("Complaint") includes a list of the "PBHG Funds" (together "PBHG Funds" or "Funds").

primarily by inflating transaction costs and administrative costs, and adding unnecessary marketing and distribution costs, all of which are paid by the Funds. Market timing also causes serious, known disruptions to mutual funds and their operations. Market timing forces portfolio managers to keep excess quantities of cash available in the funds to redeem market timers' shares when they sell out a position – cash that otherwise should be used to invest. Trading protocols are upset as capital available for investment fluctuates unpredictably, preventing portfolio managers from implementing their investment strategies for the Fund. The effect of this is to reduce the returns earned by the Funds.

4. Market timing and late trading have harmed each and every Fund in the PBHG family of mutual funds, whether or not the particular Fund was the direct victim of market timing or late trading. This is so because some expenses, such service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and late trading may be shared among all Funds in the PBHG family, including timed-funds and non-timed funds alike. This is also so because investors have fled all the Funds in the PBHG family of mutual funds, not just the timed funds, following the public disclosure of the market timing and late trading scandal.

5. Because of these and other problems caused by market timers, fund managers for years have had in place policies and practices designed to monitor and deter market timing, including redemption penalties.

6. Conversely, market timing and late trading have been extremely profitable for market timers, and, moreover, impose little risk. Because the price movement of the underlying securities will almost certainly be followed, sometimes within a matter of hours, by a corresponding movement in the price of the funds' shares, the realization of profit on the pricing

inefficiency is almost a sure bet. Market timers exploit price inefficiencies inherent in the forward pricing structure of mutual funds.

7. Moreover, timed or late trades cost little or nothing to execute because most timed mutual funds do not charge commissions, or "loads," for trades, thus shifting the transaction costs for market timing from the market timers to the funds themselves. Thus, for example, a one day trade can yield a net gain in excess of 100 percent, while the costs of timing are pushed off on the Funds as the timers move in and out of no-load funds, parking their winnings in liquid cash funds between trades.

8. Market timers and late traders could not reap these profits simply by investing in the securities held in the Funds' portfolios, because (a) the timers would bear significant transaction costs and tax consequences if they bought and sold individual securities, which are foisted upon the Funds under the market timing and late trading scheme, and (b) the underlying securities trade in the open market and are efficiently priced, as opposed to the inefficient prices of mutual fund shares, which would deny market timers the opportunity to execute trades at unfair prices.

9. In addition to the market timers themselves, who reaped quick and easy profits at the expense of the Funds, the advisers to the Funds and their affiliates also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the Funds without disclosing that they permitted, facilitated, encouraged or participated in the improper activity. At a minimum, the advisors failed to detect and/or prevent market timing and late trading in the Funds – the types of abusive transactions they were obligated to prevent. Simply put, the advisers abandoned their fiduciary duties to the Funds in order to inflate the already huge fees they received from the Funds.

10. Market timing and late trading result from the wholesale abdication of the fiduciary obligations the defendants owed to the Funds. As William H. Donaldson, Chairman of the SEC, recently observed in commenting upon the scandal that has engulfed the entire mutual fund industry:

> The relationship between an investment adviser and its clients is supposed to rest on a bedrock foundation of fiduciary principles. It is extremely troubling that so much of the conduct that led to the scandals in the mutual fund industry was, at its core, a breach of the fiduciary relationship between investment advisers and their advised funds. As fiduciaries, advisers owe their clients more than mere honesty and good faith. Recent experience suggests that all too many advisers were delivering much less.[2]

11. The market timing and late trading scandal results from the substantial and unresolved conflicts of interest between mutual funds and the investment advisers who create and manage the funds. Those conflicts of interest have manifested themselves in widespread instances of improper market timing and late trading in the mutual funds, all to the detriment of the Funds.

12. The nature and extent of those conflicts of interest, the market timing they led to, and the adverse impact they caused to the Funds were known by certain of the trustees of the Funds, who nonetheless approved or ratified the Fund adviser's management agreements each year, and were not adequately disclosed to or understood by other trustees of the Funds, who approved or ratified the Fund adviser's management agreements each year despite the harm the adviser caused or permitted to the Funds and who approved or ratified plans permitting the adviser to charge and collect marketing and distribution fees under Rule 12b-1 of the SEC promulgated under the ICA in violation of the trustees' own duties to the Funds.

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[2] Opening Statement at an open Commission meeting on May 26, 2004 (available at http://www.sec.gov/news/speech/spch052604.htm).

13. This action is brought by shareholders of the Funds on behalf of the Funds to recover damages for the Funds from those who are responsible for the wrongdoing and from those who profited, directly or indirectly, from the wrongdoing. These damages include, but are not limited to:

(a) forfeiture and return of the management, administration, distribution, and marketing fees and all other compensation paid to the investment adviser and its affiliates during the period of market timing and late trading;

(b) damages to the Funds for profits earned by the Fund Adviser and its affiliates (including officers and employees of the Fund Adviser) from market timing or late trading arrangements;

(c) damages to the Funds for direct and indirect injury, including increased transaction costs, liquidity costs, tax expenses, and lost investment opportunities, caused by market timing or late trading; and

(d) damages to the Funds for 12b-1 fees paid to the Fund Adviser and its affiliates (including third-parties) in excess of the corresponding economic benefit to the Funds.

14. This action is also brought by shareholders on behalf of the Funds to obtain injunctive relief for the funds, including but not limited to:

(a) rescission of the adviser's management and other agreements with the Funds;

(b) rescission of the 12b-1 Plans adopted by the Funds;

(c) removal of the Fund adviser and its affiliates that manage and perform other services for the Funds; and

(d) removal of each of the Trustees of the Funds named in this Complaint and replacing them with independent Trustees.

III. JURISDICTION AND VENUE

15. This Court has jurisdiction over this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, Section 214 of the IAA, 15 U.S.C. § 80b-14, and 28 U.S.C. § 1331(a).

16. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of and are part of the same case or controversy as plaintiffs' federal claims.

17. Venue is proper in the transferor districts because some or all of the Defendants are incorporated or conduct business in and/or some of the wrongful acts alleged herein took place or originated in those judicial districts. Venue is also proper in this District of Maryland because some of the wrongful acts alleged herein took place or originated in this judicial district.

18. In connection with the acts and practices alleged herein, defendants directly or indirectly used the instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

19. This is a consolidated amended complaint filed pursuant to an Order of the Judicial Panel on Multidistrict Litigation, captioned *In re Mutual Fund Investment Litigation*, MDL Docket No. 1586, centralizing pretrial proceedings in these actions in this Court. To preserve the filing dates of the original complaints for purposes of any applicable statutes of limitation and all other defenses based upon the passage of time, the plaintiffs herein expressly reserve the right to seek transfer of these actions back to the transferor courts at the conclusion of pretrial proceedings.

IV. PARTIES

20. The "**Plaintiffs**" identified below each owned or held shares of the PBHG Funds at times relevant to this complaint. The Plaintiffs are as follows[3]:

(a) *Plaintiff Chuck Hall*, a resident of Mt. Vernon, Indiana, purchased shares of the PBHG Growth Fund and continues to hold such shares.

(b) *Plaintiff Katherine Simpkins* purchased shares of the PBHG Large Cap Growth Fund beginning in November 2002 and continues to hold such shares.

(c) *Plaintiff James Cohen* purchased shares of the PBHG Small Cap Fund beginning December 2002 and continues to hold such shares.

(d) *Plaintiff Risa B. Schneps* purchased shares of PBHG Growth Fund prior to 1999 and continues to hold such shares.

(e) *Plaintiff Korshed F. Jungalawala* purchased shares of the PBHG Growth Fund and continues to hold such shares.

21. The "**Fund Family Defendants**" are as follows[4]:

(a) The "**PBHG Fund Defendants**" are as follows:

(1) *Defendant Pilgrim Baxter & Associates, Ltd. ("PBA" or the "Adviser")* is the Investment Adviser to the PBHG Funds. Founded in 1985 by Defendants Gary L. Pilgrim and Harold J. Baxter, PBA is a Delaware Corporation headquartered at 825 Duportail Road, Wayne, Pennsylvania, 19087. PBA is an indirect wholly owned subsidiary of Old Mutual plc and a subsidiary of Old Mutual U.S. Holdings Inc. (see below).

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3 Exhibit A lists each plaintiff's transferred action, the civil action number of the transferor court, and the civil action number assigned to the action in the District of Maryland.

4 A chart listing Defendants who are new, dropped, or existing with respect to the lead Fund Derivative case, *Jungalawala v. Pilgrim Baxter & Associates, Ltd. et al* (04-0882 D.Md.), is attached as Exhibit B.

(A) PBA is an investment adviser registered with the Securities and Exchange Commission ("SEC"). Pursuant to an investment advisory contract between PBA and the Trust[5], PBA receives compensation from the PBHG Funds calculated daily and paid monthly based on a percentage of average daily net assets in each Fund.

(B) In 1995, Gary Pilgrim and Harold Baxter, together with the minority shareholders in the PBA, sold their interests in the firm to a publicly traded financial institution, United Asset Management, in exchange for, among other things, a nine-year employment contract and a 50% interest in certain revenues of the newly formed entity. United Asset Management, including PBA, was purchased by Old Mutual plc in September 2000.

(C) After the sale of United Asset Management to Old Mutual plc in September 2000, Gary Pilgrim and Harold Baxter sold 52% of their interests in PBA's revenues to the Old Mutual plc for $220 million cash and certain phantom stock interests. In March 2002, Gary Pilgrim and Harold Baxter each sold their remaining 48% interest in the revenues of PBA to Old Mutual plc for an aggregate amount equal to $87,930,709.

(2) *Defendant Gary L. Pilgrim ("Pilgrim")*, one of the organizers of the PBHG Funds and PBA, was at all times until November 13, 2003: (1) President, Chief Investment Officer, and Director of PBA; (2) Portfolio Manager of the PBHG Growth Fund, PBHG Technology & Communications Funds, and PBHG Core Growth Fund.; and (3) President of the Trust. Pilgrim was forced to resign from these positions on November 13, 2003 due to the scandal surrounding disclosure of the events described in this Complaint. Pilgrim resides in Malvern, Pennsylvania.

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[5] Each PBHG Fund is a series of the Trust. *See* paragraph 24.

(3) *Defendant Harold J. Baxter ("Baxter")*, one of the organizers of the PBHG Funds and PBA, was at all times until November 13, 2003: (1) Chief Executive Officer, Director and Chairman of PBA; (2) Chairman and Trustee of the Trust; (3) Trustee of the PBHG Distributor (see below) and (4) a Trustee of the PBHG Administrator. Baxter was forced to resign from these positions on November 13, 2003 because of the scandal surrounding disclosure of the events described in this Complaint. Baxter resides in Berwyn, Pennsylvania. On November 20, 2003, the SEC filed an action against PBA, Pilgrim and Baxter in United States District Court in connection with the matters described herein. *SEC v. Pilgrim, et al.*, Civil Action No. 03-CV-6341-HB (E.D. PA).

(b) The "**Parent Companies**" are as follows:

(1) Old Mutual plc, a non-defendant related party, is a London-listed international financial services group and is the ultimate parent of PBA, Old Mutual Investment Partners, Old Mutual Fund Services, and Old Mutual (US) Holdings, Inc. Old Mutual plc began doing business in South Africa in 1845. Old Mutual plc was listed on the London Stock Exchange in 1999 and is now headquartered in London. Old Mutual plc expanded into the United States with the acquisition of PBA's former parent, United Asset Management in 2000.

(2) *Defendant Old Mutual (US) Holdings, Inc.*, ("Old Mutual (US) Holdings") a Delaware Corporation, is the U.S.-based asset management holding company of Old Mutual plc. Old Mutual (US) Holdings is a wholly owned subsidiary of Old Mutual plc. Established in 2000, Old Mutual (US) Holdings is comprised of twenty-four asset management firms serving a global stable of clients representing the institutional, retail and high-net-worth markets. Old Mutual (US) Holdings, Inc. is located at One International Place, Boston, Massachusetts, 02110.

(c) The "**Service Agent Defendants**" are as follows:

(1) *Defendant Old Mutual Investment Partners* (the "Distributor") is the principal underwriter and distributor of the PBHG Funds. The Distributor is a Pennsylvania Business trust and a wholly-owned subsidiary of PBA located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087. The Distributor is an affiliate of the Advisor and an indirect, wholly-owned subsidiary of the Advisor's parent, Old Mutual (US) Holdings Inc. Prior to July 16, 2004, the Distributor was formally named PBHG Fund Distributors. The Distributor receives compensation as provided in separate Distribution Plans and Service Plans adopted pursuant to Rule 12b-1 of the Investment Company Act for the Trust's Class A, Class C shares and Advisor Class shares. Prior to July 16, 2001, SEI Investment Distribution Co. served as principal underwriter for the PBHG Funds.

(2) *Defendant Old Mutual Fund Services* ("PBHG Fund Services" or "PBHG Administrator"), formerly PBHG Fund Services, is a Pennsylvania business trust and wholly-owned subsidiary of PBA. PBHG Fund Services acts as both the Administrator and the Shareholder Servicing Agent for the PBHG Funds. PBHG Fund Services receives expense reimbursement and fees under both an Administrative Services Agreement and a Shareholder Services Agreement. PBHG Fund Services also provides shareholder related web development and maintenance services for which it receives another fee.

(d) The "**Trustee Defendants**" or "**Trustees**" are as follows:

(1) The Board of Trustees is responsible for major decisions relating to the Excelsior Funds' investment goals, policies, strategies and techniques. The Board of Trustees supervises PBA and the sub-Advisors and establishes policies that PBA and the sub-Advisors must follow in their day-to-day investment management activities. The Trustees also supervise

the operation of the Trust by its officers and service various service providers. The Trustees are empowered by the Declaration of Trust to "refuse to transfer or issue shares to any person to the extent necessary to comply with applicable law or advisable to further the purposes for which the Trust is formed." The following Defendants are each Trustees of the Trust (hereinafter "Trustees"):

(A) *Defendant John R. Bartholdson*, 59 years old, is Chairman of the Board of Trustees. He has also been Chief Financial Officer of the Triumph Group Inc. (manufacturing) since 1992.

(B) *Defendant Jettie M. Edwards*, 58 years old, was a consultant with Syrus Associates (business and marketing consulting) from 1986 to 2002.

(C) *Defendant Albert A. Miller*, 70 years old, retired, was Senior Vice President of Cherry & Webb CWT Specialty Stores from 1995 to 2000, and Advisor and Secretary of the Underwoman Shoppes Inc. from 1980 to 2002.

(2) The Board of Trustees has two standing committees: (a) a Nominating and Compensation Committee, and (b) an Audit Committee. Currently, all of the Trustees serve on each Committee. The Nominating and Compensation Committee selects and nominates Trustees who are considered disinterested under the Investment Company Act, reviews and determines compensation for the disinterested Trustees of the Trust and selects independent legal counsel to provide the disinterested Trustees of the Trust with legal advice. The Audit Committee oversees the financial reporting process for PBHG Funds, monitoring the PBHG Funds' audit process and results. As part of this process, the Audit Committee recommends the selection of an independent audit firm for the approval of the entire Board of Trustees.

(e) The conduct of the PBHG Fund Defendants, the Service Agent Defendants, and the Trustee Defendants as described in this Complaint constituted willful misfeasance, bad faith, gross negligence, or reckless disregard of their duties.

22. The Structure of the PBHG Funds is as follows:

(a) The PBHG Funds are each a separate series of shares of a Delaware Statutory Trust called PBHG Funds (hereinafter the "Trust"). The Funds are not separate legal entities; each of the PBHG Funds is instead a series of the Trust, which is an open-end management investment company registered under the Investment Company Act. The Trust was originally incorporated in Delaware on August 2, 1985 under the name PBHG Growth Fund, Inc. and commenced business shortly thereafter. On July 21, 1992, shareholders of the Trust approved an Agreement and Articles of Merger pursuant to which the Fund was reorganized and merged into a new Maryland corporation, also named PBHG Growth Fund, Inc.. Following a series of name changes in 1993 and 1994, the Funds were reorganized as a Delaware Statutory Trust in July 2001.

(b) The following mutual funds are the PBHG Funds and each is a series of the Trust:

PBHG GROWTH FUND (NASDAQ: PBHGX)

PBHG EMERGING GROWTH FUND (NASDAQ: PBEGX)

PBHG LARGE CAP GROWTH FUND (NASDAQ: PBHLX)

PBHG SELECT GROWTH FUND (NASDAQ: PBHEX), FORMERLY KNOWN AS PBHG SELECT EQUITY FUND

PBHG FOCUSED FUND (NASDAQ: PBFVX), FORMERLY KNOWN AS PBHG FOCUSED VALUE FUND

PBHG LARGE CAP FUND (NASDAQ: PLCVX), FORMERLY KNOWN AS PBHG LARGE CAP VALUE FUND

PBHG LARGE CAP 20 FUND (NASDAQ: PLCPX)

PBHG STRATEGIC SMALL COMPANY FUND (NASDAQ: PSSCX)

PBHG DISCIPLINED EQUITY FUND (NASDAQ: PBDEX)

PBHG MID-CAP FUND (NASDAQ: PBMCX), FORMERLY KNOWN AS PBHG MID-CAP VALUE FUND

PBHG SMALL CAP FUND (NASDAQ: PBSVX), FORMERLY KNOWN AS PBHG SMALL CAP VALUE FUND

PBHG CLIPPER FOCUS FUND (NASDAQ: PBFOX)

PBHG SMALL CAP VALUE FUND (NASDAQ: PSMVX), FORMALLY KNOWN AS TS&W SMALL CAP VALUE FUND, LLC

PBHG REIT FUND (NASDAQ: PBRTX)

PBHG TECHNOLOGY & COMMUNICATIONS FUND (NASDAQ: PBTCX)

PBHG IRA CAPITAL PRESERVATION FUND (NASDAQ: PBCPX)

PBHG INTERMEDIATE FIXED INCOME FUND (NASDAQ: PBFIX)

PBHG CASH RESERVES FUND (NASDAQ: PBCXX)

(c) Each of the PBHG Funds is offered in four classes of shares: (1) Adviser Class; (2) PBHG Class; (3) Class A; and (4) Class C. The Class A and Class C shares were created in the year 2003. Each class of shares has an equal proportionate right to the assets in the underlying portfolio of stocks for that fund. The differences between the classes relate primarily to sales charges, 12b1-fees, and service fees. PBHG Class Shares are sold without a sales charge and are not subject to any Rule 12b-1 fees or Service Fees. Adviser Class Shares are sold without a sales charge, but are subject to Service Fees. Class A shares are sold with a front-end sales charge (or in some cases a Contingent Deferred Sales Charge) and are subject to 12b-1 Fees. Class C shares are sold with a Contingent Deferred Sales Charge and are subject to both 12b-1 Fees and Service Fees.

23. Paragraphs 23 through 30 are intentionally left blank.

31. The "**Additional Defendants**" are as follows:

(a) *Defendant AT, L.P. ("Appalachian")* a Delaware limited partnership, with its principal place of business in Avon, Connecticut, is a private investment partnership which operated hedge fund accounts under the name of "Appalachian Trails" at PBA. Appalachian market timed the PBHG Funds with the permission, agreement or knowledge of Gary Pilgrim and Harold Baxter. Pilgrim was one of the first investors in Appalachian Trails.

(i) *Defendant CPTR, LLC, ("CPTR")* a Delaware limited liability company, is the general partner of Appalachian, and manages the Appalachian hedge fund accounts.

(ii) *Defendant Michael G. Christiani ("Christiani")* is the founder, chairman and CEO of CPTR. Christiani founded and managed the market timing activities of Appalachian. Christiani sought out Pilgrim in 1995 to invest in Appalachian and explained that Appalachian's investment strategy involved market timing via alternating money between stock and bond funds. In 2000 Christiani received permission from Pilgrim to time the PBHG Funds. Defendants Appalachian, CPTR, and Christiani are sometimes collectively referred to as "Appalachian."

(b) *Defendant Aurum Securities Corp.* ("Aurum Securities"), a California corporation, is a registered investment advisor and Broker-Dealer, with offices at 120 Montgomery Street, San Francisco, California. Aurum Securities was an active participant in the unlawful scheme alleged herein.

(i) *Defendant Aurum Capital Management Corp.* ("Aurum Capital"), a California corporation, is a registered investment advisory firm headquartered at 84 West Santa

Clara Street, Suite 690, San Jose, California. Aurum Capital is an affiliate of Aurum. Aurum Capital was an active participant in the unlawful scheme alleged herein.

(ii) *Defendant Golden Gate Financial Group, LLC* ("Golden Gate"), a Delaware limited liability company, is a registered investment advisor and Broker-Dealer founded in May 2002. It is located at 900 North Point, Suite D-405, San Francisco, California. Its principals have been providing investment management services to high net worth individuals and institutions since 1991. Two of the principals formerly were executives of Aurum and Aurum Capital. Because Aurum, Aurum Capital and Golden Gate are affiliated and collectively participated in the late trading and timing scheme alleged here, they collectively will be referred to as "Aurum." Golden Gate was an active participant in the unlawful scheme alleged herein.

(c) *Defendant Banc of America Securities LLC* ("BAS"), a Delaware limited liability company, is a wholly-owned subsidiary of NationsBanc Montgomery Holdings Corporation, which is itself a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by Bank of America Corporation. BAS, a registered broker-dealer, is a full-service United States investment bank and brokerage firm with principal offices in San Francisco, California; New York, New York; and Charlotte, North Carolina. BAS is also registered as an investment adviser pursuant to the Investment Advisers Act of 1940. In its capacity as broker-dealer, BAS accepts, executes and clears orders for hundreds of mutual funds, including the Funds.

(d) *Defendant Bank of America Corp.* ("BOA") is a Delaware corporation with its headquarters at Bank of America Corporate Center, 100 N. Tryon Street, Charlotte,

North Carolina.[6] BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. BOA is the indirect parent of BAS.

(e) *Defendant Canary Capital Partners, LLC* ("CCP LLC"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At relevant times, Canary was a hedge fund engaged in the business of late trading and timing mutual funds. *Defendant Canary Capital Partners, Ltd.* ("CCP Ltd."), is a Bermuda limited liability company. At relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds. *Defendant Canary Investment Management, LLC* ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of CCP LLC and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of CCP LLC plus 25 percent of the profits above a certain threshold. As of July 2003, CIM had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

(i) *Defendant Edward J. Stern* ("Stern") is a resident of New York County, New York and at all relevant times was the Managing Principal of Canary, CCP Ltd. and CIM. Noah Lerner ("Lerner") was at all relevant times an employee of Canary. Andrew Goodwin ("Goodwin") was at all relevant times up to 2001 an employee of Canary.

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6 Effective April 1, 2004, FleetBoston Financial Corporation ("Fleet"), a Rhode Island corporation, merged with and into BOA pursuant to an Agreement and Plan of Merger, dated as of October 27, 2003.

(ii) CCP LLC, CCP Ltd., CIM, and Stern are collectively referred to herein sometimes as "Canary." In September 2003, Canary reached a settlement of charges filed against it by the Attorney General of the State of New York.

(f) *Defendant J.P. Morgan Chase & Co.* ("JP Morgan"), a Delaware corporation headquartered in New York, New York, is a financial holding company that provides investment banking, financial services for consumers and businesses, financial transaction processing, asset and wealth management and private equity through its subsidiaries. The current JP Morgan organization was created on July 1, 2004, upon completion of the holding company merger between J.P. Morgan Chase & Co. and Bank One Corporation.

(g) *Defendant J.P. Morgan Securities Inc.* ("JP Morgan Securities") is JP Morgan's principal investment bank subsidiary. J.P. Morgan Securities is a Delaware Corporation headquartered in New York, New York. J.P. Morgan Securities knowingly financed market timing and late trading by the Canary Defendants in the PBHG Funds. J.P. Morgan Securities also knowingly created short position equity baskets that mirrored the portfolio holdings of the PBHG Funds to allow Canary to profit from trading PBHG Funds in a falling market.

(h) *Defendant Trautman Wasserman & Company, Inc.* ("Trautman"), a Delaware corporation, is a registered investment advisor and Broker-Dealer headquartered at 500 Fifth Avenue, Suite 1440, New York, New York. Trautman was an active participant in the unlawful scheme alleged herein.

(i) *Defendant Wall Street Discount Corporation ("WSDC")*, is a New York corporation located in New York, New York. WSDC at relevant times actively engaged in market timing the PBHG Funds with permission and assistance from PBA, Pilgrim, and Baxter, among others. WSDC's principal was Alan Lederfeind, a close personal friend of Baxter. Baxter arranged to permit WSDC and its clients to time the PBHG Funds. Pilgrim and Baxter also arranged to provide WSDC with the lists of the portfolio holdings of certain PBHG funds to facilitate WSDC's timing and short selling activities.

(j) *Defendant Alan Lederfeind ("Lederfeind")* was founder and President of defendant WSDC and a friend of defendant Baxter. Lederfiend actively participated in market timing in PBHG Funds for clients and WSDC's own accounts.

(k) JP Morgan, JP Morgan Securities, BOA, and BAS are sometimes referred to herein as the "**Bank Defendants**."

(l) Appalachian (including CPTR and Christiani), Aurum (including Aurum Securities, Aurum Capital, and Golden Gate), Canary (including CCP LLC, CCP Ltd., CIM, and Stern), Trautman, WSDC, and Lederfeind. are sometimes referred to herein as the "**Timer Defendants**."

32. "**Nominal Defendants**" are as follows:

(a) The Nominal Defendants are the Trust and each of the PBHG Funds described in paragraph 24.

V. STATEMENT OF FACTS

A. General Factual Allegations

(1) Introduction

33. Mutual funds enable small investors to invest long-term capital in the stock and bond markets. Specifically, mutual funds were intended to enable small investors to (a) accumulate diversified stock portfolios for retirement or other long-term investing with smaller amounts of capital than otherwise would be required for such investing, (b) avoid the transaction

costs that ordinarily accompany stock and bond trades, and (c) utilize the services of professional investment advisers whose services otherwise would not be available at affordable prices.

34. Investors contribute cash, buying shares in the mutual fund, the number of which is directly proportionate to the amount of the investment. Mutual fund shares are issued pursuant to prospectuses that must comply with the Securities Act of 1933 and the Investment Company Act. The investor's cash is then used by the mutual fund to purchase such securities as are consistent with the stated investment goals and objectives of the mutual fund in the Prospectus.

35. Mutual funds typically hold no assets other than cash and the securities purchased for the benefit of their shareholders and engage in no investment activities of their own.

36. Mutual funds typically have no employees. Although funds may have officers, the portfolio managers and all of the officers are employees of the investment adviser. The adviser "sponsors" the funds and as a practical matter is responsible for the initial creation of the funds and creating new funds in the series.

37. Whether corporation or trust, typically all of the trustees are the same individuals and have the same responsibilities, the only difference between trustees being the form of entity they serve. Trustees have ultimate responsibility for the funds.

38. Each of the funds is created and sponsored by the adviser and is managed under the supervision of three trustees. The trustees have supervised all the funds at times relevant hereto, and their meetings for all the Funds occur at or about the same time. Each of the funds has the same adviser, who in turn appoints the same trustees, the same distributor, the same custodian, and the same transfer agent for all the funds, all of whom serve indefinite terms. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences only in fee percentages. In many instances, the funds

share costs among themselves. In substance, all the funds are operated as a single de facto entity. Plaintiffs therefore bring this action as a derivative action on behalf of the entire PBHG family of funds, as well as on behalf of the particular Funds in which they invested.

39. The Trust contracts with an adviser or manager to handle the day-to-day operations of the fund including making investment decisions, although the Trustees retain ultimate responsibility for the fund. The Adviser or the Trust will enter into contracts with other entities, which in almost all instances are affiliates of the adviser, for investment advisory servicing (adviser, sub-adviser), selling or underwriting (distributors), shareholder relations and other back-office services (administrator). Each of these affiliates typically will be paid a percentage of the adviser's fee, a percentage of the assets under management, or a transaction fee from the Net Asset Value of the fund.

40. Mutual fund advisers charge and collect substantial management, administration, marketing and distribution, and other fees and compensation from the funds as a percentage of assets under management. Mutual fund advisers have a direct economic incentive to increase the amount of assets in the funds, and thus their own fees and compensation.

(2) <u>NAV Pricing</u>

41. Mutual fund shares are priced once each day, usually following the close of financial markets in New York at 4:00 p.m. Eastern Time. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities in a particular fund's portfolio, plus the value of any uninvested cash that the fund manager maintains for the fund and minus any expenses accrued that day. Although mutual fund shares are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:00 p.m. are priced at

the next day's NAV. This practice is known as "forward pricing" and has been required by law since 1968.

42. Because NAV is set just once at 4:00 p.m. every day under the forward pricing rule, each day's NAV is inefficient. This is because the NAV has not incorporated the material information affecting the prices at which the underlying securities will trade by 4:00 p.m. Thus, the prices at which mutual funds trade are often "stale." In addition, mutual fund prices do not always reflect the true value of the stocks or bonds, especially thinly-traded securities or securities with high price volatility, but low trading volume, such as especially mid-cap, small-cap, and sector stocks, or high-yield and municipal bonds.

43. Forward pricing gives rise to a number of manipulative practices, all of which may be characterized as "market timing." These manipulative practices exploit the inefficiency of forward pricing in a number of ways involving short-term "in-and-out" purchases and redemptions of mutual fund shares that are "timed" to precede small movements in the market prices of the securities in which a fund invests before the NAV reacts to the price changes.

(3) Market Timing Transactions

44. Market timing transactions are frequently referred to as "round trips," because market timing involves a purchase made in anticipation of a near-term price increase that will trigger a quick sale. For example, in the case of international funds that are inefficiently priced because, as a result of domestic and foreign markets operating at different times, the last-trade prices in the foreign markets have not yet incorporated movements in the United States markets, the round trips will occur within a short time frame, often within one or two days. In other cases, such as bond funds – where the price inefficiency lasts longer because the information that causes the security to be re-valued takes longer to be disseminated by the financial markets – the duration of the round trip will be slightly longer.

45. Market timing frequently includes or consists of "late trading," in which market timers are permitted to purchase or sell mutual fund shares after the close of trading but at the same prices as other investors who must trade the shares during the day to get that day's NAV.

46. Market timers employ a variety of trading strategies to profit from small increases in the market prices for stocks and bonds in which the mutual funds invest by purchasing mutual fund shares before increases in the underlying securities affect the fund's NAV and redeeming fund shares after the NAV has risen.

47. Many market timers purchase mutual funds when trading models analyzing performance trends indicate that prices of the underlying securities (and consequently the fund's NAV) will rise in the short-term. For example, when a market timer's trading model indicates that the stocks of companies with small market capitalization will rise in the short term, the trader acquires small cap mutual fund shares in order to capture the benefit of the price rise. The market timer who purchases small cap fund shares then redeems those shares once the predicted rise occurs.

48. By purchasing and selling mutual fund shares, rather than the underlying small cap stocks, market timers avoid transaction costs such as commissions on each purchase and sale of stock, which costs are borne by the fund itself.

49. Another market timing scheme is designed to take advantage of the fact that some NAVs are calculated using "stale" prices for the securities in the Fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

50. One type of stale price market timing is "time zone arbitrage," which takes advantage of the fact that funds consisting primarily of foreign securities may calculate NAV

based on stale prices. A typical example is a U.S. mutual fund that invests in Japanese securities. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling those same shares once the NAV is adjusted to reflect the price increase.

51. Predictable next-day price changes in foreign securities are not exploitable by trading in the securities themselves because those shares tend to re-price as soon as trading resumes the next day. By the time a trader can buy the securities, the market price has risen to reflect the new information. However, market timers can exploit the pricing of mutual fund shares because the funds are not re-priced in response to information that becomes available while the foreign market is closed until the following day, effectively allowing market timers to buy stock at yesterday's prices.

52. Another market timing scheme seeks to take advantage of inefficiency in the pricing of certain municipal, corporate, and mortgage bonds. These bonds are not efficiently priced by the market, and consequently their prices tend to lag the prices at which more efficiently priced bond futures trade. Market timers exploit this phenomenon by purchasing (or selling) shares of a municipal bond fund that invests in such bonds on days when the prices for bond futures rise (or fall), and do so at "stale" prices. Market timers employing this trading scheme sell (or purchase) these mutual fund shares a day or two later once the prices of the

bonds have "caught up" to the prices of the bond futures, thus earning huge profits with little or no corresponding risk.

53. Yet another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

(4) <u>Late Trading</u>

54. Because of forward pricing, mutual funds are also susceptible to a manipulative practice known as "late trading." Late trading, either in conjunction with market timing or as a separate manipulative trading scheme, is the unlawful practice of allowing some investors to purchase or redeem mutual fund shares after 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV.

55. Late traders seek to take advantage of events that occur after the close of trading, such as earnings announcements, by purchasing shares of mutual funds on good news or redeeming shares on bad news at prices that do not reflect those events and are therefore under- or over-valued, respectively. "Late trading can be analogized to betting today on yesterday's horse races."[7] The manipulative device virtually eliminates investment risk.

56. The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys or redeems. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that belong to the fund and its shareholders and would otherwise remain invested – to give the late

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7 *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted to prevent precisely this kind of abuse. See 17 C.F.R. §270.22c-1(a).

57. Late trading can be accomplished in at least two different ways. The first way market timers are able to trade late is by making arrangements with a mutual fund adviser or a third-party intermediary who has made arrangements with a mutual fund adviser to have access to a trading terminal after the close of trading at 4:00 p.m. each day. Defendant BAS provided trading terminals to at least three broker-dealers that engaged in market timing and Canary– in effect, making them branch offices of BAS, but unencumbered by BAS's obligation to adhere to the forward pricing rule – giving them the ability to place orders for mutual fund shares as late as 6:30 p.m. Pacific Time, more than five hours after the financial markets closed in New York each day.

58. Market timers are also able to trade late by making arrangements with intermediaries, such as broker-dealers, trust companies, and other clearing agents, to combine the market timers' trades with other mutual fund purchases or redemptions each day, which are processed as batch orders. These intermediaries net purchases against redemptions, and submit the net orders to a mutual fund's transfer agent through the Mutual Fund Settlement, Entry and Verification Service ("FundSERV"), an automated system operated by the National Securities Clearing Corporation ("NSCC"), the only registered clearing agency that operates an automated system for processing mutual fund orders.

59. Although orders must be submitted to the intermediary broker-dealers, banks, and retirement plans before 4:00 p.m. eastern time, SEC rules permit those intermediaries to forward the order information to FundSERV or transfers agents at a later time. Often intermediaries

process orders in the early evening. The entire process, ending in processing of orders by the transfer agent, is typically completed in the middle of the night.

60. Late traders have found numerous ways to exploit the forward-pricing regime to their advantage. For example, some intermediaries allowed certain preferred investors to place orders after the 4:00 p.m. cutoff, but before orders were submitted to transfer agents. These intermediaries sometimes blended late trades with legitimate trades in the net order information submitted to FundSERV in order to conceal the late trading. In other cases, late traders placed orders before the 4:00 p.m. cutoff, but were permitted to cancel or retract the orders after 4:00 p.m. Similarly, some intermediaries have permitted late traders to alter orders after 4:00 p.m. Finally, some late traders were given trading platforms, integrated hardware-software systems that allowed them to trade mutual fund shares directly without using an intermediary to submit orders to FundSERV. In some cases fund managers themselves permitted and aided late trading by fund investors.

61. Late traders were not necessarily restricted to trading in any single fund family through these schemes. Often intermediary broker-dealers sell shares of many different fund families through "Supermarkets." It is not unusual for a single Supermarket to offer thousands of mutual funds. By gaining access to the trading platform of a fund Supermarket, a market timer could late trade all of the funds in that Supermarket. Likewise, a market timer could late trade many different mutual funds through agreements with broker-dealers who operate a fund Supermarket.

62. Market timing was not limited to third parties who acted either alone or in complicity with intermediaries to time mutual funds. Fund insiders, like advisers, managers, and

portfolio managers, sometimes unfairly availed themselves of the opportunity that market timing provided for quick profits at the expense of the mutual funds.

(5) Mutual Fund "Short Selling" Strategy

63. A corollary to market timing used by some investors pursuing market timing strategies involved shorting the underlying securities that make up a fund portfolio. Using this technique timers were able to profit in both rising and falling markets. Generally, fund managers do not disclose the portfolio holding information of the funds they manage. Although this information is disclosed in semi-annual and annual reports, the information is not current when it becomes publicly available. In fact, portfolio managers are generally protective of this information and will not disclose it to individual investors and fund trackers like Morningstar. However, some fund insiders provided detailed information regarding the portfolio holdings of funds to market timers. The market timers could then buy the fund and simultaneously sell short[8] a basket of stocks that mirrored the fund's holdings, leaving the timer overall market neutral. If the value of the underlying securities increased, the timer would sell the shares of the fund earning a quick profit. When the value of the underlying securities decreased the timer would close out the short position, again earning a quick profit. By working with derivative dealers to create "equity baskets" of short positions that mimicked the effect of shorting every stock in the mutual fund, a timer can reduce transaction costs associated with this strategy. Often the derivative dealers who assisted timers in creating short baskets were affiliates of banks that were loaning money to timers for timing purposes.

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8 Short selling involves selling a security that the seller borrows on the assumption that the value of the security will drop and the short seller will be able to replace the borrowed security at a lower price than the price the short seller sold it for.

(6) Market Timing Is Easy to Detect <u>And Has Been Well-Known Since 1997</u>

64. Market timing in mutual funds has occurred at least since the late 1980s. During the 1980s and 1990s, a number of papers and reports were published by the media, by scholars, and by market timers themselves that described various market timing schemes and discussed the adverse impact of market timing on mutual funds. The mutual fund industry became aware of potential problems from stale prices as early as 1981 by virtue of the *Putnam International Equities Fund No Action Letter*, Fed. Sec. L. Rep. ¶ 76,816, 1981 WL 25522 (Feb. 23, 1981), which explicitly discussed the question of whether pricing methods used by United States international funds properly could reflect the "fair value" of underlying assets given that different nations' markets close at different times.

65. Prior to September 3, 2003, market timing and late trading had become common practice. For example, a website called www.hedgefund.net listed hedge funds whose trading strategy was mutual fund market timing.

66. In 2000, the Society of Asset Allocators and Fund Timers, Inc. ("SAAFTI") held a conference in Chicago attended by brokers and capacity consultants who secured and offered negotiated timing capacity in mutual funds and in annuities that held mutual funds. The meeting was attended by the investment advisers of many mutual fund families who were there for the specific purpose of soliciting timing business from the brokers and consultants.

67. Mutual fund managers, including investment advisers and portfolio managers, were at relevant times aware of market timing (including late trading) and the deleterious impact of market timing (including late trading) on mutual funds and fund performance. Some mutual fund managers adopted measures ostensibly to prevent or deter market timing and late trading, such as redemption penalties.

68. Fund managers were able to detect timing transactions in their funds through well-developed mechanisms, such as tracking the number of buy-sell orders, or "round trips," in a single account or monitoring the size of transactions to determine if a trader was a timer. The fund manager could then exercise discretion to refuse to execute trades on that account, forcing the timer to resort to the subterfuge of multiple accounts or multiple brokers. These subterfuges frequently required the assistance of third party intermediaries to execute trades for the timer in such a fashion that the timing might go undetected.

69. However, mutual fund managers, including investment advisers and portfolio managers, permitted or encouraged market timing and late trading, notwithstanding the deleterious impact of market timing and late trading on mutual funds and fund performance, and despite the measures they adopted ostensibly to prevent or deter market timing and late trading, including redemption penalties, because they profited handsomely from market timing and late trading and the arrangements they made with market timers and late traders.

70. Market timing is easy to detect through shareholder turnover data. A ratio of the number of shares redeemed to the number of shares outstanding is a useful means of detecting and identifying market timing in mutual funds. Because timers make frequent "round trips," when a timer is active in the fund, the number of shares redeemed greatly exceeds the number of shares that ordinarily would be redeemed in the absence of market timing.

71. A fund that has not been timed will have a low ratio of redemptions-to-shares outstanding, whereas a fund that has been timed will have a much higher ratio of redemptions-to-shares outstanding. Timed funds have redemption ratios as many as five, ten, or even 100 or more times higher than the redemption ratios for funds that are not timed.

72. Mutual fund managers, including advisers and portfolio managers, routinely monitored mutual fund redemption rates using a variety of mechanisms of detection that were well-developed, and thus were aware of, or recklessly disregarded indications of, market timing in the form of higher than normal redemption rates.

73. By 1997, market timing in mutual funds was well-known and well-documented. During October, 1997, Asian markets were experiencing severe volatility. On Tuesday October 28, 1997, the Hong Kong market index declined approximately fourteen percent, following the previous day's decline on the New York stock market. Later on Tuesday the 28th, the New York markets rallied. Knowing that the Hong Kong market would rebound the next day, U.S. mutual funds invested in Hong Kong securities were faced with the dilemma whether to calculate NAV based on Tuesday's depressed closing prices in Hong Kong, or whether to calculate their NAV based on another method. Several mutual fund companies determined that the closing prices in Hong Kong did not represent "fair value" and used an alternate method to calculate NAV. Some investors (presumably market timers) who had expected to profit from the large price swings went so far as to complain to the SEC when Fidelity used fair value pricing.

74. On November 5, 1997 the Wall Street Journal published an article by Vanessa O'Connell describing some of the responses by mutual funds to the October market turmoil. *See Mutual Funds Fight the 'Market Timers*,' Wall St. J., 11/5/97, C1. For example, the article described a "stock-market correction trading activity" policy announced by the Dreyfus mutual funds immediately following the drop and subsequent rebound of stock prices on October 28, 1997, which permitted Dreyfus to take an additional day to complete exchanges placed by telephone during a "severe market correction" in order to prevent harm to those funds from market timing.

75. The SEC's investigation of fund companies' responses to the October, 1997, turmoil revealed that funds that used fair value pricing experienced less dilution than those that used market quotations. Further, the number of investors who attempted to take advantage of the arbitrage opportunity was "fairly large." See Barry P. Barbash, *Remembering the Past: Mutual Funds and the Lesson of the Wonder Years*, 1997 ICI Securities Law Procedures Conference (Dec. 4, 1997).

76. By 2001, academic research estimated that between February 1998 and March 2000 market timing caused dilution damages exceeding $420 million in a sample of only approximately 20 percent of the international funds then available to U.S. investors. See Jason T. Greene & Charles W. Hodges, *The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds*, Journal of Financial Economics 131 (July 2002).

77. One recent study estimated that U.S. mutual funds lose over $4 billion per year to timers. *See* Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds*, Journal of Law, Economics & Organization 19:2 (Fall 2003), 245-280.

78. By 2002 specialty firms began marketing fair value pricing programs to assist mutual fund companies in reducing arbitrage opportunity in international funds. These firms provide programs to mutual funds that eliminate arbitrage opportunity by bringing stale prices in international securities up to date as of the time when NAV is calculated. One firm, ITG, now offers a Fair Value Model providing "fair value adjustment factors for over 34,000 stocks in 43 markets outside the U.S." See http://www.itginc.com/research/fvm.html.

(7) Market Timing Arrangements

79. Most market timing (including substantially all late trading) in mutual funds took place through negotiated written or oral agreements giving market timers authority to trade certain amounts within a given mutual fund family or a number of fund families. The authority

to time mutual funds is known as "capacity." Market timing became so widespread that many mutual fund advisers operated "timing desks" to service market timers.

80. Timers, the intermediaries, and the Funds' managers and advisers entered into specific negotiated agreements to permit timing of certain funds in a fund family, often with prominent financial institutions lending money to timers to effect the trading and monitoring the trades. Through the misuse of sophisticated computer equipment used for clearing mutual fund trades, market timing soon morphed into late trading, a practice which guarantees profits.

81. Mutual fund advisers, distributors, and their affiliates, whose fees are a percentage of fund assets, profited from capacity arrangements that encouraged market timing, as well as from timing "under the radar," by charging and collecting fees on the money deposited by market timers in the mutual funds.

82. Market timers frequently offered mutual advisers, distributors, and their affiliates static, non-trading assets, called "sticky assets," in exchange for the right to time. In other cases, timers simply moved their money between timed mutual funds and money market funds in the same fund family, thereby earning additional fees for the mutual advisers, distributors, and their affiliates.

83. As Stephen M. Cutler, the Director of the SEC's Division of Enforcement, testified on November 3, 2003 before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Government Affairs:[9]

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9 *Testimony Concerning Recent Commission Activity To Combat Misconduct Relating to Mutual Funds: Hearing Before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Governmental Affairs*, 108th Cong. (Nov. 3,2003) (testimony of Stephen M. Cutler, Director, Division of Enforcement, U.S. Securities & Exchange Commission). Mr. Cutler offered the same testimony on Nov. 4, 2003, before the *House Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, Committee on Financial Services*.

> About half of the fund groups appear to have some kind of agreement or arrangement with frequent traders: 50% of responding fund groups appear to have one or more arrangements with certain shareholders that allow these shareholders to engage in market timing - i.e., these shareholders have been given "market timing capacity." The market timing of persons with these arrangements appears to be inconsistent with the groups' policies, and in some cases, the fund groups' prospectus disclosures and/or fiduciary obligations. We are aggressively following up on these arrangements.
>
> Quid pro quo arrangements: Although the information provided in this area is limited, it appears that many of the person proposing a special arrangements to get market timing space offered to invest so-called "sticky" or long-term assets in one or more funds in the complex. In most of the situations where sticky assts were discussed, the funds in which these assets were to be invested were not the same funds to be market timed by the person involved in the arrangement.

84. Market timers obtained capacity either directly through mutual fund advisers, distributors, and their affiliates, or indirectly through broker-dealers or other timers. Many fund families had "Anchor Brokers" or "Anchor Timers," who were designated broker-dealers or timers who had timing capacity agreements with a fund's adviser or its affiliates, and who doled out market timing "capacity" to timers.

85. Negotiated market timing arrangements often involved other financial institutions as participants in the timing schemes, and those financial institutions (such as banks and brokerage firms) had other business relationships with the mutual funds that encouraged the funds to accommodate the other financial institutions as well as the market timers.

86. Banks who financed market timing negotiated loans and swaps that provided market timers with leverage at exorbitant rates to time and late trade mutual fund shares as well as short equity baskets. The banks entered these financing arrangements knowing that the loans would be used for market timing, late trading, and short baskets. The financing consisted of loans for market timing and late trading, and swaps for shorting. The collateral for the loans were mutual fund shares, so the banks followed trading closely to ensure that their loans were

fully secured. Under swap arrangements, the swaps are in the bank's name as account holder, in which event the market timer manages the money, pays interest to the bank, and keeps the profit.

87. Broker-dealers and other intermediaries who offered timing capacity received remuneration from both the mutual funds themselves and the market timers to whom they allocated capacity.

88. Distributors and other service agents who permitted timing also benefited by receiving increased fees based on the money deposited into the mutual funds for market timing purposes. Distributors often receive fees based on assets under management and may earn commissions on sales of fund shares. Such fees, known as "12b-1 fees," are paid pursuant to a plan adopted by mutual funds under Rule 12b-1 promulgated by the SEC under the ICA for marketing and distributing mutual fund shares. Rule 12b-1 permits a mutual fund to pay distribution-related costs out of fund assets, provided that the fund adopts "a written plan describing all material aspects of the proposed financing of distribution," which must include an express finding that the fees paid will result in a net economic benefit to the funds. 17 C.F.R. ¶ 240.12b-1.

89. Intermediaries who facilitated market timing also received "wrap fees" from market timers. Wrap fees are customarily charged to investors as a single fee for a variety of investment services, such as commission trading costs and fees of an outside money manager. Wrap fees are charged as a flat percentage of assets rather than on a transaction-by-transaction basis. The name refers to the fact that these charges usually "wrap" a variety of investment services into a single fee – usually from 1 to 3 percent of assets. Broker-dealers who offered timing capacity to market timers often charged a percentage of assets that they termed a "wrap fee," even though the brokers did not generally give investment advice.

90. Typically, 12b-1 fees are deducted from fund assets and paid to the fund's primary distributor, usually an affiliate of the adviser. Distributors usually pay a portion of those 12b-1 fees to the broker-dealers who sell fund shares. The broker-dealers continue to receive 12b-1 fees for as long as their client's money is invested in the funds. However, broker-dealers who offered timing capacity often received 12b-1 fees directly from the funds themselves, which were paid in addition to the 12b-1 fees paid to the mutual fund distributors.

91. Negotiated capacity arrangements by market timers also facilitated late trading through a variety of manipulative schemes. For example, market timers frequently traded through third parties, i.e., broker-dealers or other intermediaries who processed large numbers of mutual fund trades every day through omnibus accounts where net trades are submitted to mutual fund companies en masse. By trading this way, market timers evaded detection of their activity amid the other trades in the omnibus accounts. This is one example of market timing "under the radar."

92. Timing under the radar is intended to avoid the "market timing police," a colloquial term used by market participants to describe persons employed by mutual funds ostensibly to detect and prevent market timing. Market timing police often ignored or did not prohibit negotiated market timing, or were instructed by their superiors that certain favored investors were exempt from the restrictions.

93. Brokers who assisted in timing under the radar employed a number of tactics to avoid detection and to continue their illicit activities if a fund took steps to prevent their timing activity. These tactics included: (a) using multiple account numbers, registered representative numbers, and branch numbers to conduct market timing trades; (b) creating and using two or more affiliated broker dealers; (c) using different clearing firms to clear trades; and (d) switching

between mutual fund families. Some market timers employed these tactics directly, without relying on an intermediary broker.

Banc of America Securities LLC

94. Some time prior to late 1999, in order to facilitate late trading and timing of mutual funds by brokers and timers through BAS, BAS, in conjunction with ADP, which operates its "back office," created a special electronic trading system called "RJE" ("Remote Job Entry"), and colloquially referred to as "the box," which it provided to certain market timers and broker-dealers who acted as intermediaries for a large number of market timers.

95. RJE is an electronic mutual fund entry order system that could be installed in different locations and was directly hooked up to ADP through a modem. In effect, those who had the box became branches of BAS.

96. Those market timers and broker-dealers who received the box could enter mutual fund orders at 5:30 p.m., 7:00 p.m., or 7:30 p.m. Eastern Time directly into ADP's clearing system, and therefore had the capability to buy and sell mutual fund shares at the 4:00 p.m. closing price up to 3-1/2 hours later. BAS's standard system, called "MFRS," allowed trades to be entered as late as 5:30 p.m., but only if trade tickets were time stamped prior to 4:00 p.m.

97. The box allowed broker-dealers and others to circumvent BAS's standard system and the 4:00 p.m. deadline for buying and selling mutual fund shares at that day's prices, in violation of the forward pricing rule. 17 C.F.R. § 270.22c-1(a).

98. In addition, broker-dealers and others who had the box could "batch" mutual fund trades instead of executing them one at a time, which is the standard method of entering mutual fund orders through BAS. The "batching" capability allowed brokers and timers who had the box to enter mutual fund trades en masse after the 4:00 p.m. deadline at that day's prices.

99. Initially, the box was developed for use by the Broker-Dealer Services ("BDS") group of BAS and defendant Aurum, a broker-dealer who was known to be extensively involved in late trading and timing mutual funds. At the time the box was developed, BDS was not very profitable, and it hoped to increase its margins by charging a per trade fee to brokers that had access to the box.

100. BAS installed the box in the offices of three broker-dealers who routinely late-traded and timed mutual funds on behalf of their clients and themselves. BAS gave the box to defendant Aurum in around late 1999 or early 2000, to defendant Trautman in or about early 2001, and to another broker Pritchard (not a Defendant to this action) in early 2003. Each of these broker-dealers was charged $10 for each trade that was entered through the box.

101. BAS entered into clearing agreements with these brokers that, among other things, obligated them to comply with the securities laws. By virtue of these agreements, BAS sought to shift liability for its knowing violation of the forward pricing rule onto the broker-dealers.

102. BAS also installed the box in Canary's offices in or around the summer 2001, but did not charge any fee to Canary for orders placed through the box. Rather, the Private Client Services ("PCS") group of BAS provided the box free of charge to Canary, which was not a broker-dealer, as part of a special arrangement negotiated between Stern and Theodore Siphol III ("Siphol") of PCS, under which Canary was charged a wrap fee of 100 basis points (one percent) for late trading and timing funds offered by BOA and 50 basis points (0.5 percent) for late trading and timing funds offered by other mutual fund families.

103. On September 16, 2003, the SEC instituted an administrative proceeding against Siphol charging him with violations of the Securities Act of 1933, the Securities Exchange Act

of 1934, the ICA, and the IAA for his role in enabling Canary to engage in late trading shares of mutual funds offered by BOA and other mutual fund companies. The SEC charged Siphol[10] for his facilitation of Canary's late trading "manually" and through the box. As set forth in the SEC's order:

> "Manual" Late Trading at BAS
>
> 15. In or around May 2001, Canary began to late trade the Nations Funds. At first, Canary conducted its late trading "manually." In the manual stage, Canary was able to engage in late trading primarily because Sihpol and his team falsified BAS' books and records. Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or facsimile. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would fill out an order ticket, time stamp it, and set it to one side until that evening. Thus, Sihpol created false order tickets that made it appear as if the orders had been received prior to 4:00 p.m. ET.
>
> 16. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team, and would either confirm or cancel the "proposed" trades. If confirmed, Sihpol's team would fax the order (with its pre-4:00 p.m. time stamp and no post-4:00 p.m. time stamp) to the clearing department for processing. As a result, Canary would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would discard the ticket.
>
> Late Trading Through BAS' Electronic System
>
> 17. In the summer of 2001, BAS technicians installed the direct access system in Canary's offices. Through this system, Canary was able to enter its trades directly into BAS' clearing function until 6:30 p.m. ET.
>
> 18. After a Canary trader entered the trades directly into the system, the trader would print out a document confirming the trades and the time (after 4 p.m.) that the trades had been entered. The trader then faxed the document to Sihpol or a member of his team. The following day, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, Sihpol or a member of his team discarded the document.
>
> 19. From the summer of 2001 until the summer of 2003, Canary used the electronic system to late trade. Canary also late traded "manually" whenever

[10] Siphol was also indicted on 40 counts in connection with late trading at BOA, including a scheme to defraud in the first degree, grand larceny in the first degree, violation of the Martin Act, and falsifying business records in the first degree.

> there were technical problems with the electronic system. BAS technicians also installed a second direct access system in the residence of a Canary trader.
>
> 20. The electronic system enabled Canary to late trade with Nations Funds and in the many other mutual fund families with which BAS had clearing agreements. By using the electronic system, Canary was able to send orders directly to BAS' clearing function, circumventing the normal trading process in which each brokerage order must be properly documented, including the time the order was received.
>
> 21. Canary paid BAS a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one-half of one percent of the assets in other funds traded through the electronic link. Sihpol received a portion of this wrap fee. In addition, Canary agreed to leave millions of dollars invested in BAC proprietary mutual funds on a long-term basis. Canary also paid interest and other charges to BAS and its affiliates. Canary also paid fees for the installation and maintenance of the electronic system.

104. By March 2004, BOA admitted that, by allowing Canary and others to time and late trade mutual funds through its clearing platform, it caused harm not only to the Nations Funds, but to other mutual fund families as well:

> The Corporation has announced it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties.

BOA Form 10-K for Fiscal year 2003, filed March 1, 2004 (emphasis added).

105. On March 15, 2004, the SEC and the New York Attorney General ("NYAG") announced a $675 million joint settlement in principle with BOA and Fleet in connection with their involvement in late trading and market timing. BOA's monetary settlement was $375 million, comprised of restitution of $250 million and penalties of $125 million (and a fee reduction of $80 million over 5 years).

106. The SEC Press Release announcing the settlement in principle states that the $375 million "will be distributed to the mutual funds and their shareholders that were harmed as a

result of market timing in Nations Funds and other mutual funds through Bank of America." (Emphasis added). In the same release quoted Mark Schonfeld of the SEC as saying:

> This settlement is a new benchmark in mutual fund market timing and late trading. Bank of America not only permitted timing in its own funds, it provided the instruments for timing and late trading of numerous other funds through its broker-dealer. This settlement will ensure compensation for all victims of the harm that resulted and prevent this misconduct from happening again.

107. BOA's Press Release announcing the settlement states that, "subject to further discussions with the Nations Board of Trustees," approximately $25 million "would go to Nations Funds shareholders" and the remainder to shareholders of other funds that were harmed by BAS' clearing of timing trades. Thus, BOA itself attributed $350 million of its $375 million monetary settlement to harm caused to other mutual fund families as a result of BAS' facilitation of late trading and market in other mutual fund families.

108. In further recognition of BAS's misconduct in facilitating late trading through the box or otherwise, the BOA's settlement with the SEC and NYAG provides that BOA will exit the securities clearing business by the end of 2004.

<u>Aurum and Trautman</u>

109. Between late 1999 through 2003, BAS, either manually or by providing the box, allowed Aurum to late trade approximately $5.6 billion in third-party mutual funds, Trautman to late trade approximately $8.6 billion in third-party mutual funds, Canary to late trade $21.2 billion in third party mutual funds, and Pritchard to late trade approximately $4.9 billion in third party mutual funds.

110. Aurum timed and late traded at least the following PBHG Funds through BAS and the RJE system: Technology & Communications Fund, Emerging Growth Fund, Growth Fund, Large Cap Value Fund, Small Cap Value Fund, Mid Cap Value Fund, Select Equity Fund, Large Cap Growth fund, and Large Cap 20 Fund. The total value of Aurum's purchases of these

PBHG Funds exceeded $550 million, and resulted in a net gain of over $3.7 million. Aurum's timing and late trading activity is summarized as follows:

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales	Holding Period Realized Gain/Loss
Technology & Communication	2,991,362	101,572,453	103,137,963	1,565,510
Emerging Growth	6,299,477	155,744,429	156,780,808	1,036,379
Growth	2,014,645	58,631,969	56,481,738	849,770
Large Cap Value	6,377,914	92,571,265	92,814,904	243,639
Small Cap Value	2,835,877	57,032,675	57,161,332	128,657
Mid Cap Value	3,608,011	57,697,323	57,700,406	3,082
Select Equity	4	100	104	4
Large Cap Growth	5	100	103	3
Large Cap 20	1,232,283	26,979,795	26,885,458	(94,336)
TOTAL	25,359,577	550,230,108	553,962,816	3,732,707

111. Trautman traded the Technology & Communications Fund and the Emerging Growth Fund through BAS and the RJE system. Trautman's purchases in these two funds through the RJE system were nearly $8 million, and netted Trautman and its clients over $40,000 in gain.

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales	Holding Period Realized Gain/Loss
Technology and Communication	378,828	7,921,073	7,961,712	40,639
Emerging Growth	6	97	99	2
TOTAL	378,835	7,921,170	7,961,811	40,641

Canary

112. In or about summer 2001, as part of a package deal with BAS that included late trading and timing capacity in the Nations funds, financing for late trading and timing trades in Nations funds and other mutual funds, and unlimited capacity to late trade and time hundreds of

other mutual funds, defendant BAS installed the "box," free of charge, at Canary's offices in Secaucus, New Jersey. The deal is memorialized in a letter dated May 1, 2001 by Stern to Siphol of BAS, in which, among other things, Stern writes:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than Matt [Augliero, a mutual fund clearing specialist at BAS] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP [i.e., the box], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

113. Canary did not trade the PBHG Funds through BAS.

114. Paragraphs 114 through 250 intentionally left blank.

(8) <u>Impact of Market Timing</u>

251. Market timing and late trading are inconsistent with and inimical to the primary purpose of mutual funds as long-term investments. Mutual funds are marketed towards buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain market timers have been allowed to make frequent in-and-out trades to exploit the inefficiency of forward pricing and the cost structure of the mutual funds.

252. Market timing and late trading harm mutual funds, directly and indirectly, in a variety of ways. The types of adverse impact caused to mutual funds from market timing generally can be grouped into three categories: (a) Dead Weight, (b) Dilution, and (c) Concentration.

253. Dead Weight losses result from frequent transactions in mutual fund shares by market timers. Dead Weight harms not just the Funds targeted and traded by market timers, but also affects other funds in the same fund family that are not market timed.

254. Dead Weight includes, but is not limited to, the following:

(a) increased service agent fees, such as transfer agent, compliance administrator, custodian, portfolio accounting, shareholder servicing agent, adviser, auditor, and fund accounting fees, and other agency fees, all of which increase based on the frequency of transactions and thus increase with market timing;

(b) statement costs (including costs of printing and postage for statements of account activity) for account statements relating to market timers' trades;

(c) higher capital gains tax liability resulting from the sale of underlying securities to raise cash for redemption, including redemptions caused by investors who flee the fund after learning of the late trading and timing scandal;

(d) lost investment opportunity on cash that portfolio managers must hold in reserve to redeem market timers' shares that cannot be invested in furtherance of the funds' investment strategies and objectives;

(e) inefficient trading in the Funds' underlying portfolio securities when investment advisers must buy or sell securities at inopportune times (e.g., buying shares of stock in a rising market or selling them in a declining market) to cover market timers' trades (as well as to cover the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal);

(f) transaction costs for transactions in the Funds' underlying portfolio securities that result from market timing (as well as from the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal), which include bid-ask spreads and brokerage fees;

(g) interest on borrowing to maintain the mutual funds' position in the underlying portfolio securities; and

(h) increased expenses for fixed costs (including trustee expenses) resulting from shareholder redemptions from mutual fund families implicated in the scandal.

255. Market timing lowers the expected returns of mutual funds by restricting the amounts the fund portfolio managers are able to invest in furtherance of their investment strategies. Because the money deposited into mutual funds by market timers is not expected to remain in the funds for long periods of time but is deposited and redeemed frequently, portfolio managers must keep greater uninvested cash balances in the funds than would be required to meet ordinary redemption demand in the absence of market timing. With less cash available to invest, the net return on all fund assets (including the transient cash deposited by market timers) is lower than it would be otherwise if the managers were able to fully invest the money deposited by market timers.

256. Dead Weight harms not only the funds that are timed, but can also harm non-timed funds. Non-timed funds are harmed by market timing when timing increases costs that are shared by timed and non-timed funds within the same fund family. Certain costs, for example custodian fees, are shared by all funds in a mutual fund family. Market timing in one fund can cause an increase in these costs, which is then spread across all funds in the fund family. This is true regardless of whether those fees are calculated on a transactional basis or as a percentage of assets in the funds. If fees are calculated on a transactional basis, the costs are increased directly. If fees are calculated as a percentage of assets, the relevant service agent

must charge a higher percentage of assets when the agreement is renegotiated in a subsequent year in order to compensate for predicted future transactions. Any service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and are shared among multiple funds cause damage to timed-funds and non-timed funds alike.

257. Non-timed funds were also harmed by market timing when large numbers of innocent investors redeemed their shares in the wake of the scandal via increased expense ratios. Fixed costs, such as Trustee's fees, are shared among funds and are accrued daily. When large numbers of investors redeemed their shares after discovering that the funds were implicated in the market timing scandal, the assets of the funds shrank and the fixed costs became a greater burden.

258. Dead Weight is exacerbated when timing occurs in international and small capitalization funds because the underlying securities tend to be the most expensive to trade due to high bid-ask spreads.

259. In addition to exposing mutual funds to Dead Weight, market timers who purchase mutual fund shares on the expectation of a short-term price rise and redeem those shares at a profit also dilute the fund's assets. When a timer purchases based on an anticipated rise in the prices of the underlying securities, the portfolio manager cannot invest the timer's cash before the price of those securities rises. The timer therefore pays less than the true value of the fund share. When the underlying securities increase in price (as anticipated), the fund's NAV increases and the timer participates in this "unearned appreciation." The timer's unearned appreciation results in dilution of the fund's NAV dollar for dollar.

260. Dilution occurs when a market timer buys a mutual fund that has a stale price incorporated into its NAV, such as a fund invested in Japanese securities that calculates NAV based on information that is fourteen hours old. Dilution is compounded because the market timer repeatedly purchases mutual fund shares at a NAV that does not accurately reflect the value of the underlying securities.

261. Late trading in particular dilutes the assets of a mutual fund. When a market timer places an order to purchase mutual fund shares after the 4:00 p.m. close of the financial markets, the price at which the order should be executed is the following day's higher NAV. However, late traders are able to purchase the fund shares at the current day's lower NAV, thus reducing the purchase price for the shares and depriving the funds of the NAV appreciation between the two days. Late traders recapture this saving in the form of increased profits when they subsequently redeem their mutual fund shares.

262. Dilution occurs because the fund manager cannot invest the timer's cash at the stale price on which the NAV was calculated. In order to do so, in the example of Japanese securities, the fund manager would have to invest the timer's cash fourteen hours prior to knowing what trade is needed. The timer's cash is either invested in the underlying securities at the next day's non-stale price, or else held in cash, but in both cases the timer receives a proportionate share of the increase in NAV that results from the rising value of the underlying securities even though the timer's money was not invested when the value of the underlying securities increased. Since the timer's money is either invested at a non-stale price or held in cash, it causes a dilution of NAV across all of the fund's shares.

263. Concentration occurs when a market timer sells shares of the fund just prior to a negative price movement in the underlying securities. The exploitation of the down turn in the

market is the reversal of the exploitation of the up turn in the market in dilution. The fund manager cannot liquidate the underlying securities prior to the next-day drop in prices, and instead must sell those securities at the reduced prices. Therefore, the market timer is able to redeem shares based on a stale, inflated NAV, which concentrates the negative returns to the existing fund shares the next day.

B. Fund Family Specific Facts

(1) PBHG Policies Regarding Timing

264. The PBHG Funds have and have had internal policies intended to protect the fund assets from market timing.

265. Beginning in 1999 the Prospectuses and Statements of Additional Information for the PBHG and Adviser Classes of the PBHG Funds contained a disclosure regarding Fair Value pricing of fund shares. The Prospectuses for the PBHG and Adviser Classes filed between May 28, 1999 and August 14, 2001 stated:

> Except for the Cash Reserves Fund, each Fund's NAV is calculated at the close of trading on the New York Stock Exchange, normally 4:00 p.m. Eastern time, each day the exchange is open for business. Each Fund's assets are generally valued at their market price. **However, if a market price is unavailable or if the assets have been affected by events occurring after the close of trading, the Fund's board of directors may use another method that it believes reflects fair value.**

(emphasis added)

See PBHG Funds Post-Effective Amendments to Registration Statement under the Securities Act of 1933 ("Post Effective Amendments") Numbers 36 through 50.

266. The Statements of Additional Information for the PBHG and Adviser Classes of the PBHG Funds filed between May 28, 1999 and August 14, 2001 stated:

> Foreign securities are valued on the basis of quotations from the primary market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily

> available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board of Directors believes accurately reflects fair value.

See Post Effective Amendments 36 through 50.

267. The Prospectuses for all of the PBHG and Adviser Classes of the PBHG Funds filed between October 29, 2001 and May 30, 2003 added additional statements recognizing the potential for dilution of share values due to stale pricing. Those Prospectuses stated:

> You may purchase shares of each Fund directly through the Fund's transfer agent. ...[T]he price per share you will pay to invest in a Fund is its NAV next calculated after the transfer agent or other authorized representative accepts your order. ... [E]ach Fund's NAV is calculated at the close of trading on the New York Stock Exchange, normally 4:00 p.m. Eastern Time, each day the exchange is open for business. **Each Fund's assets are generally valued at their market price. However, if a market price is unavailable or if the assets have been affected by events occurring after the close of trading, the Fund's Board of Trustees may use another method that it believes reflects fair value. By fair valuing a security whose price may have been affected by events occurring after the close of trading in its respective market, a Fund attempts to establish a price that it might reasonably expect to receive upon its current sale of that security. These methods are designed to help ensure that the prices at which Fund shares are purchased and redeemed are fair, and do not result in dilution of shareholder interest or other harm to shareholders.**

(emphasis added).

See Post Effective Amendments 51 through 58.

268. The Prospectus filed May 9, 2003 for all of the A and C classes of the PBHG Funds, which were created in 2003, contained an identical policy to the one immediately above.

<u>Redemption Fees</u>

269. Beginning in 2001 PBA began to charge a redemption fee on redemptions or exchanges from the IRA Capital Preservation Fund occurring within twelve months of purchase. The Prospectuses for all of the PBHG and Adviser Classes of the PBHG Funds filed between August 14, 2001 and May 30, 2003 stated:

The IRA Capital Preservation Fund will deduct a 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months. In determining how long shares of the Fund have been held, PBHG Funds assumes that shares held by the investor the longest period of time will be sold first. **The Fund will retain the fee for the benefit of the remaining shareholders. The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.**

(emphasis added).

See Post Effective Amendments 50 through 58.

270. The Prospectus for all of the PBHG Classes of the Funds filed between August 14, 2001 and May 30, 2003 also provided that:

You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund. ... Simply mail, telephone, or use the Fund's internet website to provide your exchange instructions to the transfer agent. **Except for the 2% redemption/exchange fee ... for the IRA Capital Preservation Fund, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice.**

(emphasis added)

See Post Effective Amendments 50 through 58.

271. The Prospectus for all of the Adviser Classes of the Funds filed May 30, 2003 contained a policy identical to that of the PBHG Class Shares with respect to exchanges.

272. The Prospectus for all of the A and C classes of the Funds filed May 9, 2003 similarly stated that:

You may exchange some or all shares of a particular Class of a PBHG Fund for the same Class of another PBHG Fund that offers such Class of shares. ... Except for PBHG IRA Capital Preservation Fund's redemption/exchange fee ... there is

> currently no fee for exchanges. However, a Fund may change or terminate this privilege on 60 days' notice.

273. The Prospectus for all of the A and C classes of the Funds, filed May 9, 2003 contains identical policies with respect to the redemption fees, except that the 2% redemption fee is reduced if the redemption also results in a Conditional Deferred Sales Charge.

Exchange Privileges

274. The Prospectus for all of the Adviser Classes of the Funds filed June 1, 1998 strictly limited exchanges between Adviser Class Funds to four per year.

> Once payment for your shares has been received (i.e., an account has been established) and your payment has been converted to Federal funds, you may exchange some or all of your shares for shares of the other Portfolios of the Fund currently available to the public. However, you are limited to four (4) exchanges annually from such Portfolio.

275. The Prospectus for the all PBHG Classes of the Funds filed November 23, 1998 also strictly limited exchanges between PBHG Class Funds to four per year.

276. Beginning in 1999 the Prospectuses for the PBHG and Adviser Classes of the Funds altered the policy. The Prospectuses for the PBHG and Adviser Classes of the Funds filed between May 28, 1999 and July 13, 2001 stated:

> There is currently no fee for exchanges, however, the Fund may change or terminate this privilege on 60 days notice. Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG fund may be made only four (4) times a year.

See Post Effective Amendments 36 through 49.

277. After 2001, the Prospectuses for all of the PBHG and Adviser Classes of the Funds filed between August 14, 2001 and May 30, 2003 provided that:

> Except for the 2% redemption/exchange fee ... for the IRA Capital Preservation Fund, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. Please note that exchanges into the

PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.

See Post Effective Amendments 50 through 58.

278. The Statements of Additional Information for all of the PBHG and Adviser Classes of the Funds filed between May 28, 1999 and May 30, 2003 stated:

> Once payment for your shares has been received ... you may exchange some or all of your shares for shares of the other [Funds of the Trust] currently available to the public. **However, if you own shares of [the same Class of any Fund] other than the Cash Reserves Fund, you are limited to four (4) exchanges annually from such [Fund] to the Cash Reserves Fund.** ... The Trust reserves the right to change the terms and conditions of the exchange privilege discussed herein, or to terminate the exchange privilege, upon sixty (60) days' notice. Exchanges will be made only after proper instructions in writing or by telephone are received for an established account by the Transfer Agent.

(emphasis added)[11]

See Post Effective Amendments 36 through 58.

279. The Prospectus for all of the A and C classes of the Funds, filed May 9, 2003 contained the following policy:

> You may exchange some or all shares of a particular Class of a PBHG Fund for the same Class of another PBHG Fund that offers such Class of shares. ... Except for PBHG IRA Capital Preservation Fund's redemption/exchange fee discussed in the "Selling Shares" section of this prospectus, there is currently no fee for exchanges. However, a Fund may change or terminate this privilege on 60 days' notice. **Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.**

280. Finally, the PBHG Funds can simply reject purchases, sales, and redemptions if they are not in the best interests of the funds. The Statements of Additional Information, incorporated by reference into all of the Prospectuses for all classes of the PBHG Funds filed between June 1, 1998 and May 9, 2003, states:

[11] In some versions of this disclosure the bracketed terms are slightly altered. For example, in the May 28, 1999 filing the word "Portfolio" is used instead of "Fund." The policy expressed in each filing is identical, however.

> The [Trust or Fund] reserves the right to reject a purchase order when the [Trust or Fund] determines that it is not in the best interests of the Fund or its shareholders to accept such an order.

See Post Effective Amendments 34 through 58.

Late Trading

281. The PBHG Fund Prospectuses also set forth the policies with regard to Late Trading. The Prospectuses for all of the PBHG and Adviser Classes of the Funds filed between June 1, 1998 and May 30, 2003 stated:

> In order for your redemption order to be effective on the day you place your redemption order with your broker-dealer or other financial institution, such broker-dealer or financial institution must (i) receive your order before 2:00 p.m. Eastern Time for the Cash Reserves Fund and 4:00 p.m. Eastern Time for each other Fund and (ii) promptly transmit the order to the Transfer Agent.

See Post-Effective Amendments 34 through 58.

282. The Prospectus for all of the PBHG Funds Class A and C shares, filed May 9, 2003 contained an identical policy with respect to late trading.

283. The Prospectus for the all A and C classes of the Funds filed May 9, 2003 contains an identical policy.

(2) Timing Within the PBHG Funds

284. From at least 1998, investors market timed the PBHG Funds with the knowledge of and, permission of PBA, Pilgrim and Baxter. Based upon the information currently available to Plaintiffs, at least the following PBHG Funds were market timed and/or late traded:

Large Cap Growth Fund
Mid Cap Fund (formerly Mid Cap Value Fund)
Growth Fund
Technology & Communications Fund
Emerging Growth Fund
Select Growth Fund (formerly Select Equity Fund)
Large Cap 20 Fund
Large Cap Fund (formerly Large Cap Value)

Small Cap Fund (formerly Small Cap Value)

After a reasonable opportunity to conduct discovery, Plaintiffs believe the evidence will show that additional PBHG Funds were timed or late traded.

285. At least as early as 1998, an internal anti-market timing policy reflects that PBA recognized the negative impact associated with excessive short-term trading, or market timing, on a portfolio manager's ability to effectively manage the assets of their funds. The document also recognized the fact that the four exchange limitation described in the Prospectuses for all of the funds was in the best interests of long-term shareholders. In 1998, PBHG Fund portfolio managers complained to senior management about the disruptive effect of market timers. PBA established a Timing Police force to identify timers and issue instructions to the PBHG Funds Transfer Agent to stop market timers. A June 16, 1998 document entitled "MARKET TIMER POLICY" articulated some of the harm that market timers can cause long-term shareholders:

> Effective immediately, The PBHG Funds, Inc. (the "Fund") will institute a policy with respect to market timers. Exchange orders will not be accepted from any shareholder that is identified as a market timer. Market timers are shareholders that process more than four exchanges in and out of the Cash Reserves Money Market, or are exchanging from one fund to another. **Market timers can have a significant impact on a portfolio manager's ability to effectively manage the assets of their funds. Portfolio activity generated by these cash flows can create capital gains and/or losses which result from the buying and selling of stock to cover the cash flows and generate additional transaction costs that are passed along to all of the underlying shareholders. These transactions also generate additional transaction cost [sic], which are passed along to all of the underlying shareholders.** Therefore, the Fund implemented this procedure to protect the best interest of its long-term shareholders.

(emphasis added).

286. Nevertheless, from 1998 through mid-2001 the PBHG Funds became known in the timer community as "timer friendly," and more than two dozen PBHG Funds accountholders conducted short-term trading of the PBHG Funds that was far in excess of the disclosed

limitation of four exchanges per year. At its peak, at least twenty-eight PBHG Funds accountholders exceeded the four-exchange policy, and their accounts contained total assets of approximately $600 million.

287. An internal PBA "Timer Activity Summary" reflects that as of April 20, 2001 market timing assets were in excess of $385 million in the PBHG Growth Fund (representing nearly 11% of assets in that fund), $91 million in the PBHG Technology & Communications Fund (nearly 7.5% of that fund), and $53 million in the PBHG Emerging Growth Fund (nearly 8% of that fund). By July 2001, timing assets in the PBHG Growth Fund reached $466 million, or nearly 14% of fund assets.

288. PBA monitored timing activity in the PBHG Funds and, in July 2001, in recognition of the deleterious effects that market timers were having on the PBHG Funds, PBA determined to take action against market timers, and suspended the trading of all market timers, except for Pilgrim's hedge fund, Appalachian, and the hedge fund run by Baxter's friend Lederfeind, WSDC.

289. In August of 2001, timing assets of these two timers comprised more than 60% of the PBHG Funds' known timer assets. Although PBA briefly limited the timing capacity of these two entities, over the next few months these entities actually increased their timing. As a result, cutting the number of timers in the PBHG Funds did not reduce the amount of timing activity. WSDC and Appalachian were permitted to time the PBHG Funds until the end of 2001, when their privileges were also terminated.

290. Appalachian Trails made multi-million dollar profits from timing the PBHG Growth Fund and other PBHG Funds in 2000 and 2001, which were shared with Pilgrim.

During the same period of time, a buy-and-hold shareholder invested in the PBHG Growth Fund would have lost approximately 60% of his or her investment in 2000 and 26% in 2001.

(3) Appalachian Trails

291. In 1995, Christiani formed Appalachian and solicited Pilgrim to make a personal investment in the Appalachian hedge fund. At the time of formation, Pilgrim's and his wife's initial investment of $1,057,000 constituted more than two thirds of Appalachian's assets. Christiani managed Appalachian Trails and CPTR, which Christiani controlled, serving as general partner. Over time, Pilgrim and his family members substantially increased their investment in Appalachian.

(a) According to offering materials sent to Pilgrim on February 2, 1995, Appalachian's trading strategy consisted of actively trading shares in mutual funds based upon "a quantitative tactical asset allocation model." The private offering memorandum described the trading strategy as follows:

> The General Partner will move the Fund's assets from a fully-invested position in selected stock mutual funds to a fully-invested position in selected fixed-income funds, when the General Partner interprets by its indicators that current risk is greater than return. When the potential return exceeds indicated risk, the General Partner will move the Fund's assets from a fully protected fixed-income funds [sic] to a fully invested position in selected stock mutual funds to participate in anticipated market advances.

(b) Appalachian's trading strategy was designed to produce profits from active trading between mutual funds holding equity securities and mutual funds holding fixed income securities. The strategy was purportedly based on a mathematical model that relied on the analysis of a combination of factors, including investment objectives and current market conditions.

(c) The organizational documents for Appalachian state that between 10 and 50 exchanges per year between fixed income funds and stock mutual funds were anticipated to reduce stock market risk without eliminating Appalachian's ability to participate in upward movements in NAV:

> In any given year the assets of the Fund have been invested in stock specific mutual funds slightly less than 50% of the time...[and] thus invested in fixed income mutual funds slightly greater than 50% of the time.... The reduced exposure to the stock mutual funds and the increased exposure to fixed-income mutual funds has resulted in a dramatic reduction of overall stock market risk with little or no loss in upside exposure because of the overall accuracy of our approach. The added advantage to this approach has been that during a rising interest rate environment, we benefited from those higher rates during the time we were invested in fixed-income mutual funds....

292. In a letter to Pilgrim dated February 2, 1995, Christiani initially stated that Appalachian would not invest in any of the PBHG Funds. Eventually, the temptation to time the PBHG Funds would prove too great, however.

(a) In early 2000, Christiani identified the PBHG Growth Fund as a suitable candidate for engaging in such short-term trading activity and, in March 2000 Christiani asked Pilgrim for permission to invest through Appalachian in that fund, and in other PBHG Funds.

(b) At that time, Pilgrim was the portfolio manager for the PBHG Growth Fund, which was PBHG's largest fund. Pilgrim was also an investor in Appalachian and knew about Appalachian's short-term trading strategy.

(c) Pilgrim discussed the request with Baxter who, with knowledge that Pilgrim was personally invested in Appalachian and knowledge of Appalachian's short-term trading strategy, approved Appalachian's request to trade in the PBHG Growth Fund. Appalachian was also given permission to time the PBHG Technology & Communications Fund, another Fund for which Pilgrim acted as Portfolio Manager.

293. Over the next 20 months, Appalachian engaged in approximately 120 short-term exchange transactions in PBHG funds.

(a) Consistent with the strategy set forth in its offering materials, Appalachian traded primarily between the PBHG Growth Fund, which held equity securities, and the PBHG Cash Reserves Fund, a money market fund which held a fixed income portfolio. During the period from March, 2000 through December 2000, Appalachian traded in and out of the PBHG Growth Fund, which was managed by defendant Pilgrim. During that period, Appalachian made in excess of 40 exchanges into the PBHG Growth Fund and then back out to the PBHG Cash Reserves Fund. A given exchange sometimes exceeded $30,000,000. The aggregate volume of trading during this period amounted to approximately $1.2 billion. Appalachian also made numerous exchanges between the PBHG Select Growth Fund and the PBHG Cash Reserves Fund during the same time period. The average short-term trade, or "round trip," had a duration of 2.24 days, and had an asset value of more than $25 million.

(b) Between January 2001 and December 2001, Appalachian executed 66 exchanges between the PBHG Growth Fund, the PBHG Technology and Communications Fund, the PBHG Select Equity Fund, or the PBHG Large Cap 20 Fund; and the PBHG Cash Reserves Fund. The average short-term trade had a duration of 2.4 days, and had an asset value of more than $40 million. The aggregate volume of trading during this period exceeded $2.2 billion.

294. Appalachian's assets always remained within the PBHG Funds, thereby allowing PBA to continue to earn management fees on those assets. From March 2000 through December 2001, PBA collected management fees of approximately $690,000 from the handling of Appalachian's account.

(a) In late 2000, after permitting Appalachian to market time the PBHG Funds, Pilgrim increased his investment in Appalachian from $11.5 million to $18 million, which represented 35 percent of Appalachian's assets. By the end of 2001, Pilgrim's investment had increased to $28 million, which represented 45 percent of Appalachian's assets. This amount included at least $8 million in additional funds invested by Pilgrim during those two years.

(b) During 2000 and 2001, Appalachian's short-term trading strategy in the PBHG funds generated a profit of approximately $13 million. Pilgrim's share of Appalachian's profits during that time period was approximately $3.9 million.

(4) <u>Wall Street Discount Timing the PBHG Fund</u>

295. The special timing permission given to WSDC by PBA, Pilgrim and Baxter was expressly set forth in a June 22, 1998, PBA memorandum that memorialized the discussions of PBA's senior management. Among others, the memo was addressed to defendant Harold Baxter, a trustee of the Trust and CEO of PBA.

(a) The memorandum states:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging between funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange and/or telephone purchase privileges revoked.... Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of theses [sic] assets are attributable to accounts managed by Alan Lederfeind. We have exempted Mr. Lederfeind's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds....(emphasis added).

(b) Lederfeind introduced at least one of his market timing clients to defendant Baxter and suggested that the timer make a "sticky asset" investment in a new PBHG fund that was being launched. WSDC also transmitted the portfolio holdings of certain PBHG funds that it had received from PBA to at least one of its timing clients. The portfolio holdings were used by the timer to facilitate its market timing strategy.

296. In May, 2000, a PBA employee complained about the disruptive effect timing activity was having:

> Have you talked to Mr. Baxter about Alan's timer yet? I'm not sure if this $100 MM is from Wall Street Discount but it is really a disruptive amount of money. I wouldn't keep hounding you about it if the size was not close to 10% of the total assets. Is there anything we can do to slow it down or make it smaller?

Nevertheless, the express permission of Lederfeind's clients to market time the PBHG funds through WSDC was not rescinded.

297. In at least one instance, PBA received "sticky assets" from a WSDC client.

298. From as early as 1998 and as recently as September 2003, PBA, through Baxter, deliberately and repeatedly provided PBGH Fund portfolio holdings, which were thirty days stale, to his long-time personal friend, Alan Lederfeind, president and chief executive officer of WSDC. When provided, these portfolio holdings were material, nonpublic information. Lederfeind, in turn, passed this information to WSDC. These customers used the PBHG portfolio information to market time the PBHG Funds and to create short positions in equity baskets mirroring PBHG Fund portfolio holdings.

(5) PBA Prohibits all Excessive Short-Term <u>Trading of its Funds By All But Two Clients</u>

299. In July 2001, PBA and PBHG Funds officials met to discuss the disruptive effects of market timers in the PBHG Funds. They determined that, in light of the volatility of the stock market, the market timing activity had become a serious problem and needed to be prohibited. As of July 2001, PBA identified approximately 28 known market timers operating in the PBHG Funds. In August 2001, PBA began informing known and suspected market timers that they

would no longer be able to engage in exchanges or other short-term trading activities in the PBHG Funds.

300. Baxter and Pilgrim, however, *specifically exempted* two clients from the market timing prohibition: Christiani (and, consequently, Appalachian), and WSDC, a broker-dealer managed by Baxter's friend, Lederfeind. These clients were allowed to continue their market timing activities.

(a) A PBA Project Status Report dated September 30, 2001 reflects this continuing exception:

> PBHG Fund Services and PBHG Shareholder Services, with the help of DST Systems, participated in creating and began enforcing a new PBHG Funds Timer Policy. The new policy eliminated the majority of timing activity previously experienced by the Funds but allows controlled timing initiated by two institutions.

Those two institutions were Appalachian Trails and WSDC. PBHG Fund Services and the Distributor knowingly permitted the continuing exception for these two timers, despite their contractual and fiduciary duties to the Funds.

(b) These two accounts represented more than 50 percent of the assets being timed through the funds by the approximately 28 known timers. In July 2001, PBA purportedly told Appalachian that it would have to reduce its allowable market timing capacity from $63 million to $50 million and, similarly, told WSDC that it would have to reduce its allowable market timing capacity from $537 million to $250 million.

(c) An August 16, 2001 e-mail confirms the exception for the clients of WSDC:

> PBHG Funds had made a decision to not allow market timers to trade in the PBHG Family of Funds. PBHG constitutes market timing to be more than 3 trades in and out of an equity fund within a calendar year. PBHG has identified that the below Investec Ernst and Company accounts to have shown [sic] a recent history

> of market timing....These accounts have been suspended from trading with PBHG. PBHG is asking Investec Ernst and Company to stop all market timing activity. The only exception to this request is Wall Street Discount, they may continue to trade freely....

301. PBA, Pilgrim and Baxter also granted continuing permission to time PBHG funds to Appalachian, Christiani individually and to several other entities to which Christiani was linked. In an e-mail on August 15, 2001, one PBA employee queried:

> Mr. Chirstiani is also linked to [other entities]. I assume they should be left alone.
> Please advise....

Another employee responded:

> Yes, for now. I need to look at the total value of all his accounts, as I was unaware of the connection. Can you tell me how much money he has in total and the amount he is trading in each fund?

(6) <u>Canary's Market Timing in the PBHG Funds</u>

302. Canary began timing the PBHG Funds in 1998 through Hartz Trading Inc., a predecessor to the Canary entities. Canary established a managed account with an outside adviser and traded via WSDC. The account grew to at least $38 million in assets.

303. In addition to timing the PBHG Funds through WSDC, as early as 2000 Canary was using a fund "Supermarket" operated by Charles Schwab & Company to time the PBHG Funds. The Schwab Supermarket was a common timing platform that allowed one-day settlement and the funds did not charge redemption fees to Schwab omnibus accounts.

304. An August 8, 2000 email from Goodwin to Stern and Lerner indicates that Canary also had the opportunity to time the PBHG Funds through Datalynx, a capacity consultant (intermediary broker dealer).

305. In 1998 or 1999, Susan Moy, a broker at WSDC, invited Canary to meet and discuss additional timing capacity. Stern met with Lederfeind. Lederfeind told Lerner and Stern

that he was a close friend of Baxter and that he could offer Stern more capacity in the PBHG Funds. As a result of the meeting, Stern established account at WSDC under the names Hartz Trading and Plaza Drive Associates, the predecessor entities to CCP LTD and CCP LLC.

306. In late 1999 Lederfeind arranged for Stern to meet Baxter. Over a drink in the Oak Room at the Plaza Hotel, Baxter informed Stern that he was raising money for a private equity vehicle, PBHG Hybrid II, that Baxter's daughter, Christine Baxter, was managing. Baxter later arranged for Stern to meet Christine Baxter and Stern made a $4 million sticky asset investment in the PBHG Hybrid II fund.

307. Canary was financing its market timing in the PBHG Funds through a WSDC margin account. In 2000 WSDC ran out of margin to finance Canary's trades. Canary approached a banker named David Behnke at JP Morgan Securities, who was representing the Stern family in selling the family pet food business (Hartz Mountain), for a loan to finance market timing in the PBHG Funds. Stern explained his trading system in detail and explained that JP Morgan Securities would receive "liquid collateral" in the form of PBHG Fund shares. Stern successfully convinced JP Morgan Securities to finance his market timing.

308. JP Morgan Securities made a loan to a new entity, Cockatoo Capital, wholly owned by Plaza Drive Associates and Hartz Trading. Later in 2000 Plaza Drive Associates and Hartz Trading redeemed their investments in Cockatoo Capital and two Canary entities became the investors in Cockatoo Capital. JP Morgan Securities made straight loans to finance Canary's timing for as much as $105 million.

309. Plaza Drive Associates was eventually transformed into Canary Capital Partners LLC in 2000.

310. Throughout 2000 Canary timed the PBHG Funds, including PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Select Growth Fund, and PBHG Technology & Communications Fund. Canary was allocated additional capacity throughout 2000 by the PBHG Fund Defendants. Canary was also offered capacity in at least the following funds: PBHG Growth II, PBHG Large Capital growth, PBHG Large Capital Value, PBHG Select 20, and PBHG Small Capital Value.

311. A December 1, 2000 email from Goodwin to Edward Stern demonstrated that Canary had devised a plan to time PBHG small cap funds.

> I think I have a good answer for your demand for a way to safely trade small cap funds. It was something I had known about for a long time but had not looked at in a while.
>
> It is still not as good as international, but it is good and you can still trade some of the PBHG capacity. Tell Al L[edefeind] that you are changing tactics and are going to stick by him. Do not complete plans to deliver all the PBHG yet. You are going to need the PBHG capacity to make this work.
>
> I want to work on this secret system all day tomorrow and then show you what I have discovered.

312. Canary's timing in the PBHG Funds was extremely profitable. An October 10, 2000 email from Goodwin to Lerner stated:

> Antonette ran a study and found that the profit factor on the early PBHG buying was 23:1. That means 23 dollars have been made for everyone that has been lost on the early buys. If it continues, this would make the early system daytrade among the best I have ever seen.

313. An October 16, 2000 email from Goodwin to Stern stated:

> On 8/16/00 you had a missed signal and asked me what you should do on 8/17/00 in PBHG. I ran the attached test and told you that you should buy anyway as missing the first day was not crucial.
>
> In Fact, PBHGX ran from 53.80 closing NAV on the 17th up to 59.03 as it's first down day during the add on signal that I told you to take.

This was probably one of the biggest winning trades of the year.

(7) Short Basket Trades

314. Canary timing models began to fail, however, after September 2000. But, PBA had been providing detailed portfolio holding information to Canary, and at least as early as October 2000, Canary launched its first Short Basket trade in the PBHG Funds. An email from Goodwin to Stern dated October 26, 2000 stated:

> I went to setup my new PBHG basket for long/short. Some of the stocks had dropped by so much to so low prices per share that they are not good for the basket anymore.

(a) Canary shorted a basket of funds correlated to the PBHG Emerging Growth Fund. JP Morgan assisted by financing and creating the short basket for Canary. The strategy worked, and canary asked for additional capacity in the PBHG Funds. In June 2001, Canary was timing $117 million in the PBHG Funds.

315. In early to mid-2001 Canary also began to market time the PBHG Funds through Security Trust Company ("Security trust"), a non-defendant broker-dealer.

(a) On May 6, 2001 Goodwin wrote an email to a Security Trust employee (dprintz@securitytrustco.com) stating:

> We've come up with a list of a few new funds that appear to work with our models and which we would like to setup for trading:
> ...
>
> PSSCX PBHG STRTG SMALL COM 69316H767

(b) Another email to Nicole McDermott, a Security Trust employee, from Goodwin on May 8, 2001 stated:

> Here is a list of the domestic funds, taken off your list, that we would like to use. Again, please eliminate the B and C class shares if they cannot be traded without the back or level load charges.
> ...

Pbhg.x PBHG growth

(c) An April 25, 2001 email from Goodwin to Edward Stern emphasized the timer-friendly reputation of PBHG. Goodwin wrote:

> I think that BS is trading PBHG very heavily at National. I got a comment from the broker asking if I'd ever traded PBHG because they seemed extremely friendly to timing.

(d) In late 2001, Canary's capacity was gradually cut back.

(e) An August 24, 2001 email from Goodwin to Edward Stern stated:

> Our buys into 5.5. mill of pbhg [sic] funds were all rejected yesterday. Even though they just set those funds up for us last week, they failed to say that Samaritan had gotten them banned firmwide.

316. By the end of 2001, Canary was no longer permitted to time the PBHG Funds.

317. Once PBA set its mind to eliminate market timing it handled the process efficiently and swiftly. An email from Goodwin to Stern dated August 27, 2001 noted the ease with which PBA stopped timing:

> I'm surprised out [sic] how efficient PBHG was at cutting off timing. They closed up the sub-account game at several clearing firms in a d-day type blitz. Other families lacked the sophistication to do this.
>
> I wonder how they are going to receive new non-timing money if they block all trades – including those from new account numbers. Eventually a hole will surface somewhere.
>
> They even cutoff National Securities last week. Simpson was running 15 million PBHGX there. He lost the 80+ the 15+ whatever he was doing on bear which was probably around 10 million.

318. An email dated December 18, 2001 from Michael H. Boston, a Vice President of BAS, to Matt Augugliaro, another employee of BAS, which was forwarded to Lerner, demonstrates that PBHG Funds had been previously available to time through the RJE system,

but were to be removed from the list of funds that could be traded because PBA had forbidden timing.

(8) Pilgrim and Baxter resign

319. In a letter dated November 13, 2003, from David J. Bullock, President (as of July 2003) of PBA, to the PBHG Funds shareholders, PBA announced the resignations of Pilgrim and Baxter from their management positions with PBA, that Baxter resigned his positions as chairman and trustee of the Boards of Trustees of the PBHG Funds, and both have accelerated their planned retirements. In addition, the correspondence notes that:

> [PBA] [a]s a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September [2003] initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior.
>
> ***
>
> At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with PBA, that actively traded certain PBHG Funds as part of a tactical asset allocation investment strategy during the period from March 2000 to December 2001, when PBA moved to halt active trading in the PBHG Funds group. Mr. Pilgrim had no role in the management or operations of the limited partnership, although both he and Mr. Baxter were aware that the partnership traded actively in certain PBHG funds during that time period, and that Mr. Pilgrim had a beneficial interest in the partnership.
>
> ***
>
> The following actions are also being taken to address the concerns of the Trust Board of Trustees:
>
> - Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from the limited partnership's investments in the PBHG Funds.
> - In light of Mr. Pilgrim's personal investment in the limited partnership, the firm will reimburse to the PBHG Funds management fees earned

which were attributable to the limited partnership's investment in the PBHG Funds.

- PBA retained independent counsel to lead its internal review process in order to assure a thorough and independent examination of mutual fund trading practices in the PBHG Funds group, and will present the results to the PBHG Funds' Board of Trustees.

- PBA will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of the PBHG Funds.

- PBA's current practices of attempting to prevent market timing activity in the PBHG Funds will be formally adopted as policies and disclosed in PBHG fund prospectuses.

Finally, the Independent Trustees of the PBHG Funds have asked me to assure you that the review of PBA's practices and policies in these matters is ongoing, and will continue until any concerns they may have are addressed.

320. On November 13, 2003, upon PBA's determination that the continued association of Baxter and Pilgrim with PBA and the PBHG Funds was not in the best interest of either the Adviser or the PBHG Funds, Baxter and Pilgrim resigned all positions with PBA and its related entities and all positions with the PBHG Funds. In addition:

(a) PBA retained outside legal counsel to oversee an internal review of past trading practices in the PBHG Funds. Outside legal counsel reported findings directly to the PBHG Board and, in November 2003, made a presentation of its findings to the staff of the SEC; and

(b) PBA retained an independent accounting firm to review the company's internal controls and procedures under the Statement on Auditing Standards No. 70, Service Organizations, with the findings to be provided to the Board of Trustees.

(c) PBA instituted no legal actions against Pilgrim, Baxter or any other culpable party.

(9) **Regulators' Actions**

321. On November 20, 2003 the SEC announced the filing of a civil injunctive action in the United States District Court for the Eastern District of Pennsylvania against PBA, Pilgrim, and Baxter, charging violations of Section 17(a) of the Securities Act of 1933; Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder; and Sections 206(1) and 206(2) of the Investment Advisers Act of 1940. The complaint also charged PBA with violating Section 204A of the Advisers Act, and Baxter with aiding and abetting those violations. The complaint sought permanent injunctive relief, disgorgement, prejudgment interest and civil penalties, and also that Pilgrim and Baxter be permanently enjoined from acting in certain enumerated positions with an investment company pursuant to Section 36(a) of the Investment Company Act of 1940. The New York State Attorney General's Office also instituted an action against PBA, Pilgrim, and Baxter.

322. In response to the filing of the Regulators' Actions, in a November 21, 2003 letter to the shareholders, PBA reiterated that an internal investigation resulted in the resignation of Pilgrim and Baxter, as "in our view, their conduct was not in keeping with the ethical and professional standards that we expect of all PBA employees." In addition, PBA set forth its position on market timing as follows

> Beginning in 2002, we have worked aggressively to eliminate all market timing activity in our funds and continue to do so today. We monitor trading activity in the PBHG Funds on a daily basis and suspend the purchase and exchange privileges of those shareholder suspected of market timing. We work with numerous financial intermediaries who sell our funds to their clients to assure that they too seek to stop any market timing in our funds by their customers.

323. On July 21, 2004, the SEC announced a $100 million settlement with PBA, (but not Pilgrim and Baxter), reached in cooperation with the NYAG ("Settlement"). Under the terms of the Settlement, PBA agreed to disgorge $40 million to injured investors, pay $50 million in

civil penalties and, in a separate agreement with the NYAG, reduce management fees by 3.16 percent over a five-year period, a reduction valued at $10 million.

324. Paragraph 324 intentionally left blank.

(10) <u>The Adviser Directly Benefited From Market Timing</u>

325. The Adviser earns a profit from fees it charges the Funds as a percentage of the assets in the Fund.

326. In exchange for its Advisory services, the Adviser, PBA, receives fees, calculated daily and paid monthly calculated as a percentage of the average daily net assets of the Funds. The table below shows the annual percentage rate of the fee for each PBHG Fund:

PBHG Growth Fund	0.85%
PBHG Emerging Growth Fund	0.85%
PBHG Large Cap Growth Fund	0.75%
PBHG Select Equity Fund	0.85%
PBHG Cash Reserves Fund	0.30%
PBHG Technology & Communications Fund	0.85%
PBHG Core Growth Fund	0.85%
PBHG Limited Fund	1.00%
PBHG Large Cap 20 Fund	0.85%
PBHG Large Cap Fund	0.65%
PBHG Mid-Cap Fund	0.85%
PBHG Strategic Small Company Fund	1.00%
PBHG Small Cap Fund	1.00%
PBHG Focused Fund	0.85%
PBHG New Opportunities Fund	1.00%
PBHG Global Technology & Communications Fund	1.50%
PBHG Wireless & Telecom Fund	1.25%
PBHG IRA Capital Preservation Fund	0.60%
PBHG Disciplined Equity Fund	0.70%
PBHG New Perspective Fund	1.00%
PBHG REIT Fund	0.85%
PBHG Clipper Focus Fund	1.00%

327. The Advisory fees for the fiscal year ended March 31, 2004 are as follows:

Fund	**Advisory Fees**
PBHG Emerging Growth Fund	$3,162,000
PBHG Growth Fund	$11,039,000
PBHG Large Cap 20 Fund	$1,949,000
PBHG Large Cap Growth Fund	$1,456,000
PBHG Select Growth Fund	$2,164,000
PBHG Strategic Small Company Fund	$805,000
PBHG Disciplined Equity Fund	$458,000
PBHG Focused Fund	$230,000
PBHG Large Cap Fund	$1,859,000
PBHG Mid-Cap Fund	$3,569,000
PBHG Small Cap Fund	$1,162,000
PBHG Clipper Focus Fund	$9,707,000
PBHG Small Cap Value Fund	$146,000
PBHG REIT Fund	$949,000
PBHG Technology & Communications Fund	$2,928,000
PBHG Intermediate Fixed Income Fund	$15,000
PBHG IRA Capital Preservation Fund	$8,162,000
PBHG Cash Reserves Fund	$219,000
TOTAL	$49,979,000

(11) Non-Timed PBHG Funds and Timed PBHG Funds <u>Were Harmed Via Increased Agency and Service Fees</u>

328. Market timing can harm both timed funds and non-timed funds. One way that market timing injured the PBHG Funds was via increased service agency fees. Some costs are increased because of market timing and are borne entirely by the timed funds. Other costs may be increased by market timing and borne by all funds within a Fund family.

(a) The Declaration of Trust for the PBHG Funds states that:

> A Particular Portfolio shall be charged with the liabilities of that Portfolio, and all expenses, costs, charges and reserves attributable to any particular Portfolio shall be borne by such Portfolio; provided that the trustee may, in their sole discretion, allocate or authorize allocate or authorize the allocation of particular expenses, costs, charges, and/or reserves of a Portfolio to fewer than all the Classes thereof. Class Expenses shall, in all cases, be allocated to the Class for which such Class Expenses were incurred. **Any general liabilities, expenses, costs, charges or reserves of the Trust (or any Portfolio) that are not readily identifiable as chargeable to or bearable by any particular Portfolio (or any particular**

Class) shall be allocated and charged by the Trustees between or among any one or more of the Portfolios (or Classes) in such manner as the Trustees in their sole discretion deem fair and equitable.

(emphasis added).

(b) Liabilities that increase as a result of market timing and that are allocated solely to the timed fund cause harm to the timed funds.

(c) Any "general liabilities" that increase as a result of market timing activity and that are shared among the Funds result in harm to both those funds that are timed as well as the non-timed funds.

Custodian

329. Wachovia Bank, N.A. ("Wachovia") is the Custodian for the PBHG Funds. Among other duties as Custodian, Wachovia holds fund assets, collects and credits dividends and similar items, and delivers securities in accordance with instructions from the Funds.

(a) The Custodian Agreement between Wachovia (formerly First Union) and the PBHG Funds provides, "as accepted industry practice requires or as [Wachovia] may elect in effecting Proper Instructions, [Wachovia] shall be deemed to make a loan to the Fund, payable on demand, bearing interest at a rate it customarily charges for similar loans, when [Wachovia] advances cash or other Property, arising from the purchase, sale, redemption, transfer or other disposition of Property of the Fund..."

(b) As compensation for its Custodian services Wachovia is entitled to monthly compensation and out-of-pocket expenses. The monthly compensation that Wachovia receives includes 25 basis points on the average daily net assets of all the Fund's Portfolios and a per transaction fee that varies depending on the type of transaction. For example, Wachovia receives transaction fees of: $4.00 per transaction through Depository Trust Company, $10.00

per transaction through Federal Reserve, $5.50 per incoming cash wire transfers, and $7.50 per outgoing cash wire transfers.

(c) Rapid in-and-out trades in fund shares increases Custodian fees because it requires portfolio managers to purchase and sell additional securities to invest timer's cash and to pay for timer redemptions. The transfer of timer's cash in and out of the funds also increases transaction based fees charged by the custodian.

330. Timing can also cause the Funds to borrow from Wachovia thereby incurring interest on loans. When a timer redeems fund shares the fund either has to have cash on hand to pay the timer, or borrow cash to pay for the redemptions.

Administrator

331. PBHG Fund Services is the Administrator of the PBHG Funds. Among its duties as Administrator, PBHG Fund Services: assists in selecting, coordinating the activities of, supervising and acting as liaison with any other person or agent engaged by the Company; maintaining books and records; monitoring service agents and seeking to obtain possible service improvements and cost reductions; assisting in developing, implementing, and monitoring the Company's use of automated systems for the purchase, sale, redemption and transfer of Company shares and the payment of Rule 12b-1 service fees to broker-dealers; assisting in preparing reports to shareholders and filings under federal securities laws; and responding to shareholder inquiries. In addition, PBHG Fund Services maintains the books and records of the Funds and monitors accounting and compliance procedures including personal trading and the compliance with the Code of Ethics.

(a) As compensation for its services the Administrator receives a fee per Fund at the annual rate of .15% of the average daily net assets of each Fund. The fee is accrued daily and paid monthly.

(b) Market timing increases the Administrative fees to Funds used for market timing. Timed funds pay greater Administrative fees because the money invested in the timed funds directly increases net assets, which results in that fund paying a larger fee. Since the Administrative fee is accrued daily, each dollar of timing money in a fund on a given day increases the fee. Similarly, when a market timer exchanges between a money market fund and another fund that is the target of the timing activity, the money market fund is forced to pay a higher fee due to the additional assets it holds on those days when the timer's money is in the money market fund.

(c) Market timing can also increase Administrative fees to non-timed funds. Because market timing creates more work for the Administrator, the Administrator may charge higher fees in order to recoup the additional expense and effort required to administer funds that are timed. However, the percentage fee charged by the Administrator does not vary by fund. If the Administrator charges a higher fee because of market timing, each fund, including non-timed funds, will pay a higher percentage of assets as the fee.

332. Market timing also increases the Administration fees via the Sub-Administration fees, which are paid by the Administrator.

Sub-Administrator

333. SEI Global Funds Services (the "Sub-Administrator"), formerly SEI Investments Mutual Funds Services, a Delaware business trust, is the sub-administrator for the PBHG Funds. SEI Investments Mutual Funds Services is a wholly-owned subsidiary of SEI Investments

Management Corporation, which is a subsidiary of SEI Investments Company. Among other things, the Sub-Administrator provides assistance to the Administrator, general administrative services, regulatory reporting services, and fund accounting services. The sub-administrator also assists in the development of policies and procedures, including operational, accounting, reporting, and monitoring procedures, regarding the management of the Funds' cash balances.

(a) The sub-administrator is paid for its services by the Administrator. The Administrator pays the sub-administrator a fee equal to the greater of $50,000 per portfolio or at the annual rate of: 0.0165% of the first $10 billion of the average daily net assets of (i) the Trust and (ii) PBHG Insurance Series Fund (another fund family managed by the Adviser); 0.0125% of the next $10 billion of the average daily net assets of each portfolio in the (i) the Fund and (ii) PBHG Insurance Series Fund; and 0.0100% of the average daily net assets of each portfolio in (i) the Fund and (ii) PBHG Insurance Series Fund.

(b) Although the Sub-Administrators fees are not paid directly by the Funds, market timing increases the costs to the Sub-Administrator, who is then forced to increase fees charged to the Administrator. The Administrator then recoups this additional cost by charging the Funds a higher fee.

334. In addition, investments by market timers increase the average net assets of the Funds, thereby increasing fees to the timed funds and money market funds which serve as a repository.

Transfer Agent

335. DST Systems, Inc. ("DST"), P.O. Box 419534, Kansas City, Missouri 64141-6534, serves as the transfer agent and dividend disbursing agent for the Fund under a transfer agency agreement with the Fund.

(a) As Transfer Agent, DST's duties include: receiving orders for the purchase of fund shares; receiving redemption requests; issuing shares; holding shares in shareholder accounts; effecting transfers of fund shares; maintaining records of outstanding fund shares; and maintaining records of account and advising the Funds as to the foregoing.

336. The Transfer Agency agreement between The Trust and DST is not available online through the SEC's website. Therefore, it is not possible to determine the exact manner in which fees are paid. It is clear, however, that market timing increases the costs associated with transfer agency services. Because market timing involves numerous in-and-out transactions in fund shares, the transfer agent must recoup the expense and effort required to process these share transactions.

(a) To the extent that transfer agency fees are borne by and specifically allocated to each fund, the market timed funds are forced to pay increased fees as a result of market timing. This is also true for money market funds that serve as a receptacle for timer money when it is not invested in a timed fund.

(b) To the extent that transfer agency fees are borne by all of the funds, and not allocated to the fund in which transactions occur, market timing increase the transfer agency fees for both timed and non-timed funds alike.

(12) <u>All Funds Were Harmed Via Investor Redemptions</u>

337. As a result of the events and circumstances described herein, investors have withdrawn large sums from the PBHG Funds to the detriment of the Funds and remaining investors.

(a) The large number of shareholder redemptions that followed in the wake of the scandal in the PBHG Funds has caused and will continue to cause harm to both timed and non-timed Funds via increased expense ratios and lost opportunity costs. Expense ratios increase because fixed costs, such as Trustee compensation costs, are spread among fewer shareholders who must bear a greater proportion of those costs. Increased expense ratios make the PBHG Funds less marketable and may result in further shareholder redemptions, resulting in a vicious circle which causes harm to all PBHG Funds. In addition, net outflows of assets cause lost investment opportunity.

(b) Since November of 2003 when PBA, Pilgrim and Baxter were charged with trading abuses, the PBHG Funds have hemorrhaged assets due to shareholder redemptions. A May 22, 2004 article in the Philadelphia Inquirer reported that the PBHG Funds had net outflows of over: $100 million in November 2003; $200 million in December 2003; $200 million in January 2004; $150 million in February 2004; $150 in March 2004; and $50 million in April 2004. The same article reported that the PBHG Funds failed to benefit from the stock market recovery because of these massive outflows. Between September 30, 2003 and June 30, 2004 PBA assets under management dropped by nearly half, from $7.04 billion to $3.8 billion.

(c) These net shareholder redemptions have caused, and will continue to cause, harm to all of the PBHG Funds.

(13) Distribution Fees (12b-1 Fees)

338. The Class A Shares, Class C Shares, and Adviser Class Shares of each of the PBHG Funds pay to the Distributor distribution and service related fees under plans adopted pursuant to Rule 12b-1. The 12b-1 plans are intended to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of the Fund shares, including the payment by the Distributor to broker-dealers of commissions, and for services provided to clients of the broker-dealers.

(a) The Trust, on behalf of Class A shares of each Portfolio, has adopted a distribution plan under Rule 12b-1 under the Investment Company Act, which provides for payment of a distribution fee of up to 0.25%, of the daily net assets of Class A shares. Currently, the Trust is not paying a distribution fee on Class A shares.

(b) The Trust has also adopted a Service Plan pursuant to Rule 12b-1 on behalf of Class A shares of each Portfolio which provides for payment of a service fee of up to 0.25% of the average daily net assets of each class. Service fees are paid to the Distributor, brokers, dealers and/or other financial intermediaries for providing or arranging for others to provide personal services to shareholders and/or the maintenance of shareholder accounts.

(c) The Trust has adopted, on behalf of Class C shares of each Portfolio a Distribution Plan under Rule 12b-1 under the Investment Company Act, which provides for payment of a distribution fee of up to 0.75% of the average daily net assets of Class C shares. The Class C Shares of each PBHG Fund pay a monthly fee to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of the Class C Shares, including the payment by the Distributor to dealers of commissions on the sale of the Class A Shares.

(d) The Trust has also adopted a Service Plan pursuant to Rule 12b-1 on behalf of Class C shares of each Portfolio which provides for payment of a service fee of up to 0.25% of the average daily net assets of each class. Service fees are paid to the Distributor, brokers, dealers and/or other financial intermediaries for providing or arranging for others to provide personal services to shareholders and/or the maintenance of shareholder accounts.

(e) The Fund has also adopted a separate Service Plan under Rule 12b-1 under the Investment Company Act on behalf of Adviser Class shares of each Portfolio, which provides for payment of a service fee of up to 0.25% of the average daily net assets of the Adviser class. The 12b-1 fees paid by the Adviser Class Shares are paid to the Distributor, brokers, dealers and/or other financial intermediaries for providing or arranging for others to provide personal services to shareholders and/or the maintenance of shareholder accounts.

(f) Under the plans, the 12b-1 fees are paid by the funds out of NAV to the Distributor, who then may share fees with broker-dealers and other third parties who sell Fund shares.

(g) Of the service and distribution fees the Distributor received for the year ended March 31, 2004, it retained the following:

	Service Fees			Distribution Fees
	Advisor Class	Class A	Class C	Class C
Emerging Growth Fund	$ —	$ 69	$ 69	$ 205
Growth Fund	—	68	68	204
Large Cap 20 Fund	139	70	70	209
Large Cap Growth Fund	—	90	69	270
Select Growth Fund	—	68	68	204
Strategic Small Company Fund	171	94	94	281
Disciplined Equity Fund	—	92	97	290
Focused Fund	—	70	70	210
Large Cap Fund	—	67	67	201
Mid-Cap Fund	—	95	121	363
Small Cap Fund	—	72	72	215
Clipper Focus Fund	101	30	1,979	5,937
Small Cap Value Fund	—	194	206	617
REIT Fund	3,004	69	98	295
Technology & Communications Fund	—	70	70	209
Intermediate Fixed Income Fund	—	87	102	306
IRA Capital Preservation Fund	113	84	84	168

(h) PBA and its affiliate, the Distributor, owe to the PBHG Funds a fiduciary duty with respect to compensation, including a fiduciary duty with respect to 12b-1 fees paid by the funds. PBA, in concert with the Distributor, permitted and facilitated market timing in the PBHG Funds. At the same time, the Distributor received fees through plans adopted pursuant to

Rule 12b-1. PBA's and the Distributor's breaches of fiduciary duty with respect to these fees harmed both timed and non-timed funds alike.

(14) Standing

339. Each of the PBHG Funds is part of a single business entity, the Trust. Further, each of the PBHG Funds was created and sponsored by the Adviser and is managed under the supervision of the same three Trustees. Their meetings for all the Funds occur at or about the same time. Each of the PBHG Funds has the same distributor, custodian, transfer agent, and administrator. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences only in fee percentages. In many instances, the funds share costs among themselves. In substance and in form, all the PBHG Funds are operated as a single de facto entity. Plaintiffs therefore bring this action as a derivative action on behalf of the entire PBHG family of funds, as well as on behalf of the particular Funds in which they invested.

340. Paragraphs 340 through 501 intentionally left blank.

V. DEMAND FUTILITY ALLEGATIONS

501. The allegations concerning demand futility do not apply to claims asserted by the plaintiffs under Section 36(b) of the ICA, which does not confer a direct right upon the Funds or the Trust to bring such claims.

502. Plaintiffs have not made a demand upon the Trustees of the Funds to bring action against the Adviser, the Distributor, the officers of the Funds, or any other culpable parties because doing so is excused or would be futile for the reasons set forth below.

(a) No demand is required with respect to Plaintiffs' claims under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with compensation and other payments of a material nature to the Adviser or their affiliates.

(b) The Trustees are put into office by the Adviser, and are not required to stand for election or reelection by investors of the Funds except on rare occasions, and thus are not accountable to the investors of the Funds. Rather, the Trustees effectively serve at the pleasure of the Adviser. Additionally, the Trustees serve on the board of Trustees for all of the Funds of the PBHG Fund Family, and are paid for this service with substantial Trustees' fees and lucrative retirement benefits, in magnitudes that are sufficient to influence them to act in the interest of the Adviser when the interests of the Adviser may conflict with the interests of the Funds. In addition, each Trustee serves as Trustee for the PBHG Insurance Series, which is a group of funds advised by PBA and offered through variable annuity contracts and variable life insurance policies by separate accounts of participating insurance companies. Including the funds that are part of the PBHG Insurance Series, each trustee oversees 26 funds advised by PBA. For the fiscal year ended March 31, 2004 each Trustee received $97,750.

(c) The Trustees have been well aware, for a very long period of time, of the existence of the types of activity complained of in this action, and of the potential that such activity might have been taking place in the Fund, yet have failed to investigate or to do anything to recover for damages caused to the Fund by such activities. Indeed, despite the Trustees' awareness of investigations by state and federal law enforcement authorities, and of the legal actions that have been brought by such authorities, the Trustees have failed to take any action to investigate and have failed to take any action to recover for the Fund the damages cause to it by such unlawful activity.

(d) Market timing is a phenomenon that has been common knowledge in the mutual fund industry at least since the 1980s. As early as 1989, the high-profile mutual fund company Fidelity Investments began to impose and enforce heavy redemption fees on short term trades in its mutual fund shares. In 1992, a widely-publicized book, entitled *The New Market Wizards* focused attention on market timing.

(e) Since at least as early as November 5, 1997, when an article appeared in THE WALL STREET JOURNAL entitled "*Mutual Funds Fight the 'Market Timers,'*" the unlawful practices complained of have been well-known to persons in the mutual fund industry, including the Trustees of the Funds. That article detailed the prevalence of market timing in major mutual funds, the types of harm that such activity visited upon the mutual funds, and the types of measures that some mutual funds had taken and were taking in order to discourage or prevent such market timing altogether.

(f) As stated in an article printed in FORTUNE on April 19, 2004, "Clearly, by 2001 everyone connected with the fund industry had to know how crooked the business had become." *See The Secrets of Eddie Stern*, FORTUNE (April 14, 2004). The article also noted that after the current mutual fund scandal broke, the SEC surveyed 88 of the largest fund companies and discovered that half admitted to allowing market timing, and 25 percent allowed late trading.

(g) Even though the Trustees have (or should have) had knowledge of the existence and extensiveness of unlawful market timing taking place in the industry, and of the harm that results to mutual funds and fund shareholders, the Trustees either have failed to take action, despite their knowledge, with respect to such practices in connection with the Funds or they have failed to put in place the proper supervision and control mechanisms that would have brought the existence of such unlawful practices in the Funds to their attention.

(h) Under Section 15(c) of the ICA, 15 U.S.C. § 15(c), the Trustees have and had an express duty "to request and evaluate ... such information as may reasonably be necessary to evaluate the terms" of any investment advisory contract with respect to the Fund. In this case, the Trustees have and had a duty to obtain all information regarding all arrangements of the Adviser that related to the Adviser's management agreement, including all terms and conditions applicable to the Adviser's performance of its duties. Any terms, conditions, or arrangements whereby the Adviser facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading are and were, in fact, part of the Adviser's contract.

(i) Alternatively, any such arrangements are and were, at minimum, among the information "reasonably necessary to evaluate the terms of" the Investment Adviser's contract, within the meaning of Section 15(c) of the Investment Company Act. Consequently, the Trustees either failed to request all of the "reasonably necessary" information they needed to evaluate the Adviser's contract or they knew about or approved such arrangements with respect to the Fund.

(j) Indeed, given the Trustees' knowledge of the prevalence and commonplace nature of late trading and market timing in the mutual fund industry, it was incumbent upon the Trustees to take the obvious, prudent measure of implementing some kind of audit system or program that would enable them to discover all aspects and all components of the advisory contract with respect to the Funds. Had the Trustees done this, they would have become aware of the existence of the specific late trading and market timing arrangements in place with respect to such funds. However, the Trustees failed to put any such necessary system or program in place, thus subjecting themselves to a substantial risk of personal liability for breach of their fiduciary duty because of their gross negligence, and rendering themselves incapable of being able to impartially consider a shareholder demand, thereby compromising their independence.

(k) The Trustees' duties required them independently to act without a demand from a shareholder under the circumstance of this action. Their duties did not and do not come into play only when "kick-started" by a shareholder demand. The Trustees' fiduciary duties apply and applied at all times to require them to act in the best interest of the Funds, to protect the Funds from harm, and to recover damages for the Funds when the Funds have been harmed.

(l) On September 3, 2003, the NYAG commenced the NYAG Complaint, thus bringing the market timing and late trading scandal to the attention of the world. Before and after the commencement of the NYAG Complaint, state and federal regulators notified mutual funds of an investigation into market timing and late trading. Since the NYAG Complaint was filed, state and federal regulators have entered into consent enforcement actions with at least six different mutual fund families, representing recoveries of civil penalties and recoveries in excess of $2 billion. The regulators' investigation, the filing of the NYAG Complaint, and the subsequent enforcement actions have highlighted the existence of market timing and late trading as well as the magnitude and severity of the scandal throughout the mutual fund industry. No Trustee could claim to be ignorant of the market timing and late trading scandal since September 3, 2003. Despite that, however, the Trustees have failed to take any action against the Adviser, the Distributor, or any persons responsible for causing harm to the Funds by market timing or late trading.

(m) The purpose of a demand requirement is to bring matters to the attention of the Trustees so that they can determine what action, if any, to take regarding the matter about which the demand is made. Here, the Trustees ***already are aware*** of the matters about which they should take action to recover damages for harm to the Funds caused by market timing and late trading. Since the Trustees are already aware of the matters requiring their action, and of their duty to act, any demand under these circumstances would be nothing but redundant surplusage and would serve as nothing but an unnecessary formality that would elevate form over substance.

(n) Because the Trustees have failed for a lengthy time period to take action to recover for the Fund the damages it has suffered because of market timing and late trading, doing so at this point would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for breach of their duty of care.

(o) Given the Trustees' awareness of the foregoing facts, and their demonstrated failure to act in the face of their knowledge of those facts, there is, at minimum, a reasonable doubt as to whether they would be independent and disinterested in responding to a demand. Moreover, given the egregiousness of the Trustees' failure of oversight as outlined above, there is, at minimum, a substantial likelihood that they will be subject to personal liability for inadequate oversight of the officers and employees of the Funds. This exposure to a substantial likelihood of personal liability prevents the Trustees from being able to consider a demand impartially, if one had been made.

(p) The likelihood of personal liability is even more pronounced because each of the Trustees served on the Audit Committee of the Funds and had easy access to the internal documents that revealed the market timing and late trading that harmed the Funds yet they took no steps to prevent such activity or to recover damages that the Funds suffered on account of such activity.

503. The Trustees of the PBHG Funds serve for the life of the Trust, which is a perpetual life entity. Trustees can only be removed by death, incapacitation, resignation, retirement, or removal. Removal requires the majority vote of: the Board of Trustees, a committee of the Board appointed for such purpose, or the investors of the outstanding shares of all of the PBHG funds. Because PBA and Old Mutual control a significant percentage of the outstanding shares of the PBHG Funds (*see* below), the Trustees are effectively entrenched for as long as PBHG and Old Mutual choose.

504. The Trust does not hold annual meetings during which investors are permitted to elect or reelect Trustees. The Trust only holds annual meetings when required by law. As a result, no shareholder has voted for Trustees for as long as SEC filings have been reproduced online through the SEC website, at least since 1995.

505. Even when the PBHG funds reorganized in 2001, changing the organizational form from a Maryland Corporation to a Delaware Trust, the investors were not permitted to elect the Trustees. Instead, the Directors of the then existing Maryland Corporation elected themselves Trustees of the newly created Delaware Trust by causing the Maryland Corporation to acquire one share of each class of the newly formed Delaware Trust and then as sole shareholder of the Trust prior to the reorganization, elect the Directors as the new Trustees to serve for life. Once the Directors had installed themselves as Trustees of the newly formed Trust, the Trust shares were distributed to fund investors.

506. Even if investors were permitted to elect Trustees, it is questionable whether investors would have any meaningful influence. PBA and its parent, Old Mutual U.S. Holdings,

in most cases control an overwhelming majority of Fund shares as fiduciary, agent, or custodian for their clients. As of July 12, 2004, PBA controlled the following percentages of shares of the Funds:

- PBHG EMERGING GROWTH FUND CLASS A 100%
- PBHG EMERGING GROWTH FUND CLASS C 100%
- PBHG GROWTH FUND CLASS A 100%
- PBHG GROWTH FUND CLASS C 100%
- PBHG LARGE CAP GROWTH FUND CLASS A 73.55%
- PBHG LARGE CAP GROWTH FUND CLASS C 99.81%
- PBHG SELECT GROWTH FUND CLASS A 100%
- PBHG SELECT GROWTH FUND CLASS C 100%
- PBHG TECHNOLOGY & COMMUNICATIONS FUND CLASS A 99.96%
- PBHG TECHNOLOGY & COMMUNICATIONS FUND CLASS C 100%
- PBHG LARGE CAP 20 FUND ADVISER CLASS 61.22%
- PBHG LARGE CAP 20 CLASS A 100%
- PBHG LARGE CAP 20 CLASS C 84.23%
- PBHG STRATEGIC SMALL COMPANY FUND CLASS A 89.37%
- PBHG STRATEGIC SMALL COMPANY FUND CLASS C 99.82%
- PBHG LARGE CAP FUND CLASS A 100%
- PBHG LARGE CAP FUND CLASS C 100%
- PBHG MID-CAP FUND CLASS A 27.43%
- PBHG MID-CAP FUND CLASS C 63.75%
- PBHG SMALL CAP FUND CLASS A 84.71%
- PBHG SMALL CAP FUND CLASS C 100%
- PBHG FOCUSED FUND CLASS A 100%
- PBHG FOCUSED FUND CLASS C 100%
- PBHG [TS&W] SMALL CAP VALUE FUND CLASS A 45.96%
- PBHG [TS&W] SMALL CAP VALUE FUND CLASS C 58.23%
- CLIPPER FOCUS FUND ADVISER CLASS 6.53%
- PBHG IRA CAPITAL PRESERVATION FUND CLASS A 99.81%
- PBHG IRA CAPITAL PRESERVATION FUND CLASS C 99.80%
- PBHG [HEITMAN] REIT FUND CLASS A 99.78%
- PBHG [HEITMAN] REIT FUND CLASS C 34.34%
- PBHG [ANALYTIC] DISCIPLINED EQUITY FUND CLASS A 26.17%
- PBHG [ANALYTIC] DISCIPLINED EQUITY FUND CLASS C 68.76%

As of July 12, 2004, Old Mutual US Holdings Inc. controlled the following percentages of shares of the Funds:

- PBHG [DWIGHT] INTERMEDIATE FIXED INCOME FUND PBHG CLASS 81.45%
- PBHG [DWIGHT] INTERMEDIATE FIXED INCOME FUND CLASS A 99.66%
- PBHG [DWIGHT] INTERMEDIATE FIXED INCOME FUND CLASS C 79.58%

507. Further, investors could not have any meaningful input to the selection of Trustees, even if PBA did not control an enormous number of shares, because investors are not permitted to nominate Trustees. **The nominating committee, which is composed all three current trustees, does not accept shareholder nominations for the position of trustee.**

508. The Declaration of Trust for the Trust reinforces the fact that Trustees do not owe their loyalty to shareholders. It states that "the Trustees act as principals, free of control from the shareholders."

509. Paragraphs 510 to 600 intentionally left blank.

COUNT I

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (AGAINST THE ADVISER, PILGRIM, BAXTER, PBHG FUNDS SERVICES AND THE DISTRIBUTOR)

601. Plaintiff incorporates by reference paragraphs 1 through 500 above, but not paragraphs 501 through 509 relating to demand, as if set forth herein.

602. The Trust is a registered investment company within the meaning of the ICA.

603. The Adviser, Pilgrim, and Baxter are investment advisers for the Funds as that term is defined in Section 2 of the ICA.

604. The Distributor and PBHG Fund Services are affiliates of the Adviser for purposes of Section 36(b) of the ICA.

605. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment adviser of a mutual fund owes to the mutual fund the fiduciary duties of loyalty, candor, and due

care with respect to the receipt of compensation for services or payments of a material nature paid by the mutual fund to such investment adviser or any affiliated person. Those fiduciary duties apply not only to the terms of the advisory fee agreements, but also to the manner in which advisers seek approval of such agreements.

606. Pursuant to Section 36(b) of the ICA, 15 U.S.C. §80a-35(b), the Adviser, Pilgrim, and Baxter owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care with respect to its receipt of compensation for services or payments of any material nature paid by the Funds or its shareholders to the Adviser or any affiliated person. Those fiduciary duties include, but are not limited to, the duty of the Adviser to seek approval of any advisory agreement upon full disclosure of all information material to the Trustees' decision regarding the Adviser's compensation.

607. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

608. Thus, among other things, Section 36(b) of the ICA prohibits and prohibited the Adviser, Pilgrim, and Baxter from soliciting the approval of any advisory agreement from the Funds or the Trustees by use of false or misleading information, or by failing to disclose information material to the Trustees' decision regarding the Adviser's compensation. Information concerning conflicts of interest, the nature and extent of market timing and late trading in the Funds, the nature and extent of capacity arrangements for market timing and late trading in the Funds, and the Adviser's, and Pilgrim and Baxter's permission, facilitation, or

encouragement of and participation in, or failure to detect and prevent, market timing and late trading in the Funds, are particularly important to the Funds and to their independent trustees.

609. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Adviser, Pilgrim, and Baxter and their affiliates did not make full and fair disclosure of all information that would be material to the Trustees' decision regarding fees and/or other compensation under advisory and/or other agreements, including in particular the Adviser, Pilgrim, and Baxter's permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

610. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

611. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser, Pilgrim, and Baxter's facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

612. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholders may bring a civil action against an investment adviser or any affiliated

person who has breached his or its fiduciary duty concerning such compensation or other payments.

613. Each of the Adviser, Pilgrim, Baxter, PBHG Fund Services, and the Distributor, as their affiliate, breached his, her, or its fiduciary duty to the Funds by the acts alleged in this Complaint including, without limitation, facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

614. By agreeing and/or conspiring with the market timers to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading, the Adviser, Pilgrim, Baxter, PBHG Fund Services, and the Distributor placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

615. As alleged herein, the Adviser, Pilgrim, and Baxter breached his/its fiduciary duties with respect to the receipt of compensation for services or other payments of a material nature from the Funds or their shareholders.

616. By virtue of the foregoing, the Adviser has violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

617. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and 12b-1 plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT II

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT (AGAINST THE TRUSTEES, THE ADVISER, PILGRIM, BAXTER, AND THE DISTRIBUTOR)

618. Plaintiff incorporates by reference paragraphs 1 through 500 above, but not paragraphs 501 through 502 relating to demand, as if set forth herein.

619. The Trust is a registered investment company.

620. The Adviser, Pilgrim, and Baxter are investment advisers under Section 36(a) as that term is defined in Section 2 of the ICA.

621. The Distributor acts as the principal underwriter for the Funds under Section 36(a) as defined in Section 2 of the ICA.

622. The Trustee Defendants are directors under Section 36(a) as that term is defined in Section 2 of the ICA.

623. Pilgrim, Baxter, and Old Mutual (US) Holdings Inc., by virtue of their ownership and position and responsibilities for managing and directing the activities of the Adviser, the Distributor, are liable for the actions of those entities.

624. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), the Adviser, Pilgrim, and Baxter, the Distributor, and the Trustees owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care, including the duty of the advisers to seek approval of any advisory agreement with full disclosure of information material to the board's decision regarding their compensation and the duty of the trustees to request and evaluate such information as may reasonably be necessary to evaluate advisory agreements.

625. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby

a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

626. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Trustees, the Adviser, Pilgrim, Baxter, and the Distributor did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

627. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

628. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser, Pilgrim, and Baxter's facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

629. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), an investment advisory agreement that is made in, or whose performance involves a, violation of the ICA, is null and void, and "is unenforceable by either party." Pursuant to Section 47(b) of the ICA, 15 U.S.C. §

46(b), any advisory agreement made in, or whose performance involves a, violation of the ICA, may be rescinded by the mutual fund.

630. Each of the Adviser, Pilgrim, Baxter, the Distributor, and the Trustees breached his or its fiduciary duty to the Funds by the other acts alleged in this Complaint including, without limitation, allowing market timing and late trading all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

631. By agreeing and/or conspiring with the Timer Defendants to permit and/or encourage the Timer Defendants to time the Funds, the Trustees, the Adviser, Pilgrim, Baxter, and the Distributor placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

632. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT III

VIOLATIONS OF SECTION 47 OF THE INVESTMENT COMPANY ACT (AGAINST THE ADVISER AND DISTRIBUTOR)

633. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

634. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), any contract made in violation, or the performance of which results in a violation, of the ICA is declared unenforceable.

635. For the reasons alleged herein, the agreements between or among the Adviser, the Distributor, and the Funds and the 12b-1 Plans were made in violation of, and their performance resulted in violations of, the ICA and are, therefore, unenforceable.

636. Under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), the advisory agreements and the 12b-1 Plans may be voided and the Adviser and the Distributor are liable to return to the Funds all of the fees and consideration of any kind paid to them thereunder.

COUNT IV

VIOLATION OF SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT (AGAINST THE ADVISER AND THE DISTRIBUTOR)

637. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

638. The Adviser and the Distributor are investment advisers within the meaning of the IAA.

639. The Funds are clients of the Adviser and the Distributor within the meaning of Section 206 of the IAA.

640. Section 206 of the IAA, 15 U.S.C. § 80b-6, prohibits investment advisers from, among other things, directly or indirectly using the mails or any means or instrumentality of interstate commerce to (a) employ any device, scheme, or artifice to defraud a client or prospective client; (b) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon a client; and (c) engage in any act, practice, or course of conduct which is fraudulent, deceptive, or manipulative.

641. The Adviser and the Distributor have violated Section 206 of the IAA by acting as alleged herein. In particular, after a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser and the Distributor facilitated, encouraged,

permitted, and participated in, or failed to detect and prevent, market timing or late trading for their own personal gain at the expense of the Funds, and did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

642. Pursuant to Section 215 of the IAA, 15 U.S.C. § 80b-15, any investment adviser agreement made or approved in violation of any provision of the IAA, including the investment adviser agreements between the Adviser or the Distributor and the Funds and the 12b-1 Plans, is null and void and may not be enforced by any party thereto.

643. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT V

CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE INVESTMENT COMPANY ACT (AGAINST PILGRIM, BAXTER, AND OLD MUTUAL (US) HOLDINGS)

644. Plaintiff incorporates by reference paragraphs 1 through 600 above, as if set forth herein.

645. Section 48 of the ICA, 15 U.S.C. § 47(a), provides that it is unlawful for any person, directly or indirectly, to cause another person to do any act or thing that violates the ICA.

646. Pilgrim, Baxter, and Old Mutual (US) Holdings Inc., the "Control Person Defendants," directly or indirectly, caused the Adviser and the Distributor to engage in the unlawful conduct alleged herein.

647. Pursuant to Section 48 of the ICA, 15 U.S.C. § 47(a), the Control Person Defendants are liable for causing, directly or indirectly, the Adviser and the Distributor to engage in the unlawful conduct alleged herein.

648. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VI

COMMON LAW BREACH OF FIDUCIARY DUTY (AGAINST THE ADVISER, PILGRIM, BAXTER, THE DISTRIBUTOR, PBHG FUND SERVICES, AND THE TRUSTEES)

649. Plaintiff incorporates by reference paragraphs 1 through 600 above, as if set forth herein.

650. The Adviser, Pilgrim, Baxter, the Distributor, PBHG Fund Services, and the Trustees (the "Fiduciary Defendants"), and each of them, owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care in the management and administration of the affairs of each of the Funds and in the use and preservation of the Funds' property and assets. Further, said defendants owed a duty to each of the Funds not to waste the Funds' assets and not to place their own personal self-interest above the best interest of the Funds.

651. To discharge those duties, the Fiduciary Defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds.

652. As alleged in this Complaint, each of the Fiduciary Defendants breached his, her, or its fiduciary duties by approving or receiving unlawful or excessive compensation or

payments in connection with the timing and late trading schemes and other manipulative devices as alleged in this Complaint.

653. As alleged above, each of the Fiduciary Defendants also breached his, her, or its fiduciary duties to preserve and not to waste the assets of the Funds and each of them by permitting or incurring excess charges and expenses to the Funds in connection with the market timing and late trading scheme.

654. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VII

BREACH OF CONTRACT[12]
(AGAINST THE ADVISER, DISTRIBUTOR, and PBHG FUND SERVICES)

655. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

Investment Advisory Contract

656. The Trust and the PBA entered into an Investment Advisory Contract, on July 11, 2001 which is renewed annually and provides that PBA will provide investment advisory services to each of the PBHG Funds.

(a) The Funds have fully performed their obligations under the Investment Advisory Agreement.

12 All relevant contract are available through the SEC EDGAR system, available at: http://www.sec.gov/edgar/searchedgar/companysearch.html.

(b) The Investment Advisory Contract requires the Advisor at paragraph 2(a) to:

> ...comply with the 1940 Act and all rules and regulations thereunder, the Advisors Act, the Internal Revenue Code (the "Code"), and all other applicable federal and state laws and regulations, and with any applicable procedures adopted by the Trustees.

(c) The Investment Advisory Contract requires the Advisor at paragraph 2(c) to:

> ...place orders pursuant to its investment determinations for each Portfolio directly with the issuer, or with any broker or dealer, in accordance with applicable policies expressed in each Portfolio's Prospectus and/or Statement of Additional Information and in accordance with applicable legal requirements.

(d) The Investment Advisory Contract requires the Advisor at paragraph 2(d) to:

> ...keep the Fund and the Trustees informed of developments materially affecting each Portfolio's investments and shall, on the Advisor's own initiative, furnish to the Fund from time to time whatever information the Advisor believes appropriate for this purpose;

(e) The Investment Advisory Contract requires the Advisor at paragraph 2(f) to:

> ...notify the Fund immediately of any material fact known to the Advisor respecting or relating to the Advisor that is not contained in the Fund's Registration Statement, or any amendment or supplement thereto, but that is required to be disclosed therein, and of any statement contained therein that becomes untrue in any material respect.

(f) The Adviser breached paragraphs 2(a), 2(c), 2(d), and 2(f) of the Advisory Agreement by the wrongful acts alleged in this Complaint.

<u>Distribution Contract</u>

657. The Trust, on behalf of the Funds, and the Distributor entered into a Distribution Agreement dated January 25, 2001.

(a) The Funds have fully performed their obligations under the Investment Advisory Agreement.

(b) The Distribution agreement at paragraph 1(b) provides that the Distributor may sell fund shares to investors directly and through qualified brokers and dealers and that the "Distributor shall require each such person to conform to the provisions hereof, the Registration Statement, the then current Prospectus and Statement of Additional Information, and applicable law.".

(c) The Distributor sold fund shares to the Timer Defendants directly and through intermediate brokers and dealers knowing, with reckless disregard, or with gross negligence for the possibility, that the Timer Defendants would market time those funds to the detriment of the PBHG Funds.

(d) The Distributor breached paragraph 1(b) of the Distribution Agreement by the wrongful acts alleged in this Complaint.

Shareholder Services Contract

658. The Trust and PBHG Fund Services entered into a Shareholder Services Agreement on January 25, 2001.

(a) The Funds have fully performed their obligations under the Shareholder Services Agreement.

(b) The Shareholder Services Agreement requires PBHG Fund Services at paragraph 10(c) to "use its reasonable efforts to detect and prevent shareholder violations of telephone exchange privileges as described in the fund's prospectuses."

(c) PBHG Fund Services breached paragraph 10(c) of the Shareholder Services Agreement by the wrongful acts alleged in this Complaint.

659. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which the Advisor, Sub-Advisor, and Distributor, Defendants are liable.

660. Paragraphs 660 through 665 intentionally left blank.

COUNT VIII

BREACH OF CONTRACT (AGAINST BAS)

666. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

667. Upon information and belief, throughout the relevant period, BAS and the Adviser were parties to written or oral sales agreements governing BAS's duties as broker-dealer in selling and processing trades of Fund shares (the "Dealer Agreements").

668. The Funds, for whose benefit the Adviser entered into the Dealer Agreements, are intended third-party beneficiaries of the Dealer Agreements.

669. There is implied in all agreements an obligation of good faith and fair dealing pursuant to which neither party make take any action that will deliberately frustrate the other party's purpose in entering into the contract.

670. Upon information and belief, under the Dealer Agreements, BAS expressly agreed to clear mutual fund orders through the NSCC's Fund SERV system and to transmit orders that are received prior to 4 p.m. by a certain time that day ("Day 1"), and those received after 4 p.m. by a certain time the next business day ("Day 2"). Under the Dealer Agreements,

BAS and the Adviser agreed that Day 1 Trades would be priced at the Day 1 NAV and the Day 2 Trades would be priced at the Day 2 NAV.

671. BAS had an express or implied obligation to comply with the federal securities laws, the ICA, the IAA, and all rules and regulations promulgated by the SEC, including the forward pricing rule.

672. In breach of the express or implied terms of the Sales Agreements, and in violation of its obligation of good faith and fair dealing, defendant BAS permitted brokers and timers, including defendants Aurum and Trautman, to submit orders for the purchase and sale of shares of mutual funds, on BAS's RJE electronic trading platform or otherwise, after 4 p.m. on a given day (Day 2 Trade) at that day's NAV (Day 1 NAV), in violation of the forward pricing rule, and permitted the Funds to be late traded and timed to the detriment of the funds.

673. Accordingly, BAS has breached its Dealer Agreements with the Adviser.

674. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT IX

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY (AGAINST THE TIMER DEFENDANTS[13] AND THE BANK DEFENDANTS[14])

675. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

13 The Timer Defendants consist of Appalachian (including CPTR and Christiani), Aurum (including Aurum Securities, Aurum Capital, and Golden Gate), Canary (including CCP LLC, CCP Ltd., CIM, and Stern), Trautman, WSDC, and Lederfeind. *See* paragraph 31(l).

14 The Bank Defendants include JP Morgan, JP Morgan Securities, BOA, and BAS. *See* paragraph 31(k).

676. The Timer Defendants and the Bank Defendants knew of the existence and extent of the fiduciary duties owed by the Fiduciary Defendants to the Funds. The Timer Defendants and the Additional Defendants knew that market timing and late trading the Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Funds by the Fiduciary Defendants.

677. The Timer Defendants and the Bank Defendants, allowed for the use of their instrumentalities, including the BAS box, for purposes of market timing and late trading.

678. The Timer Defendants and the Bank Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Fiduciary Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

679. The Timer Defendants and the Bank Defendants are jointly and severally liable with the Fiduciary Defendants to the Funds for damages proximately caused by their aiding and abetting as alleged herein.

680. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

<u>COUNT X</u>

UNJUST ENRICHMENT
(AGAINST ALL DEFENDANTS)

681. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

682. All Defendants received a benefit in the profits they earned as a result of the unlawful conduct as described in this Complaint from trading on the Funds at the expense of the Funds.

683. Justice and equity require that the Defendants not be allowed to retain those profits.

684. Justice and equity require that the Defendants unlawfully earned profits be disgorged and returned to Funds because such profits belong to the Funds.

COUNT XI

COMMON LAW INTERFERENCE WITH CONTRACT (AGAINST THE TIMER DEFENDANTS AND THE BANK DEFENDANTS)

685. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

686. The Adviser and the Trust, on behalf of the Funds, are parties to the Investment Advisory Agreement. The Distributor and the Trust, on behalf of the Funds, are parties to the Distribution Agreement. PBHG Fund Services and Trust, on behalf of the Funds, are parties to the Shareholder Services Agreement.

687. The Adviser breached the Investment Advisory Agreement in the manner and by the actions described in this Complaint. The Distributor breached the Distribution Agreement in the manner and by the actions described in this complaint. PBHG Fund Services breached the Shareholder Services Agreement in the manner and by the actions described in this complaint.

688. The Timer Defendants and the Bank Defendants knew of the existence of the Investment Advisory Agreement between the Adviser and the Funds and knew its terms. The Timer Defendants and the Bank Defendants knew of the existence of the Distribution Agreement between the Distributor and the Funds and knew its terms. The Timer Defendants and the Bank

Defendants knew of the existence of the Shareholder Services Agreement between PBHG Fund Services and the Funds and knew its terms.

689. The Timer Defendants and the Bank Defendants knowingly and intentionally induced the Adviser, Distributor, and PBHG Fund Services to breach those contracts and interfered with the present and future performance of the Agreements by its acts of wrongdoing as described in this Complaint, intending to and proximately causing the described breaches of the Agreements.

690. The Timer Defendants and the Bank Defendants carried out this wrongful conduct with knowledge that this conduct would interfere with the Agreements and cause such breaches of the Agreements and did in fact cause breaches of such contract.

691. The conduct of the Timer Defendants and the Bank Defendants was improper and without justification or privilege.

692. As a direct and proximate result of Timer Defendants and the Bank Defendants' wrongful conduct, the Timer Defendants and the Bank Defendants are jointly and severally liable to the Funds with the Adviser for injuries and damages the Funds have suffered and which they will continue to suffer and is liable for actual and punitive damages.

COUNT XII

CIVIL CONSPIRACY (AGAINST ALL DEFENDANTS)

693. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

694. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

695. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

696. The conduct of Pilgrim, Baxter, PBA, the Service Agent Defendants, and the Trustees constituted willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

697. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means proximately causing injury and damages to the Funds for which they are jointly and severally liable.

698. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Trustees of the Funds named in this Complaint and replacing them with independent Trustees;

B. Removing the Adviser Defendants and the Distributor Defendants;

C. Rescinding the management and other contracts for the Funds with the Advisor, Distributor and other Defendants;

D. Rescinding the 12b-1 Plans adopted by the Funds;

E. Ordering Defendants to disgorge all management fees and other compensation paid to the Adviser and its affiliates, earned on unlawful trading and all management and other fees earned during the period of such trading,

F. Awarding monetary damages against all of the Defendants, individually, jointly, or severally, in favor of the Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

G. Awarding Plaintiffs the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys, and experts,

H. Granting Plaintiffs such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(b), Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: September 29, 2004

CHIMICLES & TIKELLIS, LLP

By: /s/

Nicholas E. Chimicles
Michael D. Gottsch
Denise Davis Schwartzman
Timothy N. Mathews
361 W. Lancaster Ave
Haverford, PA 19085
(610) 642-8500

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
270 Madison Avenue
New York, NY 10016
(212) 545-4600

POMERANTZ, HAUDEK, BLOCK,
GROSSMAN & GROSS, LLP
Stanley M. Grossman
H. Adam Prussin
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Executive Committee

FARUQI & FARUQI, LLP
320 East 39th Street
New York, NY 10016

Fund Derivative Plaintiffs' Steering Committee

LAW OFFICE OF KLARI NEUWELT
110 East 59th Street, 29th Floor
New York, NY 10022
(212) 593-8800

Fund Derivative Plaintiffs' Counsel

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re Pilgrim Baxter 04-md-15862-04	MDL 1586 Case No. 04-MD-15862 (Judge Andre M. Davis)
STEPHEN CAREY, Individually and On Behalf of All Others Similarly Situated, Plaintiff, v. PILGRIM BAXTER & ASSOCIATES, LTD., et al., Defendants.	Case No. 04-cv-01151-JFM

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

TABLE OF CONTENTS

Lead Plaintiff, the Ohio Public Employees Deferred Compensation Plan ("Ohio"), alleges the following based upon the investigation of Lead Counsel, which included a review of internal PBHG Funds ("PBHG") documents, United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories regarding PBHG, press releases, media reports, the complaint filed by the SEC, the complaint filed by the New York Attorney General's Office and extensive interviews with a confidential witness with direct knowledge of unlawful trading activities at PBHG and throughout the mutual fund industry ("Timing Witness #1").

I. NATURE OF THE ACTION

1. Lead Plaintiff Ohio brings this action on behalf of all persons that purchased and/or held PBHG mutual funds advised by Pilgrim Baxter and Associates, Ltd. ("PBA") during the period from November 1, 1998, to November 13, 2003, inclusive (the "Class Period"), and were harmed by a pattern of trading practices known as "market timing." The wrongful acts and misconduct alleged herein, much of which has been admitted by defendants, are the subject of administrative actions and investigations currently underway by various regulatory agencies, including the SEC and the New York State Attorney General.

2. PBHG consists of approximately 18 mutual funds in which investors contribute cash for the purpose of creating a pool of assets with which to invest. These mutual funds hold no assets apart from investors' deposits, nor do they conduct any investment or operating activities on their own. Instead, the funds' operations are controlled by PBA, a separate legal entity which, directly and through its subsidiaries and affiliates, performs all activities necessary to carry out the funds' investment objectives. For performing these services, PBA and its affiliates are paid fees from the funds' deposits in an amount equal to a percentage of the assets

under management. Accordingly, the larger the assets under management, the greater the fees PBA receives.

3. Market timing is a practice whereby certain investors take advantage of inefficiencies in the pricing of mutual fund shares by rapidly trading in and out of these funds on multiple occasions within a short period of time. By executing a significant number of these trades quickly, market timers profit by capitalizing on the differential between the price of the mutual fund itself and the value of the underlying securities that comprise the mutual fund.

4. Throughout the Class Period, PBA knew or, but for its recklessness, should have known that market timing and late trading cause significant monetary harm to long-term fund investors. By quickly trading in and out of mutual funds, market timers dilute the investment gains that would otherwise be realized by long-term investors, without sharing any of the losses incurred. Market timers also impose additional transaction costs upon innocent fund investors, due to the huge inflows and outflows of cash resulting from their rapid "in and out" trading. To pay out these market timers on short notice, portfolio managers hired by PBA to manage PBHG assets were required to invest disproportionate amounts of their funds' assets in cash and other highly liquid assets, paying a significantly lower rate of return than other assets purchased consistent with the fund's investment guidelines. These huge inflows and outflows also required portfolio managers to adopt highly sophisticated and expensive hedging techniques to protect the fund's assets against timing activity, thereby increasing expenses borne by innocent investors in the funds.

5. Due to the harm to investors caused by market timing, PBA purported to prohibit this activity by limiting trading in and out of the mutual funds it advised, and by purporting to

banish traders who exceeded these limitations, all of which was detailed in registration statements and prospectuses filed with the SEC throughout the Class Period.

6. PBA has now admitted that, contrary to the representations in the various prospectuses, it permitted market timing to occur during the Class Period, and that innocent investors were harmed as a result of this activity. PBA knowingly permitted various large investors to engage in market timing, and waived the various regulations and redemption fees that would otherwise prohibit this activity, in return for various forms of payment from the market timers. PBA encouraged and facilitated this conduct, despite its knowledge of the harm that market timing caused to long-term investors, primarily to increase the size of the asset portfolios under management and, in turn, PBA's fees for managing PBHG mutual funds. Under the terms of settlements with both the SEC and the New York Attorney General, PBA disgorged $40 million and paid $50 million in civil penalties as a result of its direct participation in the market timing of PBHG mutual funds.

7. PBA did not act alone, however, in the perpetration of this scheme, which cost innocent investors hundreds of millions of dollars in investment losses and improper fees. For example, in addition to selling the right to engage in market timing (generally known as "timing capacity") directly to certain select investors, PBA also engaged various brokerage firms (the "Facilitator Brokers"), including Wall Street Discount Corporation, to sell timing capacity on its behalf. As detailed below, these brokerage firms negotiated for timing capacity in various funds controlled by PBA, and then sold this capacity to the market timers themselves. These brokers received substantial fees from both the timers to whom they sold the capacity, and from the funds controlled by PBA, which were calculated as a percentage of the amounts traded by the market timers.

8. The wrongful conduct of brokers was not limited to negotiating for and selling timing capacity in the funds. Certain brokerage houses also executed, or "cleared" timing transactions (the "Clearing Brokers") with full knowledge of the harmful effects of timing on the performance of mutual funds, in return for fees paid by both the funds managed by PBA as well as the market timers themselves. These Clearing Brokers implemented a variety of deceptive devices and schemes for the purpose of facilitating market timing. Other large brokerage firms provided sophisticated financing arrangements to market timers that included the creation of false accounts to facilitate the timing scheme, all in return for substantial fees and other compensation.

9. Although PBHG was nominally governed by a Board of Trustees throughout the Class Period, these trustees were selected and nominated, without exception, not by the shareholders of the funds themselves, but by PBA. These individuals served on multiple fund boards advised by PBA, including the PBHG Board, and owed their positions, along with the substantial compensation they received as a result, to PBA. As a result, these trustees suffered from inherent conflicts of interest that precluded them from discharging their fiduciary duties of care, loyalty and good faith, which should have included prohibiting market timing, enforcing the terms of the various prospectuses, and otherwise acting to safeguard the best interests of innocent investors in the funds.

II. JURISDICTION AND VENUE

10. This Court and the United States District Court of the Eastern District of Pennsylvania (the "Transferor Court") have jurisdiction over the subject matter of this action pursuant to: § 22 of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. § 77v); § 27 of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. §78aa); § 44 of the Investment Company Act of 1940 (the "ICA") (15 U.S.C. §§ 80a-43); and, 28 U.S.C. §§ 1331,

1337. This Court and the Transferor Court also have supplemental jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1367.

11. The claims alleged herein arise under: §§ 11, 12(a)(2) and 15 of the Securities Act (15 U.S.C. §§ 77k, 77l(a)(2) and 77o); §§ 10(b) and 20(a) of the Exchange Act (15 U.S.C. §§ 78j(b), 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §§ 240.10b-5); §§ 34(b), 36(a), 36(b) and 48(a) of the ICA (15 U.S.C. §§ 80a-33(b), 80a-35(a)-(b), 80a-47(a)); and state and common law. In connection with the acts, conduct and other wrongs complained of herein, the defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, the United States mail and the facilities of a national securities exchange.

12. Venue is proper in the District of Maryland and the Eastern District of Pennsylvania (the "Transferor District") pursuant to § 22 of the Securities Act (15 U.S.C. § 77v), § 27 of the Exchange Act (15 U.S.C. § 78aa); and 28 U.S.C. §§ 1391(b) and 1391(c). Many of the acts and transactions giving rise to the violations of law complained of herein occurred in the District of Maryland and the Transferor District, defendants conducted other substantial business within the District of Maryland the Transferor District and many Class members reside within the District of Maryland and the Transferor District. Venue is also proper in the District of Maryland pursuant to the multi-district litigation provisions under 28 U.S.C. § 1407. Additionally, defendant PBHG, formerly known as The PBHG Funds, Inc., was organized as a Maryland corporation from at least November 1, 1998 until June 16, 2001.

III. PARTIES

A. Plaintiff

13. Lead Plaintiff, Ohio, is a deferred compensation plan within the meaning of 26 U.S.C. § 457 and operates for the benefit of current and retired public employees of the State of Ohio. During the Class Period, Ohio purchased and held shares of PBHG mutual funds that

were subject to the wrongful market timing activity complained of herein. As a result of the conduct alleged herein, Ohio suffered damages both in connection with its purchases of PBHG mutual funds and by virtue of holding PBHG mutual funds during the Class Period.

B. PBHG Complex Defendants <u>And Significant Non-Parties</u>

1. <u>Non-Party PBHG Mutual Funds</u>

14. (a) The individual PBHG mutual funds (e.g., "PBHG Growth Fund"), non-parties to this action, are open-ended mutual funds in which investors contribute cash for the purpose of creating a pool of assets with which to invest and purchase securities. In return for their deposits, PBHG investors receive shares in a PBHG mutual fund in an amount directly proportionate to the amount of their investment (i.e., the larger the amount invested, the more shares the investor receives in the fund). This cash is then used by the portfolio managers of the PBHG mutual fund, who are hired and employed by PBA, to purchase stocks or other securities consistent with the investment goals and objectives of the fund. PBHG shares are issued to PBHG investors pursuant to registration statements and prospectuses that must comply with the Securities Act and the ICA.

(b) PBHG mutual funds hold no assets apart from the deposits of their investors, nor do they conduct any operating or investment activities on their own. Instead, these mutual funds are part of a labyrinthine related structure in which separate legal entities, which are nonetheless captive to PBA, and also related to PBHG, perform and control all necessary activities related to the sale and redemption of securities, as well as the management of investments (hereinafter the "PBHG Complex"). Indeed, as detailed below, these related entities not only appoint their own representatives to the board of trustees charged with the fiduciary duty of protecting the interests of investors in each individual fund, but also control the appointment of the purportedly "independent" members of these boards. These same related entities within the PBHG Complex receive substantial fees for the performance of these services, which are calculated as a percentage of the value of the total deposits under management, as set forth below. Thus, the larger the amount of deposits under management, the more that these related entities stand to collect in fees from mutual fund investors. This means that, even in the case in which a PBHG mutual fund loses money on its investments, the related PBHG Complex entities can still increase the fees they earn by simply steering more investors into PBHG mutual funds.

15. Set forth below is a chart illustrating the relationship between the entities that made up the PBHG Complex as of November 13, 2003. Each of these entities is controlled not by investors in the individual PBHG mutual funds, but by separate corporations ultimately owned or controlled by a single corporate parent, Old Mutual, Plc ("Old Mutual"). Old Mutual operates these subsidiaries, which in turn are responsible for the operations of the individual PBHG mutual funds, for its own benefit rather than the benefit of fund investors. The key subsidiaries within the PBHG Complex are: (i) the Investment Advisor/Fund Sponsor; (ii) the Registrant/Issuer; (iii) the Administrator; and (iv) the Underwriter/Distributor. The role of the parent and each subsidiary in the PBHG Complex is explained in more detail below.


Ultimate Parent
(Old Mutual, Plc)
Investment Adviser/Fund Sponsor
Pilgrim Baxter & Associates, LTD ("PBA")
Indirect, wholly -owned subsidiary of Parent
Advisory Contract
Trustees
John R. Bartholdson
Jettie M. Edwards
Albert A. Miller
Harold J. Baxter
Registrant / Issuer
(PBHG Funds)
Delaware Business Trust
Individual PBHG
Mutual Funds
Administrator/Shareholder Service Provider ("SSP")
(PBHG Fund Services)
Wholly-owned subsidiary of PBA
Contractor to SSP
(PBHG Shareholder Services, Inc.)
Wholly owned subsidiary of PBHG Fund Services
Distributor / Underwriter
(PBHG Fund Distributors)
Wholly-owned subsidiary of PBA

2. The Parent Defendants

16. Defendant Old Mutual is the ultimate parent of PBA and its affiliates, as described herein. Old Mutual is a publicly-traded international financial services company with operations in the United States, the United Kingdom and South Africa. Old Mutual's corporate headquarters is located at Old Mutual Place, 2 Lambeth Hill, 5th Floor, London, United Kingdom, EC4V 4GG. Old Mutual also maintains an office in the United States at 200 Clarendon Street, Boston, MA 02116.

17. Defendant Old Mutual Asset Management is a subsidiary of Old Mutual and maintains offices in the United States located at 200 Clarendon Street, 53rd Floor, Boston, MA 02116. Through its affiliated firms, including PBA, Old Mutual Asset Management provides asset management services and products.

18. Defendant Old Mutual (US) Holdings, Inc. ("Old Mutual U.S.") is a Delaware corporation and a subsidiary of Old Mutual. Old Mutual U.S. maintains offices at 200 Clarendon

Street, 53rd Floor, Boston, MA 02116. Through its affiliated firms, including PBA, Old Mutual Asset Management provides asset management services and products.

19. Old Mutual, Old Mutual Asset Management and Old Mutual U.S. are collectively referred to herein as the "Parent" defendants.

20. The Parent defendants are the ultimate owners or controlling entities of the Investment Adviser/Fund Sponsor, PBA. Additionally, certain other of the Parents' other subsidiaries or affiliates, as set forth below, contracted with the PBHG funds to provide other administrative and/or advisory services. Through these subsidiaries, the Parent defendants collected fees from the PBHG mutual funds themselves for the services they rendered, including fees generated by the wrongful conduct alleged herein.

3. The Investment Adviser/Fund Sponsor Defendant

21. (a) Defendant PBA is a Delaware corporation and is an indirect subsidiary of Old Mutual. PBA is located at 1400 Liberty Ridge Drive, Wayne, PA 19087-5593. PBA is a registered Investment Adviser under the Investment Advisers Act of 1940 ("IAA") and serves as the Fund Sponsor/Investment Adviser to PBHG Funds. As of November 13, 2003, PBHG consisted of 18 mutual funds, with $7.4 billion in assets under management.

(b) PBA is responsible both for the creation of the individual PBHG funds (including the determination of their investment goals and strategy), as well as for managing the day-to-day activities and individual investments of the funds. PBA is ultimately responsible for performing virtually all critical functions of PBHG Funds mutual funds, including: (i) hiring and employing portfolio managers; (ii) selling shares in the funds to the public; (iii) performing all "back-office" operations; (iv) determining the net asset value ("NAV") of the funds on a daily basis; (v) directing and controlling the investments in the funds; (vi) ensuring that the investment policies of the funds are observed; (vii) enforcing the policies of the funds, including restrictions on trading and other activities that could be detrimental to fund shareholders; and (viii) otherwise managing the day-to-day activities of the funds. While PBHG Funds includes dozens of different individual mutual funds, PBA is ultimately responsible for the management and day-to-day operations for all of the PBHG mutual funds. Throughout the Class Period, PBA permitted select investors to engage in the market timing of PBHG mutual funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the PBHG mutual funds.

(c) PBA (and through it, the Parent defendants) was paid for its services during the Class Period pursuant to an investment advisory agreement (the "Advisory Agreement") negotiated between PBA and the trustees of the PBHG (the statutory entity that holds the assets of the individual mutual funds, as explained below). The Advisory Agreement provided for the funds to pay the Investment Advisor, PBA, as much as 100 basis points (1%) annually of their average daily net assets, calculated on a daily basis and payable monthly, in return for PBA investment advisory services alone (i.e. exclusive of other "expenses," which are accounted for separately by PBA and PBHG). Thus, if a PBHG mutual fund had a $1 billion average of assets under management over the course of a year, it would have paid the Investment Advisor as much as $10 million annually, directly from investors' deposits, for PBA's investment advisory services alone.

4. <u>The Registrant/Issuer Defendant</u>

22. (a) Defendant PBHG was the registrant and issuer of shares of PBHG mutual funds during the Class Period. PBHG's principal executive offices are located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087. PBHG is organized as a Delaware business trust and is an open-ended investment company registered pursuant to Section 8 of the ICA (15 U.S.C.

§ 80a-8). Until July 16, 2001, PBHG was organized as a Maryland corporation and known as The PBHG Funds, Inc.

(b) PBHG is an affiliate of PBA, PBHG's Investment Advisor, under § 2(a)(3) of the ICA (15 U.S.C. § 80a-(2)(a)(3)) and is the legal issuer of PBHG mutual fund shares. As such, PBHG only issued such shares to the public during the Class Period pursuant to registration statements and prospectuses issued under Section 10 of the Securities Act, and is therefore absolutely liable to purchasers of the shares for any material misstatements and omissions in the prospectuses under the Securities Act. Lead Plaintiff does not seek recovery for itself or the Class from PBHG mutual fund assets consisting of the deposits or like interests of ordinary PBHG shareholders held by PBHG.

5. The Administrator Defendants

23. Defendant PBHG Fund Services, a registered transfer agent and Pennsylvania business trust, is a wholly-owned subsidiary of PBA and is located at 1635 Market Street, 11th Floor, Philadelphia, PA 19103. PBHG Fund Services functioned as the Administrator and Shareholder Service Provider to PBHG during the Class Period. In these capacities, PBHG Fund Services, on behalf of PBA, oversaw the administration of PBHG's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties.

24. Defendant PBHG Shareholder Services, Inc., a registered transfer agent and Delaware corporation, is a wholly-owned subsidiary of PBHG Fund Services and an affiliate of PBA, located at 825 Duportail Road, Wayne, PA 19087. PBHG Shareholder Services, Inc. functioned as a contractor to PBHG Fund Services. In this capacity, PBHG Shareholder Services, Inc. assisted PBHG Fund Services with its administrative obligations, as described in

the preceding paragraph. Prior to May 25, 2001, PBHG Shareholder Services, Inc., was known as UAM Shareholder Service Center, Inc.

25. Defendants PBHG Fund Services and PBHG Shareholder Services, Inc. are collectively referred to herein as the "Administrator" defendants.

26. Throughout the Class Period, the Administrator defendants were responsible for performing the day-to-day administrative functions associated with the business of the individual funds. These tasks included: (i) performing back-office operations; (ii) calculating the NAV of the individual funds within the PBHG Complex on a daily basis; and (iii) maintaining books and records for the individual funds. Like their corporate parent, PBA, the Administrator defendants were responsible for administering the business of all the PBHG mutual funds, which were all sponsored by PBA.

27. Similar to PBA, throughout the Class Period the Administrator defendants (and through them, their ultimate Parent, Old Mutual) were paid for their services pursuant to a contract (the "Administrative Agreement") negotiated between PBA and PBHG's Trustees, on behalf of PBHG. PBHG Fund Services collected fees from PBHG shareholders which were calculated daily and paid monthly at an annual rate of 15 basis points (0.15%) of the average daily net assets of each Fund. All told, as much as 45 additional basis points of expenses were captured by PBA and the Administrator defendants, totaling as much as over 60 basis points (.6%) annually of a PBHG mutual fund's average daily net assets, calculated on a daily basis and payable monthly or quarterly, in return for their services. Among the charges approved by PBHG's Board of Trustees were additional fees in the hundreds of thousands of dollars paid to the Administrator semi-annually for maintaining PBHG's website. Thus, during the Class Period, if a PBHG mutual fund had an average of $1 billion of assets under management over the

course of a year, it would have paid the Administrators, directly from PBHG investors' deposits, as much as $6 million annually for their services, in addition to the millions of dollars also paid out of investors' deposits to Administrators' corporate parent, PBA.

6. The Underwriter/Distributor Defendants

28. Defendant SEI Investments Distribution Company ("SEI Distribution Co."), located at 1 Freedom Valley Drive, Oaks, PA 19456, served as the underwriter/distributor for PBHG mutual funds from at least November 1, 1998 until July 16, 2001. SEI Distribution Co. is a wholly-owned subsidiary of SEI Investments Company.

29. Defendant PBHG Fund Distributors served as the underwriter/distributor for PBHG mutual funds from July 16, 2001 until at least November 13, 2003. PBHG Fund Distributors, located at 825 Duportail Road, Wayne, PA 19087, is a wholly-owned subsidiary of PBA and is organized as a Pennsylvania business trust. PBHG Fund Distributors is a registered broker-dealer.

30. SEI Distribution Co. and PBHG Fund Distributors (collectively, the "Underwriter/Distributor" defendants) were responsible for the sale of PBHG mutual fund shares to the public pursuant to registration statements and prospectuses. As registered broker-dealers, the Underwriter/Distributor defendants were paid tens of millions of dollars in commissions per year by PBA, coming directly from PBHG shareholders. For example, commissions generated by PBHG Growth Fund sales could total over $7.5 million in one year alone. As underwriters, the Underwriter/Distributor defendants are strictly liable for any material misstatements or omissions contained in the registration statement and prospectus under the Securities Act.

7. The PBHG Individual Defendants

31. Defendant Gary L. Pilgrim ("Pilgrim") was, throughout the Class Period, until he was forced to resign on November 13, 2003, a co-founder and a Director of PBA, and the

President and Chief Investment Officer ("CIO") of PBHG. Pilgrim also served, at all times relevant herein, as the Portfolio Manager of the PBHG Growth Fund. Pilgrim signed each of the PBHG Registration Statements incorporating PBHG Prospectuses issued and/or effective during the Class Period, as set forth in Appendix B, attached hereto.

32. Defendant Harold J. Baxter ("Baxter") was, throughout the Class Period, until he was forced to resign on November 13, 2003, the co-founder, Chief Executive Officer ("CEO") and Director of PBA, a Director of Old Mutual U.S. and a director or trustee of PBHG. Baxter signed each of the PBHG Registration Statements incorporating PBHG Prospectuses issued and/or effective during the Class Period, as set forth in Appendix B, attached hereto.

33. Defendants Pilgrim and Baxter are collectively referred to herein as the 'PBHG Individual" defendants.

34. As detailed below, each of the PBHG Individual defendants, because of their management positions and/or membership on PBHG's Board, had the power and authority to control the contents of PBHG's SEC reports and filings, press releases and other statements to the public, and to cause PBHG to engage in the wrongful conduct complained of herein.

35. Further, defendant Baxter, by virtue of his position as a trustee of the various PBHG mutual funds at issue herein, was responsible for ensuring the truth and accuracy of the various statements contained in the funds' registration statements and prospectuses filed with the SEC and disseminated to investors throughout the Class Period. Baxter also was a fiduciary of PBHG mutual fund investors, and was responsible for managing the affairs of these funds in accordance with his fiduciary duties of care, loyalty and good faith toward shareholders of the funds. These fiduciary duties included, among other things, the following: (i) being fully informed as to the management of the funds over which he served as trustee; (ii) ensuring that

the various PBHG affiliates responsible for the day-to-day management of the funds, including the Investment Advisor, PBA, were acting consistent with the objectives of the funds, and in the best interests of fund shareholders; (iii) negotiating reasonable fees on an arms-length basis with those entities performing services on behalf of the funds, including PBA; (iv) ensuring that policies and regulations concerning investment in the funds, including those prohibiting market timing and late trading, were enforced; and (v) otherwise safeguarding the best interests of fund shareholders. As detailed below, Baxter breached his fiduciary duties to the members of the Class by permitting the wrongful conduct alleged herein.

C. Other Defendants

1. The Timer Defendants

a. Appalachian Trails

36. Defendant AT, L.P., a/k/a Appalachian Trails, L.P. ("Appalachian Trails"), is a Delaware limited partnership. Appalachian Trails is a private investment partnership which maintained hedge fund accounts, used to market time PBHG mutual funds, under the name of "Appalachian Trails" at PBHG.

37. Defendant Michael G. Christiani ("Christiani") was, at all times relevant herein, the Founder, Chairman and CEO of CPTR, LLC, which acts as the general partner of Appalachian Trails and which manages the Appalachian Trails hedge fund accounts.

38. Defendant CPTR, LLC ("CPTR"), located at 30 Tower Lane Suite 1, Avon, CT 06001, a Delaware limited liability company, acted, at all relevant times, as the general partner of Appalachian Trails.

b. Canary

39. Defendant Edward J. Stern ("Stern") was, at all times relevant herein, the Managing Principal of defendants Canary Capital Partners, LLC, Canary Investment Management, LLC and Canary Capital Partners, Ltd.

40. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey 07094.

41. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

42. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company.

43. Defendants Canary Investment Management, LLC, Canary Capital Partners, LLC, Canary Capital Partners, Ltd., are collectively referred to herein as the "Canary" defendants.

44. Defendants Appalachian Trails, Christiani, CPTR, Stern and Canary are collectively referred to herein as the "Timer" defendants.

45. Throughout the Class Period, PBA and its affiliates entered into agreements with the Timer defendants that permitted them to engage in the improper market timing of PBHG mutual funds at the expense of ordinary long-term PBHG investors, such as Lead Plaintiff and the other members of the Class, including but not limited to: the PBHG Cash Reserves Fund; the PBHG Emerging Growth Fund; the PBHG Growth Fund; the PBHG Large Cap 20 Fund; the PBHG Large Cap Growth Fund; the PBHG Select Growth Fund (Prior to April 1, 2003, named the "PBHG Select Equity Fund"); and, the PBHG Technology and Communications Fund.

2. The Facilitator Broker Defendants

a. WSDC

46. Defendant Wall Street Discount Corporation ("WSDC") is broker-dealer and maintains its headquarters at 100 Wall Street, 7th Floor, New York, New York 10005.

47. Defendant Alan Lederfeind ("Lederfeind") was, at all times relevant herein, Founder, CEO and President of WSDC.

48. WSDC and Lederfeind acted as brokers of timing "capacity" at PBHG funds, selling the ability to time PBHG mutual funds to the likes of the Timer defendants to the detriment of ordinary PBHG investors.

b. Investec

49. Defendant Investec (US) Incorporated, formerly Investec Ernst & Co., ("Investec"), is a Delaware corporation and a registered broker-dealer with its principal offices located at One Battery Park, 2nd Floor, New York, New York 10004. Investec was a conduit for market timing in and out of PBHG, often in conjunction with WSDC.

50. Defendants WSDC, Lederfeind and Investec are collectively referred to herein as the "Facilitator Broker" defendants.

3. The Clearing Broker Defendants

51. Defendant Bank of America Corporation ("BOA") is a Delaware corporation with its principal offices located at 100 North Tyron Street, Charlotte, NC 28255

52. Defendant Banc of America Securities LLC, ("Banc of America") is a registered broker-dealer and affiliate of BOA.

53. Defendant Theodore C. Sihpol, III was employed as a broker in the New York office of defendant Banc of America's Private Client Services ("PCS") high net-worth group and was actively involved in the market timing activities alleged herein. Specifically, defendant

Sihpol facilitated the market timing and late trading transactions through BOA. In March 2004, defendant Sihpol was indicted on 40 counts of fraud, larceny and falsifying statements in connection with his late trading and market timing activities.

54. Defendants BOA, Banc of America and Sihpol are collectively referred to herein as the "Bank of America" defendants.

55. Defendant Bear Stearns & Co., Inc. ("BSC") is a global investment bank and securities trading and brokerage firm, with its principal executive offices located at 383 Madison Avenue, New York, New York 10179.

56. Defendant Bear Stearns Securities Corp., ("BSS") is a Delaware corporation with its principal offices located at 383 Madison Avenue, New York, NY 10179. BSS is a broker-dealer and affiliate of BSC.

57. Defendants BSC and BSS are collectively referred to herein as the "Bear Stearns" defendants.

58. Defendant Charles Schwab & Co. ("Charles Schwab") is a Delaware corporation with its principal offices located at 120 Kearny, 4th Floor, San Francisco, CA 94104.

59. Defendant Credit Suisse First Boston (USA) Inc. ("CSFB") is a Delaware corporation with its principal offices located at Eleven Madison Avenue, New York, NY 10010.

60. Defendant Prudential Financial, Inc. is a New Jersey corporation with its principal offices located at 751 Broad Street, Newark, NJ 07102.

61. Defendant Prudential Securities, Inc. is a Delaware corporation located at One New York Plaza, 199 Water Street, New York, NY 10292. Prudential Securities, Inc., is a broker-dealer and an affiliate of Prudential Financial, Inc.

62. Defendants Prudential Financial, Inc. and Prudential Securities, Inc. are collectively referred to herein as the "Prudential" defendants.

63. Defendant Security Trust Company, N.A., ("Security Trust"), was based at 2390 E Camelback Road, Suite 240, Phoenix, AZ 85016. On October 29, 2003, the Federal Reserve ordered Security Trust to cease operations. Security Trust was not a publicly held company, it did not hold deposits, and it was not registered with the SEC in any capacity. Security Trust was bought by American Stock Transfer & Trust Company of New York and is now known by the name of its successor, AST Trust Co.

64. Defendant Citigroup, Inc. ("Citigroup") is the ultimate parent of the Salomon Smith Barney defendants named herein. Citigroup is incorporated in Delaware and its principal executive offices are located at 399 Park Avenue, New York, New York 10043.

65. Defendant Citigroup Global Markets Holdings Inc. ("Citigroup Global"), f/k/a Salomon Smith Barney Holdings Inc., operating through its subsidiaries, is a full-service investment banker and securities brokerage. Citigroup Global is a subsidiary of Citigroup and the sole parent of defendant Salomon Smith Barney, Inc. Citigroup Global is incorporated in New York with its principal executive offices at 388 Greenwich Street, New York, New York 10013.

66. Defendant Salomon Smith Barney, Inc., now known as Citigroup Global Markets, Inc., and doing business as Smith Barney Asset Management ("SBAM"), is registered as an investment adviser under the IAA. SBAM is located at 399 Park Avenue, New York, New York 10022. SBAM is also a registered broker-dealer and employer of broker-dealers and financial advisers. SBAM's broker-dealer operations are located at 388 Greenwich Street, New York, New York 10013.

67. Defendants Citigroup, Citigroup Global and SBAM are collectively referred to herein as the "SSB" defendants.

68. Defendants Bank of America, Bear Stearns, Charles Schwab, CSFB, Prudential, STC and SSB are collectively referred to herein as the "Clearing Broker" defendants. As explained in detail below, the Clearing Broker defendants participated in market timing and late trading by executing the trades across the mutual fund industry, including PBHG, and by engineering and implementing market timing and late trading strategies and schemes for the Timer defendants, the John Doe defendants and their brokers. The Clearing Broker defendants earned substantial fees and other compensation for their participation in the wrongful mutual fund trading schemes described in detail herein.

4. The Financier Defendants

69. Defendant Canadian Imperial Bank of Commerce ("CIBC") is a Canadian corporation with offices in the United States located at 425 Lexington Avenue, New York, NY 10017. CIBC is a large integrated financial services institution based in Toronto, Canada with worldwide operations.

70. Defendant JP Morgan Chase and Co. ("JPM") is a Delaware corporation, with its principal offices located at 270 Park Avenue, New York, New York 10017.

71. Defendants CIBC and JPM together with previously named defendants Bank of America, Bear Stearns and CSFB (in their capacities as financiers of market timing and late trading) are referred to collectively herein as the "Financier" defendants. As explained in detail herein, during the Class Period the Financier defendants were lenders to market timers and late traders, including the Canary and John Doe defendants, for the purpose of market timing and shorting mutual funds, including PBHG mutual funds based upon non-public information

5. The John Doe Defendants

72. The true names and capacities of defendants sued herein as John Does 1 through 100 were other active participants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were participants in the market timing schemes detailed Lead Plaintiff will seek to amend this Complaint to state the true names and capacities of said defendants when they have been ascertained.

IV. FACTUAL ALLEGATIONS

A. Overview of Market Timing Practices

1. Background Information And The Forward-Pricing Rule

73. Market timing opportunities stem from inefficiencies in the manner in which shares of individual PBHG mutual funds are priced. PBHG mutual fund shares are priced daily, based on the funds' NAV at the time of the valuation. Unlike equity or debt securities that are valued and traded on stock exchanges, PBHG continuously issues new shares as new investments are received, and redeems shares as investors withdraw assets. The value of these shares is calculated as of 4:00 p.m. Eastern Time ("ET") each day (the close of trading on the New York Stock Exchange), by determining the NAV of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding. For example, if a mutual fund with 100,000 shares outstanding holds total assets with a value of $1 million, then the NAV will be $10 per share. Thus, a PBHG investor seeking to invest $1,000 in a fund would receive 100 newly issued shares, valued at $10 per share.

74. Since PBHG shares are only priced once per day, the potential exists for an investor to purchase shares at a "stale" price that does not incorporate the latest information, and thereby make a quick profit. For example, if an investor were able to purchase shares of a

mutual fund at the NAV calculated ***before*** his purchase, with knowledge that the investments held within the fund had risen in value before the next NAV calculation, he could make a risk-free profit by simply buying the shares and then selling them the next day at the new, higher NAV.

75. To prevent this arbitrage opportunity, the SEC enacted Rule 22c-1 under the ICA, which provides:

> No registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security ***which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security*** . . .

(emphasis added)

76. Under Rule 22c-1, (also known as the "forward-pricing rule"), PBHG mutual fund investors who place orders to purchase fund shares during trading hours do not know the exact price at which their orders will be executed; instead, these orders are executed at the NAV calculated after the order is received, as of the 4:00 p.m. close of trading on the New York Stock Exchange. Thus, all PBHG investors should have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor should have the benefit of "post-4:00 p.m. information" prior to making an investment decision.

2. Subverting The Forward-Pricing <u>Rule Through Market Timing</u>

77. The forward-pricing rule alone, however, does not eliminate the arbitrage opportunity for frequent traders in mutual funds. This is due to the fact that the NAV of the fund, as calculated after the investor purchases his shares, still might not incorporate all public information.

78. A typical example of arbitrage opportunities created in mutual funds arises in a U.S. mutual fund that holds Japanese shares. Due to time zone differences, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate NAV at 4:00 p.m. in New York, he is relying on market information that is fourteen hours old. Any positive market moves during the New York Stock Exchange trading day that will likely cause the Japanese market to rise when it later opens will not be reflected in the "stale" Japanese prices, and thus the fund's NAV will be artificially low.

79. Market timing is the practice of trying to take advantage of this or other types of information delay in the pricing of mutual funds. A market timer who purchases the Japanese fund described above at the stale price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund. Market timing opportunities also arise in other mutual fund asset categories that trade in relatively illiquid markets, including mutual funds containing securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of a PBHG mutual fund's securities may not have traded for hours before the New York Stock Exchange closing time can render the fund's NAV stale, and thus open to being timed.

B. Material Misstatements And Omissions In PBHG Prospectuses Concerning Market Timing

80. Throughout the Class Period, in connection with the offering of PBHG mutual funds, PBHG filed with the SEC and released to the public at least 45 registration statements or amendments thereto incorporating prospectuses, prospectus supplements, statements of additional information and/or amendments thereto (many filed as SEC Form 497, "Definitive Materials") covering the sale of PBHG mutual funds to the public during the Class Period. A

complete list of the registration statements and amendments thereto, which incorporated the prospectuses, prospectus supplements, statements of additional information filed during the Class Period is attached hereto as Appendix B. Collectively, the registration statements, amendments thereto and their corresponding prospectuses, described immediately above, are referred to herein as the "PBHG Prospectuses."

81. Each of the PBHG Prospectuses filed with the SEC and published during the Class Period, referenced above, failed to disclose that PBHG permitted market timing in its mutual funds. To the contrary, these prospectuses warranted that PBHG prohibited the rapid "in and out trading" required for successful market timing. The PBHG Prospectuses issued throughout the Class Period uniformly contained the following (or nearly identical) disclosures regarding the rapid trading essential to market timing:

> [I]f you own shares of any Portfolio other than the Cash Reserves Fund, you are limited to four (4) exchanges annually from such Portfolio to the Cash Reserves Fund. Exchanges are made at net asset value.

82. Each of the representations regarding annual exchanges, exemplified above, was materially false and misleading and or omitted to state facts necessary to make the statements made not misleading in light of the circumstances in which they were made. Specifically, defendants failed to disclose that: (i) the PBHG Complex defendants, including Pilgrim and Baxter, had entered into agreements permitting select investors to time their trading of PBHG shares; (ii) pursuant to these secret agreements, the select investors, including the Timer Defendants and others, regularly market timed the PBHG mutual funds; (iii) although it was defendants' stated policy to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, in fact, defendants knew such timed trading was taking place; (iv) defendants regularly allowed, and had entered into agreements which allowed, certain

investors to engage in trades that were disruptive to the efficient management of PBHG mutual funds and/or increased the costs levied on PBHG investors, thereby reducing the PBHG mutual funds' actual performance; (v) the amount of compensation paid by PBHG to PBA, because of the increased net assets under management due to the illegal market timing of funds, as well as side agreements to deposit additional "sticky assets" in other PBA-advised investment vehicles as a condition to engaging in market timing, provided substantial additional compensation to PBA and its affiliates with no benefit to PBHG and its shareholders, and (vi) pursuant to these agreements, the PBHG Complex defendants benefited financially at the expense of ordinary PBHG mutual fund investors, including Lead Plaintiff and other members of the Class.

C. Defendants' Knowledge Of And Direct Participation In The Wrongful Conduct

83. During the Class Period, various hedge funds directly, or through brokers and/or other middlemen, entered into secret agreements with the PBHG Complex to time many different mutual funds. The Timer Defendants and/or their intermediaries, the Broker Defendants, agreed with the PBHG mutual fund managers on a predetermined amount of money to run in and out of predetermined "target" funds to be timed which would exempt the market timers from short-term redemption prohibitions and fees. In return, the market timers agreed to move money among those funds and another "resting place", such as the PBHG Cash Reserves Fund, in the PBHG mutual fund family. By keeping their money – often millions of dollars – in PBA-advised investments, the Timer defendants and other market timers assured PBA that it (and its affiliates) would receive management fees and other compensation from the Timer's deposits, whether their deposits were placed in one of the target funds, or the "resting fund."

84. Internal PBHG documents clearly demonstrate the PBHG Complex's motive behind allowing market timing of PBHG mutual funds: increased wealth for the PBHG

Complex, and specifically Pilgrim, Baxter and the Parent defendants. Indeed, these documents expressly delineate PBHG's only three "revenue drivers": Advisory Fees, Administrative Fees and Third Party relationships. Notably, both Advisory and Administrative Fees can only be increased by increasing the amount of assets under management. During the period from 2000 through the end of 2001, despite a sharp, overall decline in the NASDAQ, cumulative cash flows in PBHG rapidly increased during the same period, to a total of over $7 billion. These cash flows, and the fees generated thereby, were attributable to market timer money, as the Timer and John Doe defendants' cash flows often accounted for hundreds of millions of dollars in only one day, as described below.

85. In addition, during the Class Period, Pilgrim and Baxter alone made hundreds of millions of dollars from their share of the fees collected from PBHG shareholders pursuant to various revenue sharing agreements that they had negotiated. While these "earn out" agreements specifically granted Pilgrim and Baxter an increased share of revenue, potentially in the millions of dollars, for growing the assets under management at PBHG, the agreements provided no incentive and were silent as to the actual performance of PBHG mutual funds under the stewardship of the two men for whom the funds were named.

86. The PBHG Complex defendants disregarded, or, for their own benefit, selectively enforced the express "anti-timing" exchange limitations in PBHG Prospectuses and engaged in a scheme, described herein, for their own gain and for the benefit of the Timer, Broker and Financier defendants, all to the detriment of Lead Plaintiff and the Class. As demonstrated by the unlawful activities described herein, the PBHG Complex defendants, including PBA and its affiliates, continually exerted their influence to specifically allow for and profit from unlawful trading activities by the Timer defendants and their associates.

87. At the peak of the unlawful trading activity, at least 28 PBHG mutual fund market timers were in violation of the four exchange-per-year policy, and their accounts contained total assets of approximately $600 million. The Timer defendants, according to regulatory complaints, controlled over 50 percent of these assets. Additionally, according to government investigations, the PBA and PBHG Complex defendants allowed certain investors, including the Timer defendants, to make as many as 66 exchanges per year without paying redemption fees or otherwise defraying the high transaction costs associated with such rapid trading, which were known by the PBHG Complex defendants to harm ordinary shareholders.

88. While the Timer defendants were being allowed to market time PBHG mutual funds, defendants acknowledged the many harmful effects of market timing. In mid-1998, portfolio managers of PBHG mutual funds complained to PBA senior management about the disruptive effect of market timing activities, which resulted in the drafting of a "timer policy." The policy mirrored the statements in PBHG Prospectuses limiting shareholders to four (4) exchanges annually from any of the PBHG mutual funds to the PBHG Cash Reserves Fund (a money market fund that PBA knew was necessary for the Timers to use as a "parking" spot for timing money).

89. Despite this knowledge, defendants continued to permit timing for the purpose of increasing their fees and compensation. The influx of timer money at PBHG reached staggering proportions during the Class Period. For example, by July 12, 2001, timer assets in the PBHG Growth Fund alone had ballooned to more than $466 million, nearly 14% of the PBHG Growth Fund's assets. Indeed, timing of PBHG mutual funds in 2001 was not only a known fact to PBHG Complex insiders, it was both substantial and traceable. An internal PBHG "Timer

Activity Summary" reflected that as of April 20, 2001, investments by entities engaged in market timing activities reached:

> (i) in excess of $385 million in the PBHG Growth Fund comprising nearly 11% of the assets of the fund;
> (ii) in excess of $91 million in the PBHG Technology & Communications Fund comprising nearly 7.5% of the fund's assets; and
> (iii) $53 million in the PBHG Emerging Growth Fund comprising nearly 8% of the fund's assets.

1. <u>Specific Examples Of Timing At PBHG</u>

a. <u>Pilgrim And Appalachian Trails</u>

90. Defendant Pilgrim directly participated in and profited from the market timing of PBHG mutual funds. On March 1, 1995, Pilgrim and his wife made an initial investment of $1,057,000 to co-found Appalachian Trails, a hedge fund that was specifically designed for mutual fund market timing. Pilgrim and his wife were two of the four original limited partners in Appalachian Trails and owned more than two thirds of the partnership at its inception

91. Eric C. Schneider ("Schneider"), a CPA who held various posts at PBA and in the PBHG complex throughout the Class Period, was also involved in Appalachian Trails' operations. On November 14 1996, Schneider signed (with notarization) an Appalachian Trails document that rendered him a required co-signor for "any and all disbursements from Appalachian Trails, L.P."

92. Pilgrim and his family members substantially increased their stake in Appalachian Trails after the hedge fund's scheme to market time the PBHG funds began to prove profitable. For instance, in late 2000, Pilgrim increased his investment in Appalachian Trails' from $11.5 million to $18 million, which represented 35 percent of Appalachian Trails' assets. By the end of 2001, Pilgrim had poured an investment of over $28 million into Appalachian Trails, which represented 45 percent of Appalachian Trails' assets.

93. The other key investor in Appalachian Trails was defendant Christiani. Christiani, a hedge fund manager and friend of Pilgrim, managed Appalachian Trails and through an entity he controlled, defendant CPTR, served as Appalachian Trails' general partner.

94. Christiani identified the PBHG Growth Fund as a suitable target for deploying Appalachian Trails' short-term trading scheme. In March 2000, Christiani asked Pilgrim, who was the portfolio manager of the PBHG Growth Fund and thereby responsible for the fund's performance to its investors, for permission to invest through Appalachian Trails in the PBHG Growth Fund and other PBHG mutual funds.

95. Pilgrim discussed Appalachian Trails' plan to time PBHG mutual funds with Baxter who, with knowledge that Pilgrim was personally and significantly invested in Appalachian Trails and knowledge of Appalachian Trails' short-term trading strategy, approved Appalachian Trails' market timing in the PBHG Growth Fund. Pilgrim, with the knowledge and consent of defendant Baxter, granted Appalachian Trails permission to market time at least the PBHG Growth Fund and the PBHG Technology & Communications Fund.

96. Throughout the period of Appalachian Trails' market timing in PBHG mutual funds, neither Pilgrim nor Baxter publicly divulged Pilgrim's position in Appalachian Trails. Further, neither Pilgrim nor Baxter caused PBHG to modify its prospectuses or otherwise inform shareholders of Appalachian Trails' market timing in PBHG mutual funds.

97. After Appalachian Trails and Christiani were given permission by Pilgrim and Baxter to market time PBHG mutual funds, their market timing activities ramped up quickly and spread throughout the PBHG fund family. Beginning in March 2000, Appalachian Trails actively engaged in short-term trading of the PBHG Fund consistent with the strategy set forth in its organizational materials since 1995.

98. Appalachian Trails traded primarily between the PBHG Growth Fund, which held equity securities and was managed by Pilgrim, and the PBHG Cash Reserves Fund, a money market fund with fixed income holdings that was specifically subject to the four-exchange rule explained above. Appalachian Trails made nearly 100 exchanges into and out of the PBHG Growth Fund in 2000 and 2001.

99. Appalachian Trails also market timed the PBHG Technology & Communications Fund in 2001. During the period from February 2001 to April 2001, Appalachian Trails made 8 exchanges between the PBHG Technology & Communications Fund and the PBHG Cash Reserves Fund. A given exchange during this period was as large as $20 million. The aggregate volume of trading during this period with respect to these transactions amounted to approximately $127 million.

100. All told, the aggregate volume of Appalachian Trails' trading was very substantial: at least $2.2 billion between the periods of March 2000 and December alone.

b. Baxter And WSDC

101. Baxter was also heavily involved in the wrongful trading of PBHG mutual funds for his own benefit. In breach of his duties, Baxter granted permission to his life-long friend and college roommate, defendant Lederfeind, to broker timing "capacity" in PBHG mutual funds. During the Class Period, Baxter sold over $500 million in market timing capacity in PBHG mutual funds to Lederfeind and his company, defendant WSDC.

102. From as early as 1998 and through 2003, PBA, through Baxter, also provided Lederfeind with detailed lists of PBHG portfolio holdings. Lederfeind, through his capacity as President and Chief Executive Officer of WSDC, in turn, provided the nonpublic information to certain of WSDC's brokerage customers to facilitate their market timing of PBHG Funds and to

allow them to exercise hedging strategies through other financial and brokerage institutions based upon the same information.

103. According to Timing Witness #1, Lederfeind and WSDC were typically paid a 50 basis point commission (known as a "wrap fee") on all timing assets invested in PBHG mutual funds through WSDC. Lederfeind and WSDC also typically made an extra 25 basis points on the timing assets they brought to PBHG mutual funds, paid by PBHG on the "back end" of the transaction.

c. Canary

104. The PBHG Complex defendants also permitted Canary to time PBHG mutual funds in return for substantial fees. Indeed, at a meeting between Canary principal Stern and Baxter in November 1999, Baxter offered Canary timing capacity so long as Stern agreed to invest an additional sum in the Pilgrim Baxter Hybrid II ("Hybrid II") hedge fund, which was managed by Baxter's daughter, Christine Baxter. Stern ultimately invested $4 million in Hybrid II to secure timing capacity in PBHG mutual funds.

105. The investment that Baxter had pushed for and received in Hybrid II in no way benefited average investors in PBHG mutual funds, including Lead Plaintiff and members of the Class. On the contrary, Stern's investment was exclusively beneficial to PBA insiders, such as defendant Baxter and his daughter and, as described below, was detrimental to ordinary investors because Stern's true return on his investment in Hybrid II was the complete opening of the gates at PBHG to allow for Stern's unlimited timing activities.

106. After funding Hybrid II, Baxter, knowing Stern's timing relationship with PBHG and his highly profitable timing of PBHG mutual funds, attempted to steer Stern into other "sticky asset" side deals. Defendant Baxter approached Stern on two or three occasions, attempting to leverage his position as one of the gate-keepers of timing at PBHG, to secure

Stern's money for an internet golf retailing venture that Baxter was promoting. Christine Baxter similarly approached Stern with other investment opportunities. None of the investments proposed by Baxter to Stern would have benefited ordinary PBHG shareholders.

107. Stern and the Canary defendants were also provided with non-public lists of PBHG mutual fund stock holdings through WSDC. These proprietary lists enabled Canary and Stern to know with certainty which stocks were held by PBHG mutual funds, information that was only disclosed publicly twice a year. The portfolio holdings were used by Canary and Stern to facilitate their market timing strategy.

108. Moreover, the PBHG mutual fund stock holdings were essential in order for timers such as Stern and Canary to construct "mirror" baskets of stock. These "mirror" or "short" baskets were created using the proprietary PBHG portfolio holding information. The baskets were used to hedge against risk in market timing PBHG mutual funds, by providing the means for Stern and the Canary defendants to include a short-selling strategy in their market timing scheme and further mitigate any risk to their timing strategies. This allowed for even greater profits for the Timer defendants and also benefited PBA and the PBHG Complex defendants, as the ability to short-sell PBHG mutual funds made PBHG a more attractive fund family to market time, thereby increasing timing activities at PBHG.

2. The Financier Defendants' Participation In The Wrongful Conduct

109. During the Class Period, market timing and/or late trading constituted a niche-business catered to by investment banks, including defendants Bank of America, Bear Stearns, CIBC, CSFB and JPM. The Financier defendants provided market timers and/or late traders with financing specifically designed for this purpose.

110. In some cases, the mutual fund family permitting the market timing and/or late trading arranged the financing by the investment banks for the market timers and/or late traders. In other cases, the market timers and/or late traders approached the investment banks for financing. Market timers and late traders openly discussed with the investment banks the purpose of the loans – to market time and/or late trade mutual funds – and often disclosed such purpose expressly in the financing documents. Loan agreements regularly specified collateral – sometimes fund concentration and market exposure – demonstrating that the investment banks knew they were providing financing to market timers and/or late traders. Many financing agreements even required the timers to provide the Financier defendants with daily reports on their collateral and trading activity and/or open access to such records.

111. Among the market timing financing tools offered by the Financier defendants were "equity swaps," whereby market timers/late traders were actually allowed to manage accounts in the name of a Financier defendant pursuant to a written management agreement. The steps taken in a swap agreement were as follows: (i) the bank and the market timer/late trader would enter into a management agreement outlining the market timing and/or late trading, and overall investment objectives; (ii) the bank would open an account and the market timer/late trader would create a subsidiary that was made the manager of the account; (iii) the bank would have a subsidiary, often in London, perform the "swap" with the market timer/late trader; and (iv) the market timer/late trader would pay LIBOR +125-200 basis points to the bank subsidiary, which would pay the market timer/late trader the return on a reference index. For every $1 in collateral provided by the market timer/late trader, the bank would extend up $10 for trading.

112. By way of example, because timing PBHG funds was so profitable, Stern and the Canary defendants' timing at PBHG quickly outgrew the approximately $10 million in margin

account financing that Investec and WSDC were able to provide them with. Accordingly, Stern sought financing from JPM in the summer of 2000. JPM agreed to loan Stern up to $150 million to facilitate Stern and Canary's market timing. Stern set up a new entity, Cockatoo Capital, LLC, ("Cockatoo") – a Canary-controlled entity – as a loan counterparty to JPM. According to Timing Witness #1, JPM knew that the money lent to a Cockatoo would be used for the purpose of timing PBHG mutual funds. Also among the activities JPM knew that Stern wished to finance was the "shorting" of PBHG mutual funds.

113. Throughout Stern and Canary's market timing of PBHG mutual funds, JPM had full access to Stern and the Canary defendants' trading records and therefore was on notice that its loans were being used to fund and facilitate market timing trades and to create "short" baskets with proprietary PBHG information, which was also used in the timing scheme. JPM profited substantially from the market timing carried out through its loans to Cockatoo, charging a rate of LIBOR plus 125 to 150 basis points on "long" trades, and $.06 per share plus a 200 basis-point-over LIBOR "rebate" on the "short" trades that it financed. Moreover, JPM's loans served to increase the volume of Stern and Canary's timing at PBHG and other fund families by multiplying Stern and Canary's effective capital.

3. The Clearing Brokers' Participation In The Wrongful Conduct

114. The active participation in and facilitation of market timing and/or late trading by financial institutions, acting as clearing "platforms", was central to the success of the Timer, Broker and PBHG Complex defendants' scheme. Internal PBHG documents reveal that the PBHG Complex defendants permitted the timing of PBHG mutual funds through various Clearing Brokers, including defendants Bank of America, Bear Stearns, Charles Schwab, CSFB, Prudential, Security Trust and SSB. The Clearing Broker defendants serviced, among others,

both the Facilitator Brokers (including brokers from within the ranks of the Clearing Broker defendants, who often earned as much as $15 million a year in commissions from timing activities alone) and Timers directly.

115. The Clearing Broker defendants disregarded the excessive mutual fund trades being transacted through their trading systems, or platforms, by the market timers and directly participated in such excessive trading. Moreover, the Clearing Broker defendants specifically engineered trading strategies that catered exclusively to timers and late traders. For instance, Prudential developed a "shotgun" system that allowed market timers to scatter trades across various mutual funds to enable the timers to successfully execute larger and more frequent trades in a variety of fund families. Other Clearing Broker defendants, such as Bear Sterns and Bank of America, actually installed special equipment for timers and their brokers to allow them to execute market timing and late trading transactions themselves, while the Clearing Broker defendants captured the resulting fees and commissions.

116. The Clearing Broker defendants were motivated to engage in such conduct by the many sources of income offered by opening their execution systems to market timers and late traders, including the fees and commissions they received for processing the market timing and late trading transactions. The Clearing Broker defendants also leveraged various *quid pro quo* benefits from market timers and timing brokers, such as the ability to cross-sell other products and services they offered to the market timers and brokers, including financing and private client services. By collecting such fees and other benefits, the Clearing Broker defendants directly benefited from the rapid in and out trading by certain of the market timers, while harming long-term fund investors who bore the transaction costs and other harms, as described herein, of such excessive trading.

117. For example, defendant Bank of America provided certain timers, including Canary, with an electronic trading system that permitted them to circumvent restrictions on the frequency and timeliness of its trades. Beginning in 2001, Banc of America: (i) set up a state-of-the-art electronic trading platform, allowing the timers to trade late as late as 8:30 p.m. ET, in the hundreds of mutual funds that the bank offered its customers, including PBHG;s and (ii) provided timers with financing for their late trading and market timing activity in the hundreds of mutual funds that Bank of America could access by virtue of its size and power.

118. Bank of America profited greatly from the fees generated by clearing market timing activity. Furthermore, at least one timer – Canary – agreed to leave millions of dollars of "sticky assets" in Bank of America bond funds on a long-term basis while also paying Bank of America substantial fees, often over a million dollars per month.

119. In addition, throughout the Class Period, Bear Stearns facilitated market timing throughout the mutual fund industry. Bear Stearns actively facilitated the illegal trading of mutual funds by knowingly permitting its affiliated broker-dealers to execute market timing and late trades over its clearing platform. Bear Stearns' illegal use of its platform involved trading in several mutual fund complexes, including at least Alliance, Fremont, Invesco, MFS, PBHG, Pimco and Van Eck. Moreover, Bear Stearns employees expressly approved this trading, and communicated with various market timers and mutual fund firms to further the illegal trading via the firm's platform. In fact, according to Timing Witness #1, from the late 1990's through 2001, a large portion of all timing brokers cleared their trades using Bear Stearns' platform.

120. Bear Stearns knowingly facilitated illegal trading through a network of introducing broker-dealers, to whom Bear Stearns provided access to its clearing platform. Bear Stearns' network of broker-dealers included in-house personnel and outsider firms such as Brean

Murray and Kaplan & Co., which had core businesses of market timing mutual funds on behalf of hedge fund clients.

121. Senior Bear Stearns employees approved the use of the firm's trading platform for this illegal purpose. For instance, during the Class Period, representatives of Brean Murray & Co. met with Michael Zackman of Bear Stearns to specifically discuss arranging market timing and late trading capabilities through the firm's platform. This meeting resulted in Bear Stearns installing a computer in Brean Murray's offices that accessed its trading platform, known internally as the Bear Stearns Mutual Fund Routing System ("MFR System"). Similar to the sophisticated equipment that Bank of America set up in timers' offices, the MFR System provided Brean Murray with a direct link to Bear Stearns' clearing platform through which Brean Murray could make automated market timing trades at will.

122. Bear Stearns also provided its network of brokers with access to the MFR System so that they could engage in late trading. For instance, Bear Stearns permitted its affiliated brokers at Brean Murray to enter trades as late as 5:30 p.m. ET, but at the NAV set as of the 4:00 p.m. New York Stock Exchange close. Further, Bear Stearns also disabled the time stamp function on the MFR System so that there was no record for regulators of the when the late trades were placed.

123. Throughout the Class Period, Bear Stearns profited from its participation in the market timing and late trading scheme. Primarily, Bear Stearns profited from the commissions and fees generated from timers trading over the firm's platform. Moreover, Bear Stearns also profited from the various other arrangements it extended to timers, including financing of the market timing schemes.

D. The Failures Of Baxter And The PBHG Trustees

124. The ICA and the rules promulgated thereunder by the SEC require that PBHG be governed by a Board of Trustees (the "Board"), and that , in most cases, the majority of the members of the Board be independent from and unaffiliated with PBA or its parents, subsidiaries or affiliates. The purpose of this independence requirement is to ensure that the management of the mutual funds is not dominated by the Fund Sponsor/Investment Advisor and that, instead, the fund is managed in the best interests of its shareholders. This responsibility not only includes retaining and monitoring the performance of the investment adviser, PBA, and its affiliates, but negotiating contracts with these parties and ensuring that the fees paid are reasonable in relation to the services performed. The Investment Company Institute ("ICI"), a mutual funds lobbying and trade group, recently described the duties of mutual fund boards:

> Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.
>
> In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the mutual fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

125. In reality, PBHG's Board was dominated, throughout the Class Period, by PBA and its affiliates, who not only effectively controlled the trustee nomination and appointment process, but also the fees that the purportedly independent trustees earned from serving on the fund board. Further, PBHG's three additional, purportedly "independent" trustees (the "PBHG Trustees"), who fulfilled this role in addition to their full-time occupations, served on boards

overseeing dozens of individual mutual funds within the PBHG fund family, rendering it difficult to oversee the activities of the funds consistent with their fiduciary duties.

126. Defendant Baxter and the PBHG Trustees failed to meet their duties under the ICA. Pursuant to Section 15(c) of the ICA:

> It [is] the duty of the directors of a registered investment company to request and evaluate, and the duty of an investment adviser to such company to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such company.

15 U.S.C. § 80a-15(c). Notably, Baxter filled dual roles subject to the obligations of ICA § 15(c), having both acted as a trustee of PBHG and an officer of PBA, the investment adviser to PBHG. Accordingly, Baxter was specifically obligated to disclose the market timing activity at PBHG to the other trustees, and the other trustees were likewise obligated to request such relevant information. Baxter, however, did not disclose the relevant information, nor did the PBHG Trustees request such information, in violation of the provisions of 15(c) of the ICA.

127. Throughout the Class Period, Baxter and the PBHG Trustees breached their fiduciary duties and failed to adequately protect the interests of PBHG shareholders, to whom they owed duties of care and loyalty throughout the Class Period. All of the market timing and related activity alleged herein that harmed PBHG investors was permitted to occur notwithstanding Baxter and the PBHG Trustees' supposed oversight of PBHG. As explained above, Baxter failed to fulfill his duties as a trustee of PBHG by facilitating market timing, revealing proprietary PBHG information to the detriment of PBHG mutual fund shareholders, and by favoring his own interests and those of his friends and family without due consideration for the interests of PBHG mutual fund shareholders.

128. The PBHG Trustees were well-compensated for their services, earning tens of thousands of dollars in fees, through their service to PBA as directors or trustees on numerous

boards of funds advised by PBA, including PBHG. For example, in 1999, the PBHG Trustees were each paid $91,000 in direct compensation for sitting on three PBA-related boards; of the $91,000, the PBHG Trustees made $51,000 that year from their service on ***other*** (i.e. non-PBHG) boards advised by PBA. Indeed, the PBHG Trustees owed over half of the compensation they made in relation to their roles as trustees to PBA and their service on non-PBHG boards that were nonetheless advised and effectively controlled by PBA. While the PBHG Trustees realized these large salaries, paid for in part by PBHG mutual fund shareholders, they were serving on the boards of other mutual funds advised by PBA and were charged with monitoring the performance of as many as 29 individual PBA-advised mutual funds at a time. As a result of the foregoing, the PBHG Trustees were beholden to PBA and its affiliates, and therefore suffered from disabling conflicts of interest that prevented them from discharging their fiduciary duties.

129. Further illustrative of the conflicts of interest presented by the overlapping and mutually beneficially relationship between the trustees and PBA is the fact that Baxter and the PBHG Trustees approved the retention of PBA as PBHG's Investment Adviser, even though the sale of PBA to Old Mutual automatically terminated PBA's contract with PBHG, pursuant to § 15(a) of the ICA (15 U.S.C. § 80a-15(a)), on September 26, 2000, during the height of market timing activity fostered by PBA. As described above, upon reviewing the new proposed advisory contract between PBA and PBHG, Baxter was obligated to provide all relevant information to evaluate its terms, and both Baxter and the PBHG Trustees were obligated to request such information from PBA, which they failed to do.

130. The captive nature of PBHG's board is also exemplified by its retention of sub-advisers to "advise" various PBHG mutual funds. Despite the fact that the Board had never

competitively bid out the advisory contract for PBHG, even when it was automatically terminated, the Board repeatedly approved PBA's retention of "sub-advisers" from outside the PBHG Complex, which served to increase the management costs borne by investors. Indeed, the Board has been criticized heavily by mutual fund industry analysts at Morningstar, recently receiving grades of "F" and "poor" as a result of defects in the Board's structure and composition described herein. These PBHG Board defects criticized by Morningstar existed throughout the Class Period.

E. Defendants' Profits From The Unlawful Conduct

1. Excessive Investment Advisory Fees And Administrative Expenses

131. PBA and its affiliated entities within the PBHG complex had powerful incentives to facilitate the market timing activities described herein. As described above, PBA and the Administrator defendants, among other captive entities within the PBHG Complex, captured combined advisory and management fees as high as 200 basis points, or 2% (for PBHG's "International" funds) annualized of the NAV of the fund calculated on a daily basis, placing PBHG among the highest of its peer mutual funds in terms of the fees it charged. Thus, the large infusions of cash provided by the Timer defendants and others, while detrimental to other investors in PBHG mutual funds, were a source of large profits to PBA and its affiliates by dramatically increasing the amount of assets under management, and thereby increasing the dollar amount of fees payable from those assets. As detailed above, neither PBA nor any other affiliated entities named as defendants herein ever disclosed their practice of permitting and facilitating market timing, much less the fact that they earned millions of dollars in management and advisory fees as a result of permitting this unlawful activity.

132. Throughout the Class Period, Baxter and the PBHG Trustees authorized, and PBA charged and collected, millions of dollars in fees. As a direct result of the illegal market timing and activity alleged herein, the percentage of average annual assets under management was significantly increased by the influx of the timing assets. Notwithstanding the corresponding economies of scale that resulted from the increase of assets under management at PBHG, the PBHG Trustees, PBA and the PBHG Complex defendants did not reduce their fees. Rather, Baxter and the PBHG Trustees continued to authorize, PBA continued to charge and collect, and the PBHG Complex continued to profit from, the same, or a greater, percentage of fees.

133. The PBHG Prospectuses uniformly disclosed that the advisory fees were charged "at an annual rate based on the average daily net assets of each [individual PBHG mutual fund]." The actual fees charged (inclusive of "expenses," which were not disclosed as fixed, predictable percentage fees to investors) were at an annual rate of 122 basis points (1.22%) up to 144 basis points (1.44%) of the fund's average daily net assets calculated on an asset-weighted basis, throughout the Class Period (not including money market funds). Timer money parked in PBHG's money market fund, the PBHG Cash Reserves Fund, generated fees between 52 and 75 basis points (0.52% to 0.75%) per annum. These fees were computed on a daily basis and paid monthly to PBA by PBHG investors and were consistently among the highest in the top 100 mutual funds surveyed for fee information.

134. As detailed above, the influx of the illegal market timing and late trading assets at PBHG increased the average annual assets under management, thereby increasing the amount of total fees authorized by the Baxter and the PBHG Trustee defendants, and charged and collected by PBA. The advisory services provided by PBA on the assets of the Timer defendants and other timers did not, however, justify the payment of advisory fees on the timing assets. In fact,

as further incentive to the PBHG Complex and PBA specifically, the fees collected as a result of the increased assets under management resulting from market timing were collected without any additional advisory services being provided.

135. By facilitating the market timing activities alleged herein, the PBHG Complex and PBA were able to profit substantially from the receipt of increased advisory fees, based upon the inclusion of Timer defendant cash infusions into the calculation of assets under management. PBHG mutual funds generated hundreds of millions of dollars of fees every year across various categories of PBHG mutual funds. In particular, as organized by their corresponding investment strategy category, from 1998 to 2003, the PBHG Complex captured: between $82 million and $164 million annually in revenues from fees charged to the "Long-term" category of PBHG mutual funds; between 1998 and 2003, PBA and its affiliates captured between $82 million and $100 million annually in revenues from fees charged to the "Equity" category of PBHG mutual funds; and between $84 million and $167 million annually in revenues from fees charged to the "Industry" category of PBHG mutual funds. Moreover, in comparison to its direct distribution peers within the mutual fund industry during the Class Period, the PBHG Complex ranked consistently in the worst half (and often in the worst quarter) of its peer group, charging from 122 basis points (1.22%) up to 144 basis points (1.44%) in fees with respect to the above categories of mutual funds.

2. <u>Profits Derived From "Sticky Assets"</u>

136. As an additional inducement for facilitating market timing, the PBHG Complex defendants, including the PBHG Individual Defendants, often asked for and received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of PBA's other financial vehicles that assured a steady flow of fees or other benefits to the PBHG Complex, but added no value for PBHG shareholders.

Often the "sticky assets" would be placed, and sit quietly, in low-risk money market or government bond funds; but sometimes they would end up in a hedge fund, such as the Hybrid II hedge fund, as described above, run by PBA or its affiliates (but with a higher fee structure than the typical mutual fund), generating huge fees for PBA and its affiliated entities.

3. Profits Derived From Reorganizing The PBHG Complex To Capture Greater Fees

137. Over the course of the Class Period, the Parent defendants reorganized the PBHG Complex to eliminate the payment of fees to entities outside of their own corporate structure, and thereby increased their stake in the market timing-related profits. For instance, on July 16, 2001, PBHG was reorganized from a Maryland corporation into a Delaware business trust and on the same date, PBHG's outside distributor, SEI Investments Distribution Co., was replaced with PBHG Fund Distributors, a wholly-owned subsidiary of PBA, allowing PBA and its parent, Old Mutual, to capture a greater amount of fees and commissions generated by investment activity at PBHG, including market timing-generated revenue.

4. Pilgrim And Baxter's Profits

138. Pilgrim and Baxter, according to internal PBHG documents and published reports, made at least $541 million each from two sales of PBA – one to United Asset Management in 1995 and the second to Old Mutual in 2000 – based upon the corresponding revenue sharing agreements that they entered into as part of the two sales. Upon their resignation on November 13, 2003, Old Mutual paid Pilgrim and Baxter a lump sum of approximately $68 million. A very substantial portion of the money that Pilgrim and Baxter received was a direct result of the influx of market timing assets into PBHG mutual funds. In fact, but for the sharp increase in assets under management at PBHG due to market timing, Pilgrim and Baxter would not have been able

to negotiate such a high payout, including their lucrative revenue sharing contracts, with Old Mutual.

5. Timer Defendant Related Profits

139. The Timer defendants made millions of dollars timing PBHG mutual funds. Their profits were independent of the overall investment performance of the PBHG mutual funds in which they invested, and, in fact, as described herein, their rapid trading actually hurt the performance of the PBHG mutual funds in which the Timers had invested.

140. At the same time PBHG mutual fund shareholders were experiencing significant declines in their assets, Pilgrim was profiting from his involvement in the scheme to market time PBHG mutual funds. Defendant Pilgrim shared directly in Appalachian Trails' multi-million dollar profits from trading in the PBHG Growth Fund, PBHG Technology and Communications and other PBHG mutual funds during the Class Period, as a limited partner in this hedge fund. Indeed, Pilgrim's share of the profits during 2000 and 2001 alone was approximately $3.9 million, representing an annual return of 49% on Pilgrim's market timing investment in the PBHG Growth Fund, according to a *Newsweek* article published on December 8, 2003.

141. Appalachian Trails, CPTR and Cristiani's market timing activities also proved extremely profitable. Appalachian Trails earned millions by trading PBHG mutual funds throughout the Class Period. For example, during 2000 and 2001 alone, Appalachian Trails realized approximately $13 million in profits from its trading activity in PBHG mutual funds. Similarly, according to a *Fortune* article published on April 19, 2004, Stern and Canary achieved an 18% return in their first year of market timing PBHG's mutual funds with Baxter's assistance.

6. Broker And Financier Profits

142. The Broker and Financier defendants also profited from the timing activity. The Broker defendants collected fees from both their timer clients and PBHG for adding to the assets

under management at PBHG. JPM, too, was paid fees by its timer clients for its facilitation of timing at PBHG as a percentage of the money it loaned to the Timer defendants and other related financing fees and services, as described above.

F. The Harm Of Market Timing To PBHG Investors

143. Market timing caused significant harm to typical PBHG mutual fund investors in a variety of ways. For example, market timing caused "dilution", by not only depriving non-timer PBHG mutual fund investors of gains they would otherwise realize on their investments, but also by forcing them to incur a disproportionate share of the losses on days that the NAV declines. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV, as calculated on a per share basis, is less than it would have been had the timer not invested in the fund. Conversely, if the timer sells shares on days that market prices are falling below the calculated NAV, the arbitrage has the effect of making the next day's NAV, as calculated on a per share basis, lower than it would otherwise have been thus magnifying the losses experienced by other investors in the fund.

144. The harm to PBHG mutual fund investors from market timing extends beyond dilution. For example, as detailed above, successful market timing requires repeated, rapid trading of PBHG shares with significant amounts of cash which, in turn dramatically increases transaction costs, such as commissions, on the long-term investors that eat away at returns. Trades necessitated by market timer redemptions can also lead to realization of taxable capital gains, or may result in managers having to sell stock into a falling market which impose costs on the fund's long-term investors.

145. In fact, PBHG consistently ranked in the top 10 mutual fund complexes in terms of asset turnover among the top 100 funds surveyed during the class period across all applicable asset categories. This means that ordinary PBHG investors were forced to pay taxes, commissions and fees resulting from the buying and selling of stocks and other instruments by portfolio managers hired by PBA on behalf of PBHG investors. A good deal of this high turnover can be attributed to PBHG portfolio managers having to liquate and buy positions rapidly throughout the Class Period in response to market timing activity.

146. Market timing at PBHG also harmed mutual fund investors by forcing portfolio managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. Fund managers were therefore forced to enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs while at the same time leading to decreased investment performance and additional expenses.

147. Experts estimate that mutual fund investors, including PBHG shareholders, have lost billions of dollars annually as a result of market timing. Indeed, one recent study estimated that U.S. mutual funds lose \$4-\$5 billion per year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. University of South Carolina law professor John Freeman has similarly estimated that market timing trades may have drained more than \$5 billion a year from long-term fund shareholders.

148. PBHG was aware of the harm caused by market timing as early as 1998 and articulated the harms that market timing caused long-term PBHG mutual fund investors in a June 16, 1998 document entitled "MARKET TIMER POLICY", which states in relevant part:

> ***Market timers can have a significant impact on a portfolio manager's ability to effectively manage the assets of their funds. Portfolio activity generated by these cash flows can create capital gains and/or losses which result from the buying and selling of stock to cover the cash flows and generate additional transaction costs that are passed along to all of the underlying shareholders. These transactions also generate additional transaction cost*** [sic]***, which are passed along to all of the underlying shareholders. . . .***

(emphasis added)

149. The types of harm to ordinary PBHG shareholders described above were manifested in the poor performance of PBHG mutual funds relative to peer funds. For example, from 2000 to 2002, PBHG "Industry," "Long-term" and "Equity" funds performed among the ten worst of the largest 100 or so mutual funds in those corresponding categories, as measured by their nominal, asset-weighted performance. Additionally, relative to other mid-cap growth funds with similar asset classes and investment strategies, the PBHG Growth Fund lagged behind its peers by 18.3% and 14.0% in 2000 and 2001, respectively (during the peak period of market timing).

150. Furthermore, according to statements made by the SEC, the relatively small size of PBHG compared to other mutual fund families may have resulted in even more pronounced damages to individual members of the Class, as the damaging effects of illegal trading concerning PBHG Funds were shared by a relatively smaller group of investors. For instance, a long-term PBHG Growth Fund shareholder would have suffered a loss of 65% of the total value of an investment made in January of 2000 and held through the end of 2002.

151. The Timer defendants' market timing of PBHG mutual funds specifically diluted the Market-timed funds and caused other harm to the purchasers and shareholders of the PBHG

funds. The harm caused to PBHG shareholders because of this trading included increased transaction costs that they were forced to bear on a pro-rata basis. For example, in contrast to Pilgrim and Appalachian Trails' substantial profits derived from market timing the PBHG Growth Fund, during 2000-2001, a buy-and-hold shareholder invested in the PBHG Growth Fund who was not a participant in the fraudulent trading schemes would have lost over 60% of his investment in 2000 and over 26% in 2001. Similarly, a shareholder who held the PBHG Technology & Communications Fund during the period of Appalachian Trails' unlawful trading in 2001 would have lost over 19% of his investment.

152. As explained above, the timing activity facilitated by the Facilitator and Clearing Brokers, and their clients, severely disrupted the management of the PBHG mutual funds that were being subjected to the rapid timing. Moreover, the impact of market timing on PBHG mutual funds by the Timer defendants was substantial, given the massive amounts of money that were being rifled through the funds almost every day. According to PBHG's own internal documents, it was not uncommon for hundreds of millions of dollars of timing assets – sometimes over $400 million (as documented in a November 29, 2001 PBHG internal document, "Timer Activity Summary") – to flow through the funds each and every day. The result of these massive in and out flows was a frustration of the timed funds' investment objectives, increased fees, expenses, tax liabilities and added expenses generated by the resulting unneeded work on behalf of PBA and PBA-affiliated employees that did not benefit typical investors, but was nonetheless paid for by all PBHG investors.

V. CLASS ALLEGATIONS

153. Lead Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and 23(b)(3) on behalf of all persons and entities who purchased and/or held shares in any mutual fund in the PBHG fund family adversely affected by market timing that was

advised by PBA during the period from November 1, 1998 to November 13, 2003. Excluded from the Class are defendants, their legal representatives, parents, affiliates, heirs, successors or assigns, the family members of the PBHG Individual defendants and any entity in which defendants have or had a controlling interest, and any other person who engaged in the unlawful conduct described herein (the "Excluded Persons"). Also excluded are any officers, directors, or trustees of the Excluded Persons, and all trustees and portfolio managers of PBHG or PBA.

154. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Lead Plaintiff at the present time and can only be ascertained from books and records maintained by PBA and/or its agent(s), Lead Plaintiff believes that Class members number in the hundreds of thousands.

155. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether federal, state and/or common law was violated by defendants' acts and omissions as alleged herein;

(b) whether the registration statements and prospectuses set forth in Appendix B, annexed hereto, contained substantially the same misstatements of material fact or omitted to state substantially the same material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(c) whether defendants breached their fiduciary duties to Lead Plaintiff and the members of the Class; and

(d) whether Lead Plaintiff and the other members of the Class have sustained damages and, if so, the appropriate measure thereof.

156. Lead Plaintiff will fairly and adequately represent and protect the interests of the members of the Class. Lead Plaintiff has retained competent counsel experienced in class and securities litigation and intends to prosecute this action vigorously. Lead Plaintiff is a member of the Class and does not have interests antagonistic to, or in conflict with, the other members of the Class.

157. Lead Plaintiff's claims are typical of the claims of the members of the Class. Lead Plaintiff and all members of the Class purchased or held shares in mutual funds in the PBHG fund family adversely affected by market timing that were advised by PBA, and have sustained damages arising out of the uniform course of wrongful conduct alleged herein.

158. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Since the damages suffered by individual class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for the Class members individually to seek redress for the wrongful conduct alleged. Lead Plaintiff knows of no difficulty that will be encountered in the management of this litigation that would preclude its maintenance as a class action.

VI. CAUSES OF ACTION

VIOLATIONS OF THE SECURITIES ACT

COUNT I

Against Defendants Pilgrim, Baxter, PBHG, SEI Distribution Co.
And PBHG Fund Distributors For
Violations Of § 11 Of The Securities Act

159. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

160. This claim is brought pursuant to Section 11 of the Securities Act (15 U.S.C. § 77k) against defendants Pilgrim, Baxter, PBHG, SEI Distribution Co. and PBHG Fund Distributors.

161. The defendants named in this Count violated Section 11 of the Securities Act in that the registration statements and prospectuses issued for PBHG shares contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The PBHG Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of PBHG mutual funds and/or increased PBHG's costs and thereby reduced the actual performance of PBHG mutual funds; and

(b) that, pursuant to these unlawful agreements, defendants benefited financially at the expense of the PBHG investors.

162. The defendants named in this Count issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the PBHG Prospectuses.

163. The defendants named in this Count, and each of them, had the duty of investigating the information contained in the prospectuses before the dissemination to PBHG shareholders, and failed to satisfy that duty. Defendants, and each of them, owed to the PBHG shareholders, including Lead Plaintiff and the Class, the duty to ensure that the statements

contained in the prospectuses were true and complete and that there was no omission to state material facts required to be stated in order to make the statements contained therein not misleading. By virtue of the misrepresentations and omissions contained in or omitted from the prospectuses, as herein alleged, defendants, and each of them, are liable to Lead Plaintiff and the Class.

164. Prior to purchasing and/or reinvesting in PBHG mutual fund shares, Lead Plaintiff and Class members were provided with the appropriate prospectuses, without the knowledge of the untruths and/or omissions contained herein. Lead Plaintiff and Class members purchased and/or reinvested in the shares of the PBHG traceable to the false and misleading prospectuses.

165. As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the prospectuses, Lead Plaintiff and the Class suffered substantial damages. The true value of PBHG shares was lower than the NAV price that Lead Plaintiff and other Class members paid, and the value of PBHG shares decreased substantially subsequent to and due to defendants' violations.

166. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the PBHG shares traceable to the defective prospectuses, Lead Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements and omissions alleged herein and could not reasonably have possessed such knowledge.

COUNT II

Against Defendants PBHG, SEI Distribution Co. And PBHG Fund Distributors For Violations Of § 12(a)(2) Of The Securities Act

167. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff

expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

168. This claim is brought pursuant to Section 12(a)(2) of the Securities Act against defendants PBHG, SEI Distribution Co. and PBHG Fund Distributors.

169. Each of the defendants named in this Count was a seller of a security, specifically PBHG mutual funds sold pursuant to the PBHG Prospectuses.

170. By means of the PBHG Prospectuses, the defendants named in this Count sold PBHG mutual funds to Lead Plaintiff and the members of the Class. The defendants' actions of solicitation consisted primarily of the preparation and dissemination of the PBHG Prospectuses.

171. The PBHG mutual funds sold pursuant to the PBHG Prospectuses by defendants named in this Count were sold through the use of interstate communication, the use of interstate commerce, and the use of the mails.

172. The PBHG mutual fund shares were sold through the use of the PBHG Prospectuses which contained untrue statements of material fact or omitted to state material facts necessary in order to make the statements made not misleading.

173. The defendants named in this Count cannot prove that they did not know or, in the exercise of reasonable care, could not have known of the untruth or omission described in the preceding paragraph.

174. By reason of the conduct alleged herein, each defendant named in this Count violated Section 12(a)(2) of the Securities Act. As a direct and proximate result of defendants' conduct, Lead Plaintiff and the other members of the Class suffered substantial damage in connection with the purchase of PBHG mutual funds, and are entitled to rescission.

COUNT III

Against Defendants Old Mutual, Old Mutual
Asset Management, Old Mutual U.S., Pilgrim, Baxter And PBA
For Violations Of § 15 Of The Securities Act

175. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

176. This claim is brought pursuant to Section 15 of the Securities Act against defendants Old Mutual, Old Mutual Asset Management, Old Mutual U.S., Pilgrim, Baxter and PBA as control persons of PBHG and PBHG Fund Distributors. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the prospectuses, public filings, press releases and other publications are the collective actions of the defendants named in this Count.

177. PBHG and PBHG Fund Distributors are each liable under Sections 11 and 12(a)(2) of the Securities act as set forth herein.

178. Each of the defendants named in this Count was a "control person" of PBHG and PBHG Fund Distributors within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds. The defendants named in this Count directly and indirectly, had the power and authority, and exercised the same, to cause PBHG and PBHG Fund Distributors to engage in the wrongful conduct complained of herein. The defendants named in this Count issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the prospectuses.

179. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, the defendants named in this Count are liable to Lead Plaintiff and members of the Class to the same

extent as are PBHG and PBHG Fund Distributors for their primary violations of Sections 11 and 12(a)(2) of the Securities Act.

180. By virtue of the foregoing, Lead Plaintiff and other Class members are entitled to damages against the defendants named in this Count.

VIOLATIONS OF THE EXCHANGE ACT

COUNT IV

Against All Defendants For Violations Of § 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder

181. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

182. This claim is brought pursuant to Section 10(b) of the Exchange Act (15 U.S.C. § 78j) against all defendants on behalf of all persons who purchased shares in any mutual fund in the PBHG fund family adversely affected by market timing that was advised by PBA during the Class Period.

183. During the Class Period, each of the defendants named herein carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Lead Plaintiff and other Class members, as alleged herein, and caused Lead Plaintiff and other members of the Class to purchase PBHG shares or interests at distorted prices that they would not have paid had they known of the unlawful conduct alleged herein. In addition, in connection with the unlawful purchases and sales of securities described above, members of the Class suffered damages from, among other things, the dilution of their investment in PBHG mutual funds. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

184. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of PBHG's securities, including Lead Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG's assets and otherwise distorted the pricing of PBHG securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

185. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about PBHG's operations, as specified herein.

186. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Lead Plaintiff and members of the Class.

187. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

188. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the price of PBHG securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the PBHG Complex defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of materially adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Lead Plaintiff and the other members of the Class acquired the shares or interests in PBHG mutual funds during the Class Period at distorted prices and were damaged thereby.

189. At the time of said misrepresentations and omissions, Lead Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Lead Plaintiff and other members of the Class and the marketplace known of the truth concerning PBHG's operations, which were not disclosed by defendants, Lead Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

190. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

COUNT V

Against All Defendants
For Violations Of § 10(b) Of The
Exchange Act And Rule 10b-5 Promulgated Thereunder

191. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

192. This claim is brought pursuant to Section 10(b) of the Exchange Act (15 U.S.C. § 78j) against all defendants on behalf of all persons who held shares in any mutual fund in the PBHG mutual fund family during the Class Period and were injured in connection with the purchase and/or sale of PBHG mutual funds by the market timers and/or late traders, as alleged herein.

193. During the Class Period, each of the defendants named herein carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Lead Plaintiff and other Class members, as alleged herein, and caused Lead Plaintiff and other members of the Class to hold PBHG shares or interests that they would not have held had they known of the unlawful conduct alleged herein. In addition, in connection with the unlawful purchases and sales of securities by the market timers described above, members of the Class suffered damages from, among other things, the dilution of their investment in PBHG mutual funds. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

194. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the holders of the PBHG securities, including Lead Plaintiff

and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG's assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

195. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about PBHG's operations, as specified herein.

196. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Lead Plaintiff and members of the Class.

197. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

198. Lead Plaintiff and the other members of the Class were damaged by virtue of their status as holders of the various mutual funds in the PBHG fund family adversely affected by market timing that were advised by PBA. In connection with the unlawful purchases and sales of securities by market timers and late traders, as alleged herein, Lead Plaintiff and the other members of the Class suffered substantial damages, including but not limited to the dilution of

the value of their investment stemming from the activity of the market timers and late traders. But for these unlawful purchases and sales, Lead Plaintiff and the other members of the Class would not have suffered damages from the dilution of their investment alleged herein.

199. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

COUNT VI

Against Defendants Pilgrim, Baxter, Old Mutual, Old Mutual Asset Management And Old Mutual U.S. For Violations Of § 20(a) Of The Exchange Act

200. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

201. This claim is brought pursuant to Section 20(a) of the Exchange Act (15 U.S.C. § 78t) against Defendants Pilgrim, Baxter, Old Mutual, Old Mutual Asset Management and Old Mutual U.S.

202. The defendants named in this Count acted as controlling persons of PBA and PBHG within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Complex and systematic involvement in the fraudulent scheme alleged herein, each of the defendants named in this Count had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of PBHG and PBA, including the content and dissemination of the various statements which Lead Plaintiff contends are false and misleading. The defendants named in this Count had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

203. In particular, each of defendants named in this Count had direct and supervisory involvement in the operations of PBHG and PBA and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

204. As set forth above, each of the defendants named in this Count violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, the defendants named in this Count are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Lead Plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG mutual fund shares during the Class Period.

VIOLATIONS OF THE INVESTMENT COMPANY ACT OF 1940

COUNT VII

Against Defendants PBHG, Pilgrim, Baxter, SEI Investments Distribution and PBHG Fund Distributors For Violations Of § 34(b) Of The Investment Company Act

205. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

206. This claim is brought pursuant to Section 34(b) of the ICA (15 U.S.C. § 80a 33(b)), against Defendants PBHG, Pilgrim, Baxter, SEI Investments Distribution and PBHG Fund Distributors.

207. Under Section 34(b) of the ICA, it is unlawful for any person to make any untrue statement of a material fact in any registration statement application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to Section 31(a) (15 U.S.C. § 80a 30(a)). It is also unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to

prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

208. The defendants named in this Count made untrue statements of a material fact in PBHG's registration statement, application, report, account, record, and/or other document filed or transmitted pursuant to this title, or the keeping of which is required pursuant to Section 31(a) (15 U.S.C. § 80a 30(a)).

209. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct, and violations.

COUNT VIII

Against Defendants Pilgrim, Baxter, PBA, SEI Investments Distribution and PBHG Fund Distributors For Violations Of § 36(a) Of The Investment Company Act

210. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

211. This claim is brought pursuant to Section 36(a) of the ICA (15 U.S.C. § 80a 35(a)) against Pilgrim, Baxter, PBA, SEI Investments Distribution and PBHG Fund Distributors.

212. Under Section 36(a), the defendants named in this Count are deemed to owe fiduciary duties to Lead Plaintiff and other Class members and are prohibited from engaging in misconduct with respect to PBHG.

213. The defendants named in this Count devised and participated in a scheme to obtain substantial fees and other income for themselves and their affiliates by engaging in and/or allowing others to engage in market timing of PBHG mutual funds throughout the Class Period, solely for their own benefit and to the detriment of Lead Plaintiff and the Class, in violation of their fiduciary duties to Lead Plaintiff and other Class members. Defendants further failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members

could have made informed decisions about the true value and performance of PBHG mutual funds.

214. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct, and violations.

COUNT IX

Against Defendants PBA, PBHG Fund Services, PBHG Shareholder Services, Inc. And PBHG Fund Distributors For Violations Of § 36(b) Of The Investment Company Act

215. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

216. This claim is brought pursuant to Section 36(b) of the ICA, (15 U.S.C. § 80a 35(b)), against defendants PBA, PBHG Fund Services, PBHG Shareholder Services and PBHG Fund Distributors.

217. Under Section 36(b) of the ICA, the defendants named in this Count are deemed to owe a fiduciary duty to Lead Plaintiff and other Class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

218. Defendants devised and implemented a scheme to obtain substantial and excessive fees and other income for themselves and their affiliates by allowing others to engage in timing of PBHG mutual funds throughout the Class Period and in violation of their fiduciary duties to Lead Plaintiff and other Class members. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members could have made informed decisions about the true value and performance of the PBHG mutual funds. Moreover, the investment advisory contract between PBA and PBHG was not the product of arm's-length bargaining and the fees charged under the contract did not bear a reasonable relationship to the

services rendered under it, especially with respect to PBA's participation in market timing activities.

219. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct, and improper fees.

COUNT X

Against Defendants Defendants Old Mutual, Old Mutual Asset Management, Old Mutual U.S., Pilgrim And Baxter For Violations Of § 48(a) Of The Investment Company Act

220. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

221. This claim is brought pursuant to Section 48(a) of the ICA (15 U.S.C. § 80a 47) against defendants Old Mutual, Old Mutual Asset Management, Old Mutual U.S., Pilgrim and Baxter.

222. Under Section 48(a) of the ICA, it is unlawful for any defendant to do indirectly that which, under the Act, it could not do directly.

223. The defendants named in this Count devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing of PBHG mutual funds throughout the Class Period and in violation of their fiduciary duties to Lead Plaintiff and other Class members. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members could have made informed decisions about the true value and performance of the PBHG mutual fund shares.

224. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct, and excessive fees.

VIOLATIONS OF STATE AND COMMON LAW

COUNT XI

Against Defendants Pilgrim, Baxter, Old Mutual,
Old Mutual Asset Management, Old Mutual U.S.,
PBA, PBHG Fund Services, PBHG Shareholder Services, Inc.,
PBHG, SEI Distribution Co. And PBHG Fund Distributors
For Breach Of Fiduciary Duty/Constructive Fraud

225. Lead Plaintiff incorporates by reference the allegations set forth above as though fully set forth hereafter.

226. Defendants Pilgrim, Baxter, Old Mutual, Old Mutual Asset Management, Old Mutual U.S., PBA, PBHG Fund Services, PBHG Shareholder Services, Inc., PBHG, SEI Distribution Co. and PBHG Fund Distributors owed fiduciary duties to Lead Plaintiff and the Class to use reasonable care and skill in operating, administering, issuing, underwriting, distributing and managing the PBHG family of funds. As a part of their fiduciary duties to Lead Plaintiff and the Class, the defendants named in this Count also owed a duty to make a full and truthful disclosure of all material facts, to ensure that their representations regarding market timing were complete and accurate, and to ensure that actions were taken to protect long-term holders of mutual fund shares in the PBHG family of funds from damage caused to their investments from market timing and late trading.

227. The defendants named in this Count intentionally or recklessly breached their fiduciary duties by allowing favored investors to conduct timed trading in the PBHG family of funds, by misrepresenting and concealing the existence of such market timing, and by placing their own financial interests above those of Lead Plaintiff and members of the Holder Class.

228. Defendants' breaches of their fiduciary duties to Lead Plaintiff and the Class tended to deceive, to violate public and private confidence and to injure public interests.

229. Lead Plaintiff and members of the Class suffered injury as a result of defendants' conduct in the form of following, *inter alia*: increased transaction costs and expenses; reduced investment performance; and, Lead Plaintiff and members of the Class paid a higher price for PBHG mutual fund shares than they would have paid had the mutual funds been priced accurately to reflect the dilution of profits and increased costs and expenses that were caused by the breaches of duty by defendants alleged herein.

230. The breaches of fiduciary duty by the defendants named in this Count proximately caused the damages suffered by Lead Plaintiff and the members of the Class.

COUNT XII

Against All Defendants For Aiding And Abetting Breach of Fiduciary Duty

231. Lead Plaintiff incorporates by reference the allegations set forth above as though fully set forth hereafter.

232. The defendants named in Count XI owed a fiduciary duty to Lead Plaintiff and members of the Class, as alleged above. That duty was breached when those defendants permitted favored investors to market time in the PBHG family of funds.

233. The defendants named in this Count, both separately and in concert, as alleged herein, knowingly aided, encouraged, cooperated and/or participated in, and substantially assisted in the breaches of fiduciary duties by the defendants named in Count XI, above.

234. As a result of defendants' aiding and abetting the breaches of fiduciary duty by the defendants named in Count XI, above, Lead Plaintiff and members of the Class suffered damages.

COUNT XIII

Against All Defendants For Unjust Enrichment

235. Lead Plaintiff incorporates by reference the allegations set forth above as though fully set forth hereafter.

236. Lead Plaintiff and members of the Class conferred a benefit on the defendants. Defendants derived revenue and other benefits, including management fees, and were otherwise unjustly enriched from transactions connected with the PBHG family of funds, to the detriment of Lead Plaintiff and members of the Class.

237. Defendants' enrichment is directly and causally related to the detriment of Lead Plaintiff and members of the Class.

238. The benefit was accepted by defendants under such circumstances that it would be inequitable for it to be retained without payment. As alleged above, defendants, *inter alia*, breached their fiduciary duties to Lead Plaintiff and members of the Class and breached contracts with Lead Plaintiff and members of the Class, and therefore defendants are not justified to retain the benefits conferred upon them.

239. As a result of all of the defendants' conduct, Lead Plaintiff and members of the Class suffered damages.

240. There is no adequate remedy at law to compensate for these injuries to Lead Plaintiff and members of the Class.

VII. PRAYER FOR RELIEF

WHEREFORE, Lead Plaintiff, on behalf of itself and the members of the Class, prays for judgment as follows:

1. Declaring this action to be a proper class action maintainable pursuant to Rule 23 of the Federal Rules of Civil Procedure and declaring Lead Plaintiff to be a proper Class Representative;

2. Awarding Lead Plaintiff and the other members of the Class compensatory damages as a result of the wrongs alleged herein, including interest thereon, and further awarding punitive damages, disgorgement and restitution;

3. Awarding Lead Plaintiff and the other members of the Class their costs and expenses in this litigation, including reasonable attorneys' fees and experts' fees and other costs and disbursements; and

4. Granting Lead Plaintiff and the other members of the Class such other and further relief as the Court may deem just and proper.

VIII. JURY TRIAL DEMANDED

Lead Plaintiff demands a trial by jury of all issues so triable.

Dated: September 29, 2004

BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP

/s/

ALAN SCHULMAN
ROBERT S. GANS
TIMOTHY A. DeLANGE
JERALD D. BIEN-WILLNER
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Tel: (858) 793-0070
Fax: (858) 793-0323
-and-
J. ERIK SANDSTEDT
JOSEPH A. FONTI
1285 Avenue of the Americas
New York, New York 10019
Tel: (212) 554-1400
Fax: (212) 554-1444
Lead Counsel

Dated: September 29, 2004

TYDINGS & ROSENBERG LLP

/s/

WILLIAM C. SAMMONS, Fed Bar No. 02366
JOHN B. ISBISTER, Fed Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460
Liaison Counsel

::ODMA\PCDOCS\BLBGCA\15728\9

CERTIFICATE OF SERVICE

I, Alan Schulman, do hereby certify that on this 30th day of September 2004, a true and correct copy of ***CONSOLIDATED AMENDED CLASS ACTION COMPLAINT*** was electronically filed in this case on September 30, 2004, and was served on counsel of record via electronic mail in Portable Document File ("PDF") in accordance with Fed. R. Civ. P. 5(b).

/s/
ALAN SCHULMAN

::ODMA\PCDOCS\BLBGCA\15728\9

APPENDIX A

APPENDIX A

New Defendants

AT, L.P. (a/k/a Appalachian Trails, L.P.)
Banc of America Securities LLC
Bank of America Corporation
Bear Stearns & Co., Inc.
Bear Stearns Securities Corp.
Canadian Imperial Bank of Commerce
Canary Capital Partners, LLC
Canary Capital Partners, Ltd.
Canary Investment Management, LLC
Charles Schwab & Co.
Citigroup, Inc.
Citigroup Global Markets Holdings Inc.
CPTR, LLC
Credit Suisse First Boston (USA) Inc.
Investec (US) Incorporated
JP Morgan Chase and Co.
Alan Lederfeind
Michael G. Christiani
Old Mutual (US) Holdings, Inc.
Old Mutual Asset Management
Old Mutual, Plc
PBHG Fund Services
PBHG Shareholder Services, Inc.
Prudential Financial, Inc.
Prudential Securities, Inc.
Salomon Smith Barney, Inc.
Security Trust Company, N.A.
SEI Investments Distribution Company
Edward J. Stern
Theodore C. Sihpol, III
Wall Street Discount Corporation

Previously Named Defendants Not Named Herein

PBHG Growth Fund
PBHG Emerging Growth Fund
PBHG Large Cap Growth Fund
PBHG Select Growth Fund
PBHG Focused Value Fund
PBHG Large Cap Value Fund
PBHG Mid-Cap Value Fund
PBHG Select Equitiy Fund

PBHG Small Cap Value Fund
PBHG Large Cap 20 Fund
PBHG Stategic Small Company Fund
PBHG Disciplined Equity Fund
PBHG Large Cap Fund
PBHG Mid-Cap Fund
PBHG Small Cap Fund
PBHG Clipper Focus Fund
PBHG Small Cap Value Fund
TS&W Small Cap Value Fund, LLC
PBHG REIT Fund
PBHG Technology & Communications Fund
PBHG IRA Capital Preservation Fund
PBHG Intermediate Fixed Income Fund
PBHG Cash Reserves Fund

APPENDIX B

APPENDIX B

PBHG FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
1998	Registration statement for open-end investment company (business combinations)	6/10/1998	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	11/23/1998	Harold Baxter; Gary Pilgrim
1999	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	5/28/1999	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	7/29/1999	Harold Baxter; Gary Pilgrim
2000	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	4/6/2000	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	6/30/2000	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	7/28/2000	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	10/27/2000	Harold Baxter; Gary Pilgrim
	Registration statement for open-end investment company (business combinations)	11/20/2000	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	12/15/2000	Harold Baxter; Gary Pilgrim
	[Amend] Registration statement for open-end investment company (business combinations)	12/20/2000	Harold Baxter; Gary Pilgrim

APPENDIX B

PBHG FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	12/26/2000	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	12/29/2000	Harold Baxter; Gary Pilgrim
2001	New effective date for post-effective amendment [Rule 485(b)(1)(iii)](Including all other filings incorporated therein by reference)	2/27/2001	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	3/2/2001	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	3/13/2001	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	5/8/2001	Harold Baxter; Gary Pilgrim
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)]	7/6/2001	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	7/13/2001	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	8/14/2001	Harold Baxter; Gary Pilgrim
	Registration statement for open-end investment company (business combinations)	9/27/2001	Harold Baxter; Gary Pilgrim

APPENDIX B

PBHG FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
	[Amend] Registration statement for open-end investment company (business combinations)(Including all other filings incorporated therein by reference)	10/29/2001	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	10/29/2001	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	12/14/2001	Harold Baxter; Gary Pilgrim
2002	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	1/11/2002	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	3/11/2002	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	7/26/2002	Harold Baxter; Gary Pilgrim
	Registration statement for open-end investment company (business combinations)	11/22/2002	Harold Baxter; Gary Pilgrim
2003	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	1/14/2003	Harold Baxter; Gary Pilgrim
	Registration statement for open-end investment company (business combinations)	3/14/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	4/3/2003	Harold Baxter; Gary Pilgrim

APPENDIX B

PBHG FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	4/3/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	5/9/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	5/16/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	5/30/2003	Harold Baxter; Gary Pilgrim
	Registration statement for open-end investment company (business combinations)	6/2/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	6/30/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	7/30/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	7/31/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	8/1/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	8/11/2003	Harold Baxter; Gary Pilgrim

APPENDIX B

PBHG FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	8/11/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	8/14/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	9/24/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	9/30/2003	Harold Baxter; Gary Pilgrim
	Post-effective amendment [Rule 485(a)] (Including all other filings incorporated therein by reference)	10/15/2003	Harold Baxter; Gary Pilgrim